                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-30264

[MOBILITY ELECTRONICS LOGO]

MOBILITY ELECTRONICS, INC.
4,000,000 SHARES

COMMON STOCK
This is the initial public offering of Mobility Electronics, Inc. We are offering 4,000,000 shares of common stock. The public offering price is $12.00 per share.

Our common stock has been approved for listing on the Nasdaq National Market under the symbol "MOBE."

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                   UNDERWRITING
                                  PRICE TO          DISCOUNTS         PROCEEDS TO
                                   PUBLIC        AND COMMISSIONS      MOBILITY
Per Share                        $12.00       $0.84                   $11.16
TOTAL                            $48,000,000  $3,360,000              $44,640,000

We have granted the underwriters a 30-day option to purchase up to 600,000 additional shares of common stock solely to cover over-allotments, if any. If all such shares are purchased, the total price to public will be $55,200,000, the total underwriting discount will be $3,864,000 and the total proceeds to us will be $51,336,000. See "Underwriting."

The shares of common stock are offered, subject to prior sale, by the underwriters on a firm commitment basis when, and as if delivered and accepted by them, and subject to approval of certain legal matters by counsel to the underwriters and certain other conditions. Delivery of the shares of common stock offered by this prospectus to underwriters is expected to be made in New York, New York on or about July 6, 2000.

DEUTSCHE BANC ALEX. BROWN
                            BANC OF AMERICA SECURITIES LLC

The date of this Prospectus is June 30, 2000

       [DESCRIPTION OF GRAPHICS ON INSIDE FRONT COVER PAGE AND GATEFOLD]

     The top of the inside front cover will contain the phrase "Revolutionizing the Remote Bus Industry through Split Bridge(TM) technology." A diagram of a printed circuit board will appear below the text. The diagram will illustrate the ability of the Mobility Split Bridge(TM) chip to interface with a remote secondary PCI bus rather than a traditional secondary PCI bus. The bottom of the inside front cover will include a Split Bridge(TM) logo depicting the cable for a remote secondary PCI bus and a picture of the "PCWeek Best of COMDEX" award we received, which declared our Split Bridge(TM) technology the "Best New Technology" at the fall 1999 COMDEX trade show.

     The left side of the gatefold will contain, in the center of the page, the text "PCI bridges are commonplace. Mobility's Split Bridge(TM) technology, because of its unique remote PCI bus architecture, opens up a whole new world of PCI bus applications never before feasible. Some of the potential markets are listed here but the possibilities are endless because PCI is everywhere." Starting in the upper left hand corner of the gatefold, and moving clockwise and across to the right side of the gatefold, there will be graphics representing the notebook computer, desktop computer, server/router, modular computer, home networking, service industry, industrial, automotive, test equipment, business machines, telecom and hand-held computer markets. These graphics will be connected to a representation of the Mobility Split Bridge(TM) chip in the center of the gatefold. The phrase "Because PCI is Everywhere ... the Possibilities are Endless", accompanied by our company logo, will be written in larger letters across the center of the entire spread.

                               TABLE OF CONTENTS

Prospectus Summary..........................................    3
Risk Factors................................................    8
Forward-Looking Statements..................................   20
Use of Proceeds.............................................   20
Dividend Policy.............................................   21
Capitalization..............................................   22
Dilution....................................................   24
Selected Consolidated Financial Data........................   26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   28
Business....................................................   38
Management..................................................   53
Principal Stockholders......................................   61
Certain Transactions........................................   63
Description of Capital Stock................................   66
Shares Eligible For Future Sale.............................   74
Underwriting................................................   76
Interests of Named Experts and Counsel......................   79
Experts.....................................................   79
Additional Information Available To You.....................   79
Index to Consolidated Financial Statements..................  F-1

     Mobility Electronics(R), EASi(R), EasiDock(R), Split Bridge(TM) and our stylized logo are trademarks of Mobility Electronics, Inc. All other tradenames or trademarks appearing in this prospectus are the property of their respective owners.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF OUR COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                      (This page intentionally left blank)

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus including "Risk Factors" and the consolidated financial statements, before making an investment decision.

                                  OUR BUSINESS

     Mobility Electronics designs, develops and markets technology and products for the computer industry as well as for a broad range of related microprocessor applications. These technologies and products allow the connection of the computer to various peripherals using a remote peripheral component interface, or PCI bus, technology. Our proprietary Split Bridge(TM) technology consists of a Split Bridge(TM) link, typically two customized semiconductors, or chips, two connectors and a high-speed cable. Our technology for the first time allows any computer's primary PCI bus, which is the heart of the computer, to be extended to a remote location of up to 15 feet with virtually no software requirements or performance degradation. This enables architectural designs of computer systems and applications that previously were not feasible.

     Unlike traditional communication protocols such as universal serial bus, or USB, firewire, or IEEE 1394, Ethernet and small computer systems interface, or SCSI , Split Bridge(TM) offers a combination of simplicity, high performance and technological superiority. Since Split Bridge(TM) technology extends the PCI bus, it can accommodate any of the traditional communication protocols in the remote location as if they are attached to the primary PCI bus. Our Split Bridge(TM) technology won PC Week's "Best New Technology" award at the fall 1999 COMDEX trade show, and was runner-up for the "Technology Achievement of the Year Award" at the Mobile Insights 2000 Conference. We have one Split Bridge(TM) patent that was issued by the U.S. Patent and Trademark Office, and have received notice of allowance for an additional Split Bridge(TM) patent.

     Today the most prevalent computer architecture, which is incorporated into virtually all computer systems and in many related microprocessor applications, uses the PCI bus. However, the PCI bus cannot be extended more than a few inches. This extension is necessary to alleviate the physical printed circuit board, or PCB, space constraints on the computer motherboard, and restrictions on the number of lines, or circuits, and electrical loads that can be attached to the PCI bus. Consequently, the industry today faces a number of difficult physical and electrical constraints when designing computer systems and products. Additionally, traditional communication protocols, which attempt to address these limitations, have numerous disadvantages when compared to our Split Bridge(TM) technology since they generally require a processor, extensive software and other related items.

     Our Split Bridge(TM) technology eliminates many of these physical and electrical constraints by allowing one or more Split Bridge(TM) chips to be attached to a computer's primary PCI bus, with the mating Split Bridge(TM) chips installed at a remote location along with an extended secondary PCI bus. Split Bridge(TM) technology thus substantially reduces the need for available physical space on the primary PCB by eliminating the requirement that all the circuitry be on the main computer motherboard, and by allowing the extension cable and connectors to be small and flexible. Moreover, since all of the secondary PCI bus loads and peripherals do not need to be physically attached to the primary PCI bus, Split Bridge(TM) technology enables input/output devices, peripherals and other technologies to be placed in multiple remote locations.

     Our first major application for Split Bridge(TM) technology is the creation of a new universal docking product category which allows users of portable computers to configure a flexible, high performance docking solution that meets their individual needs. More importantly, our universal docking products are compatible with most makes and models of portable computers, thus, facilitating the use of a portable computer as a true desktop replacement.

     According to IDC, a leading industry source, the market for portable computers, excluding handheld devices, is expected to grow at a compounded annual growth rate of 13.8% from 15.5 million units in 1998 to approximately
29.6 million units in 2003. In addition, IDC forecasts that the handheld market will grow at a compounded annual growth rate of over 39.8% from 6.6 million units in 1998 to approximately

35.2 million units by 2003. Coupled with this trend toward portability, there has been an increased demand for computers that are smaller and lighter but have processing functionality similar to that of the traditional desktop computer. To make these smaller and lighter computers more convenient to use in the office and home, docking stations are required to allow users to connect to networks, peripheral devices and external power sources, providing users with all of the features and functionality of a traditional desktop computer.

     We believe that our Split Bridge(TM) docking station products, which offer a combination of universality and expandability, create the basis for a connectivity standard for the portable computer industry. This would allow the user to replace the desktop computer with a fully integrated, customizable mobile computing system and purchase docking solutions independent of the choice of computer.

     Our universal docking station product line further provides distributors, retailers and value-added resellers with the ability to carry a limited number of universal and expandable docking products, as opposed to many individual docking stations that only work with one computer model. Thus, distributors, retailers and value-added resellers can offer flexible choices to their customers and have products readily available when new computer models are launched, while at the same time simplifying their dock inventory requirements. Finally, these products offer computer original equipment manufacturers, or OEMs, the ability to use our standardized docking solution for all of their portable computer models.

     Our second major application for our Split Bridge(TM) technology is the provision of additional lower cost expansion and backup capacity, remote access and enhanced communication among computers in the server, desktop and keyboard-video-mouse, or KVM, switch markets in partnership with Cybex Computer Products Corporation. Potential future applications include business machines, such as copiers and printers, test equipment, modular computers, computer data storage, in-home remote computer extension and any other application that can benefit from extending the PCI bus or from enhanced communication among computers.

     In addition to our Split Bridge(TM) technology products, we also design, develop and market a range of connectivity and power products for portable computers. Our current major customers include Buy.com, Compaq, CompUSA, Gateway, Hewlett-Packard, Hitachi, IBM, Ingram Micro, Merisel, Microwarehouse, Mitsubishi, NEC, Pinacor, Targus, Tech Data and Toshiba. We also have important strategic relationships with 3Com, Cybex, LSI Logic, Molex, Philips, Silicon Image, Solectron, Targus and others.

     We were formed as a limited liability company under the laws of the State of Delaware in May 1995, and were converted to a Delaware corporation by a merger effected in August 1996, in which we were the surviving entity. We changed our name from "Electronics Accessory Specialists International, Inc." to "Mobility Electronics, Inc." on July 23, 1998. Our principal executive offices are located at 7955 East Redfield Road, Scottsdale, Arizona 85260, and our telephone number is (480) 596-0061. Unless otherwise indicated in this prospectus, references to "Mobility," "us," "we" and "our" refer to Mobility Electronics, Inc. and shall include our predecessor, Electronics Accessory Specialists International, L.L.C. Our website is located at www.mobilityelectronics.com. The information contained on our website does not constitute part of this prospectus.
                             ---------------------

     Unless otherwise indicated, this prospectus assumes:

     - that the underwriters have not exercised their option to purchase additional shares;

     - conversion of 60% of the outstanding convertible debentures into 5,821 shares of common stock, at $7.73 per share, upon the completion of this offering;

     - conversion of all shares of Series C preferred stock into approximately 1,688,865 shares of common stock, on a 1-to-0.68995 basis, upon completion of this offering;

     - conversion of all shares of Series D preferred stock into approximately 438,595 shares of common stock on a 1-to-0.87719 basis, upon the completion of this offering; and

     - the effect of a 1-for-2 reverse split of our common stock that was consummated on March 31, 2000.

                                  THE OFFERING

Common stock offered by Mobility....4,000,000 shares

Common stock to be outstanding after
this offering.......................12,831,400 shares

Use of proceeds.....................For working capital and general corporate purposes including the repayment of debt, increased spending on sales and marketing, research and development, potential acquisitions and expansion of our operational and administrative infrastructure. See "Use of Proceeds" for more detailed information.

Nasdaq National Market Symbol......."MOBE"

     The number of shares of common stock to be outstanding upon completion of this offering is based on the number of shares outstanding as of March 31, 2000, assuming the conversion of 60% of the outstanding convertible debentures ($45,000) into 5,821 shares of common stock at $7.73 per share, the conversion of 2,447,808 shares of Series C preferred stock into 1,688,865 shares of common stock and the conversion of 500,000 shares of Series D preferred stock into 438,595 shares of common stock. This number excludes as of March 31, 2000: (1) 872,095 shares subject to outstanding options and 377,905 shares available for future option grants under our Amended and Restated 1996 Long Term Incentive Plan, or the 1996 Plan; (2) 102,828 shares subject to non-plan options; and (3) 2,083,776 shares subject to warrants to purchase common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  MAY 5,                                                          THREE MONTHS
                                                (INCEPTION)               YEAR ENDED DECEMBER 31,               ENDED MARCH 31,
                                              TO DECEMBER 31,    ------------------------------------------    ------------------
                                                   1995           1996       1997        1998        1999       1999       2000
                                              ---------------    -------    -------    --------    --------    -------    -------
                                                (UNAUDITED)                                                       (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales...................................      $  118         $ 5,669    $12,744    $ 21,072    $ 13,952    $ 3,228    $ 5,002
Gross profit (loss).........................          36           1,217       (591)     (2,458)      2,201        433      1,395
Total operating expenses....................         827           3,224      7,483      13,938      12,236      3,456      3,350
                                                  ------         -------    -------    --------    --------    -------    -------
Loss from operations........................        (791)         (2,007)    (8,075)    (16,396)    (10,034)    (3,023)    (1,955)
Other expense (income):
  Interest expense, net.....................          (3)            112        676       1,638       6,297        628        929
  Other, net................................          --              (7)        24          (1)        126         (1)        (2)
                                                  ------         -------    -------    --------    --------    -------    -------
Loss before provision for income taxes......        (788)         (2,112)    (8,775)    (18,033)    (16,457)    (3,650)    (2,882)
Provision for income taxes..................          --              --         --          --          --         --         --
                                                  ------         -------    -------    --------    --------    -------    -------
Net loss....................................        (788)         (2,112)    (8,775)    (18,033)    (16,457)    (3,650)    (2,882)
Cumulative dividends on Series B preferred
  stock.....................................          --            (160)      (317)         --          --         --         --
Beneficial conversion cost of preferred
  stock.....................................          --              --         --          --      (1,450)        --        (49)
                                                  ------         -------    -------    --------    --------    -------    -------
Net loss attributable to common
  stockholders..............................      $ (788)        $(2,272)   $(9,092)   $(18,033)   $(17,907)   $(3,650)   $(2,931)
                                                  ======         =======    =======    ========    ========    =======    =======
Net loss per share:
  Basic and diluted.........................      $(0.39)        $ (1.08)   $ (3.45)   $  (4.36)   $  (3.59)   $ (0.80)   $ (0.46)
                                                  ======         =======    =======    ========    ========    =======    =======
Weighted average common shares outstanding:
  Basic and diluted.........................       2,035           2,099      2,639       4,136       4,994      4,567      6,324
                                                  ======         =======    =======    ========    ========    =======    =======
Pro forma net loss attributable to common
  stockholders..............................                                                       $(16,815)              $(2,562)
                                                                                                   ========               =======
Pro forma net loss per share:
  Basic and diluted.........................                                                       $  (2.97)              $ (0.37)
                                                                                                   ========               =======
Pro forma weighted average common shares
  outstanding:
  Basic and diluted.........................                                                          5,661                 6,991
                                                                                                   ========               =======

                                                                   MARCH 31, 2000
                                                              -------------------------
                                                                             PRO FORMA
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
                                                                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................    $ 6,318       $41,389
Working capital.............................................      4,230        43,977
Total assets................................................     18,079        53,150
Long-term debt, less current installments...................      3,430            24
Total stockholders' equity..................................      5,137        48,289

     See note 19 to our consolidated financial statements for an explanation of the determination of shares used in computing net loss per share.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detailed information.

     The pro forma as adjusted data above adjusts the actual amounts to reflect the conversion of 60% of outstanding convertible debentures into 5,821 shares of common stock at $7.73 per share as of March 31, 2000, the conversion of 2,447,808 outstanding shares of Series C preferred stock into 1,688,865 shares of common stock as of March 31, 2000, on a 1-to-0.68995 basis and the conversion of 500,000 shares of outstanding Series D preferred stock into 438,595 shares of common stock as of March 31, 2000, on a 1-to-0.87719 basis, and the application of the net proceeds from the sale of 4,000,000 shares of common stock offered by us at the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

     The pro forma net loss and pro forma loss per share reflect the reduction of approximately $8.0 million of debt from the proceeds of issuing approximately 667,000 shares of common stock upon completion of this offering and give effect to the reduction in interest expense had the debt reduction taken place at the beginning of 1999.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Any of the following risks could cause the trading price of our common stock to decline.

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES AND MAY NOT BE PROFITABLE IN THE FUTURE.

     We have experienced significant operating losses since inception and, as of March 31, 2000, have an accumulated deficit of approximately $49.5 million. We expect to continue to incur operating losses in fiscal 2000. If we do not achieve continued revenue growth sufficient to absorb our recent and planned expenditures, we could experience additional losses in future periods. These losses or fluctuations in our operating results could cause the market value of our common stock to decline.

     We anticipate that in the future we will make significant investments in our operations, particularly to support technological developments and sales activities and, that as a result, operating expenses will continue to increase. We intend to make such investments on an ongoing basis, primarily from cash generated from operations and, to the extent necessary, funds available from our lines of credit and this offering, as we develop and introduce new products and expand into new markets such as international, direct and OEM markets. If net sales do not increase with capital or other investments, we are likely to continue to incur net losses and our financial condition could be materially adversely affected. We have not yet achieved profitability, and there can be no assurance that we will achieve or sustain profitability on a quarterly or annual basis.

OUR FUTURE SUCCESS IS UNCERTAIN BECAUSE SPLIT BRIDGE(TM) TECHNOLOGY IS NEW TO OUR BUSINESS.

     We began developing the Split Bridge(TM) technology during the first quarter of 1998, and in the fourth quarter of 1998, we changed our overall strategy to pursue the application of the Split Bridge(TM) technology as our primary focus. Prior to changing our business strategy, we developed and manufactured port replicators and power products. Our new business focus and strategy may not be successful. In addition, because we have only recently begun to focus our business on the development and application of the Split Bridge(TM) technology, we cannot be sure that our business model and future operating performance will yield the results that we seek. Our operating results for future periods are subject to all of the risks and uncertainties inherent in the establishment of new business enterprises. Our future operating results will depend upon, among other factors:

     - computer OEM acceptance of our Split Bridge(TM) technology and products;

     - the level of product technology and price competition for our universal docking, server and Split Bridge(TM) products;

     - our ability to defend our patents and patents pending;

     - our success in establishing and expanding our direct and indirect distribution channels with corporate and consumer portable computer users;

     - our success in establishing universal docking products as a retail product line;

     - our success in attracting and retaining strategic partners, joint ventures and licensing opportunities;

     - our success in attracting and retaining motivated and qualified personnel, particularly in the technical area; and

     - our development and marketing of new products and Split Bridge(TM) technology applications.

WE MAY NOT ACHIEVE ANTICIPATED REVENUES IF MARKET ACCEPTANCE OF OUR SPLIT BRIDGE(TM) TECHNOLOGY IS NOT FORTHCOMING.

     We believe that revenues from universal docking stations will account for a material portion of our revenues for the foreseeable future. Our future financial performance will depend on market acceptance of our Split Bridge(TM) technology, including our universal connectivity station product line. The market for docking stations is characterized by ongoing technological developments, frequent new product announcements and introductions, evolving industry standards and changing customer requirements. As a result, if our Split Bridge(TM) technology and universal connectivity product line do not achieve widespread market acceptance, we may not achieve anticipated revenues. Although PCI is an industry standard, the operating systems used by our customers may not be compatible with certain products in our universal docking product line and, as a result, the available market for our products may be limited.

     Our future financial performance also depends in large part on the existence and continued growth of market demand for universal connectivity stations. There can be no assurance that the market or demand for universal connectivity stations, if any, will develop and continue to grow. Any failure of this market to develop or grow or our failure to develop a universal connectivity station that satisfies market needs or that works with all computer makes or models could have a material adverse effect on us. In addition, demand for our products is primarily driven by the underlying market demand for portable computers. Should the growth in demand for portable computers be inhibited, we may not achieve anticipated revenues.

OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS, AND AN UNANTICIPATED DECLINE IN REVENUES MAY CAUSE OUR STOCK PRICE TO FALL.

     It is likely that in some future quarter or quarters our operating results will be below the expectations of securities analysts and investors. If a shortfall in revenues occurs, the market price for our common stock may decline significantly. The factors that may cause our quarterly operating results to fall short of expectations include:

     - our ability to develop and market our new Split Bridge(TM) products in a timely manner;

     - the timing of our, and our competitors, new product or technology introductions and product enhancements;

     - market acceptance of our Split Bridge(TM) products and technology;

     - the size and timing of customer orders;

     - difficulties with new Split Bridge(TM) production implementation or supply chain;

     - seasonality of sales;

     - product defects and other product quality problems due to the recent development of our Split Bridge(TM) technology;

     - our ability to attract and retain strategic partners to continue the advances necessary for Split Bridge(TM) technology;

     - the degree and rate of growth of the markets in which we compete and the accompanying demand for our products;

     - our ability to expand our internal and external sales forces and build the required infrastructure to meet anticipated growth; and

     - our suppliers' ability to perform under their contracts with us.

     Many of these factors are beyond our control. For these reasons, you should not rely on period-to-period comparisons of our financial results to forecast our future performance.

WE MAY NOT BE ABLE TO ADEQUATELY MANAGE OUR ANTICIPATED GROWTH, WHICH COULD IMPAIR OUR EFFICIENCY AND NEGATIVELY IMPACT OUR OPERATIONS.

     We may not be able to manage our growth effectively, which could impair our efficiency, reduce the quality of our solutions, impair further growth and harm our business, financial condition and operating results. If we do not effectively manage this growth, we may not be able to operate efficiently or maintain the quality of our products. Either outcome could harm our operating results. In the past, we have experienced rapid growth, and we plan to continue to expand our operations. This expansion is expensive and places a significant strain on our personnel and other resources. For example, our universal connectivity station product line is expected to result in a significant increase in the number of shipments to and from our Scottsdale, Arizona facility. To manage our expanded operations effectively, we will need to further improve our operational, financial and management systems and successfully hire, train, motivate and manage our employees.

OUR FAILURE TO RESPOND TO RAPID TECHNOLOGICAL CHANGES MAY IMPAIR OUR OPERATING RESULTS.

     The market for our universal connectivity station product line is new and emerging, and is characterized by rapid technological advances, changing customer needs and evolving industry standards. Accordingly, to realize our expectations regarding our operating results, we depend on our ability to:

     - develop, in a timely manner, new products and services that keep pace with developments in technology;

     - meet evolving customer requirements; and

     - enhance our current product and service offerings and deliver those products and services through appropriate distribution channels.

     We may not be successful in developing and marketing, on a timely and cost-effective basis, either enhancements to our Split Bridge(TM) technology products or new products which respond to technological advances and satisfy increasingly sophisticated customer needs. If we fail to introduce new products, our operating results may suffer. In addition, if new industry standards emerge that we do not anticipate or adapt to, our products could be rendered obsolete and our business could be materially harmed. Alternatively, any delay in the development of technology upon which our products are based could result in our inability to introduce new products as planned. For example, certain products that we are currently developing depend upon the availability of USB 2.0. The success and marketability of technology developed by others is beyond our control.

WE DEPEND ON LARGE PURCHASES FROM A FEW SIGNIFICANT CUSTOMERS, AND ANY LOSS, CANCELLATION OR DELAY IN PURCHASES BY THESE CUSTOMERS COULD CAUSE A SHORTFALL IN REVENUE.

     We derive a substantial portion of our product sales through a relatively small number of OEMs and third-party distributors. For the year ended December 31, 1998, OEMs and distributors represented 42.8% and 26.8%, respectively, of our sales during that period. For the year ended December 31, 1999, OEMs and distributors represented 60.8% and 24.8%, respectively, of our sales during that period.

     While our financial performance depends on large orders from a few significant OEMs and third-party distributors, with the exception of Targus, our contractual relationships are generally non-exclusive and cancelable upon notice to us. In addition:

     - our distributor agreements generally do not require minimum purchases;

     - our customers can stop purchasing and our distributors can stop distributing our products at any time; and

     - our distributor agreements generally are not exclusive and are for one year terms, with no obligation of the distributors to renew the agreements.

     Sales to Targus totaled 16.2% for the year ended December 31, 1998 and 26.6% for the year ended December 31, 1999. We primarily sell custom products to Targus. The agreement is renewable in one year increments and does not allow product returns. Targus is responsible for all costs incurred on custom products built on its behalf.

     Because our expenses are based on our revenue forecasts, a substantial reduction or delay in sales of our products to, or unexpected returns from OEMs and distributors, or the loss of any significant customer could harm our business. Although our largest customers may vary from period-to-period and we expect to diversify our customers in the future, our operating results for any given period may continue to depend to a significant extent on large orders from a small number of customers.

     There can be no assurance that our distributors will continue their current relationships with us or that they will not give higher priority to the sale of other products, which could include products of our competitors. In addition, effective distributors must devote significant technical, marketing and sales resources to an often lengthy sales cycle. There can be no assurance that our current and future distributors will devote sufficient resources to market our products effectively or that economic or industry conditions will not adversely affect such distributors. A reduction in sales efforts or a discontinuance of distribution of our products by our distributors could lead to reduced sales. In addition, because we sell a significant portion of our products through distributors, it is difficult for us to monitor end user demand for our products on a current basis. For example, third-party distributors may place large initial orders which may not be indicative of long-term end user demand.

     Our operating results could also be materially adversely affected by changes in distributors' inventory strategies, which could occur rapidly and, in many cases, may not be related to end user demand. New products may require different marketing, sales and distribution strategies than those for our current products. There can be no assurance that our distributors will choose or be able to effectively market these new products or to continue to market our products.

OUR RELIANCE ON SINGLE OR LIMITED SOURCES FOR KEY COMPONENTS MAY INHIBIT OUR ABILITY TO MEET CUSTOMER DEMAND.

     The principal components of our docking station products are purchased from outside vendors. We buy components under purchase orders and generally do not have long-term agreements with our suppliers. Any termination of or significant disruption in our relationship with our component suppliers may prevent us from filling customer orders in a timely manner, as we generally do not maintain large inventories of our components. We purchase a number of the components for our products from sole or a limited number of suppliers; for example, Philips Semiconductors is our sole supplier of Split Bridge(TM) technology ASIC chips,

Molex is our sole supplier of certain system connectors for use with our universal docking products, EFA is the only manufacturer of our USB docking stations and Solectron is the only company that produces our Split Bridge(TM) universal docking stations for us. EFA and Solectron are located in the Far East. We have occasionally experienced and may in the future experience delays in delivery of such components. Although alternate suppliers are available for most of the components and services needed to produce our products, the number of suppliers of some components is limited, and qualifying a replacement supplier and receiving components from alternate suppliers could take several months.

     We depend upon our suppliers to deliver components that are free from defects, competitive in functionality and cost and in compliance with our specifications and delivery schedules. Disruption in supply, a significant increase in the cost of one or more components, failure of a supplier to remain competitive in functionality or price, the failure of a supplier to comply with any of our procurement needs or the financial failure or bankruptcy of a supplier could delay or interrupt our ability to manufacture or deliver our products to customers on a timely basis.

OUR RELIANCE ON THIRD-PARTY MANUFACTURING VENDORS TO MANUFACTURE OUR PRODUCTS MAY CAUSE A DELAY IN OUR ABILITY TO FILL ORDERS.

     We rely on third-party manufacturers for assembly and subassembly of our products. Any termination of or significant disruption in our relationship with the third-party manufacturers of our products may prevent us from filling customer orders in a timely manner, as we generally do not maintain large inventories of our products. Additionally, our use of third-party manufacturers reduces control over product quality and manufacturing yields and costs. We depend upon our third-party manufacturers to deliver our products that are free from defects, competitive in functionality and cost and in compliance with our specifications and delivery schedules. Moreover, although arrangements with such manufacturers may contain provisions for warranty obligations on the part of third-party manufacturers, we remain primarily responsible to our customers for warranty obligations. Disruption in supply, a significant increase in the cost of the assembly of our products, failure of a third-party manufacturer to remain competitive in functionality or price, the failure of a third-party manufacturer to comply with any of our procurement needs or the financial failure or bankruptcy of a third-party manufacturer could delay or interrupt our ability to manufacture or deliver our products to customers on a timely basis.

OUR SUCCESS DEPENDS IN PART UPON SALES TO OEMS, WHOSE UNPREDICTABLE DEMANDS AND REQUIREMENTS MAY SUBJECT US TO POTENTIAL ADVERSE REVENUE FLUCTUATIONS.

     We expect that we will continue to be dependent upon a limited number of OEMs for a significant portion of our net sales in future periods, although no OEM is presently obligated either to purchase a specified amount of products or to provide us with binding forecasts of product purchases for any period. Our products are typically one of many related products used by portable computer users. Demand for our products is therefore subject to many risks beyond our control, including, among others:

     - competition faced by our OEM customers in their particular end markets;

     - market acceptance of Split Bridge(TM) technology and products by our OEM customers;

     - technical challenges which may or may not be related to the components supplied by us;

     - the technical, sales and marketing and management capabilities of our OEM customers; and

     - the financial and other resources of our OEM customers.

     Certain divisions within our OEM customers have developed products intended to compete with our products. There can be no assurance that we will not lose sales in the future as a result of such competing products. The reduction, delay or cancellation of orders from our significant OEM customers, or the discontinuance of our products by our end users may subject us to potential adverse revenue fluctuations.

WE HAVE IN THE PAST EXPERIENCED RETURNS OF OUR PRODUCTS, AND AS OUR BUSINESS GROWS WE MAY EXPERIENCE INCREASED RETURNS, WHICH COULD HARM OUR REPUTATION AND NEGATIVELY IMPACT OUR OPERATING RESULTS.

     In the past, some of our customers have returned our products to us because they felt that the product did not meet their expectations, specifications and requirements. Historically, these returns have been approximately 7.0% of sales. It is likely that we will experience some level of returns in the future and, as our business grows, the amount of returns may increase despite our efforts to minimize them. Also, returns may adversely affect our relationship with affected customers and may harm our reputation. This could cause us to lose potential customers and business in the future. We maintain a financial reserve for future returns that we believe is adequate given our historical level of returns. If returns increase, however, our reserve may not be sufficient and our operating results could be negatively affected.

INTENSE COMPETITION IN THE MARKET FOR CONNECTIVITY PRODUCTS COULD PREVENT US FROM INCREASING REVENUE AND SUSTAINING PROFITABILITY.

     Although the market for our universal docking products is relatively new and emerging and we presently have few direct competitors, we expect that the markets for our products will become increasingly competitive. The market for computer products in general is intensely competitive, subject to rapid change and sensitive to new product introductions or enhancements and marketing efforts by industry participants. We expect to experience significant and increasing levels of competition in the future. The principal competitive factors affecting the markets for our product offerings include:

     - corporate and product reputation;

     - innovation with frequent product enhancement;

     - breadth of integrated product line;

     - product design, functionality and features;

     - product quality and performance;

     - ease-of-use;

     - support; and

     - price.

     Although we believe that our products compete favorably with respect to such factors, there can be no assurance that we can maintain our competitive position against current or potential competitors, especially those with greater financial, marketing, service, support, technical or other competitive resources.

     We currently compete primarily with the internal design efforts of OEMs. These OEMs, as well as a number of our potential non-OEM competitors, have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than we do. We, however, believe that we have a proprietary position with respect to our Split Bridge(TM) technology and universal connectivity stations which may pose a barrier to entry that could keep our competitors from developing similar products or selling competing products in our markets. There can be, however, no assurance that such competitors will not be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, sale and promotion of their products than we do or develop products that are superior to our products or that achieve greater market acceptance.

     Our future success will depend, in part, upon our ability to increase sales in our targeted markets. There can be no assurance that we will be able to compete successfully with our competitors or that the competitive pressures we face will not have a material adverse effect on us. Our future success will depend in large part upon our ability to increase our share of our target market and to sell additional products and product enhancements to existing customers. Future competition may result in price reductions, reduced margins or decreased sales. See "Business -- Competition."

IF WE ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY OR IF WE LOSE KEY PERSONNEL, WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR BUSINESS OR ACHIEVE OUR OBJECTIVES.

     We believe our future success will depend in large part upon our ability to identify, attract and retain highly skilled managerial, engineering, sales and marketing, finance and operations personnel. Competition for such personnel in the computer industry is intense, and we compete for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than us. There can be no assurance we will be successful in identifying, attracting and retaining such personnel.

     Our success also depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing, finance and manufacturing personnel, many of whom would be difficult to replace. In particular, we believe that our future success depends on Charles R. Mollo, Chief Executive Officer, Jeffrey S. Doss, Executive Vice President, and Richard
W. Winterich, Chief Financial Officer. Except for Mr. Doss, we do not maintain key person life insurance on any of our executive officers. Except for Messrs. Doss, Mollo, Winterich and Donald W. Johnson, our new Executive Vice President of Worldwide Sales, Marketing and Operations, we do not have employment contracts covering any of our senior management. The loss of the services of any of our key personnel, the inability to identify, attract or retain qualified personnel in the future or delays in hiring required personnel could make it difficult for us to manage our business and meet key objectives, such as timely product introductions.

IF OUR PRODUCTS CONTAIN UNDETECTED SOFTWARE OR HARDWARE ERRORS, WE COULD INCUR SIGNIFICANT UNEXPECTED EXPENSES AND LOST SALES AND BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     Our products are based on new technology and are complex. As such, they may contain undetected errors or performance problems, particularly during new or enhanced product launches. Despite product testing prior to introduction, our products have in the past, on occasion, contained errors that were discovered after commercial introduction. Errors or performance problems may also be discovered in the future. Any future defects discovered after shipment of our products could result in loss of sales, delays in market acceptance or product returns and warranty costs. We attempt to make adequate allowance in our new product release schedule for testing of product performance. Because of the complexity of our products, however, our release of new products may be postponed should test results indicate the need for redesign and retesting, or should we elect to add product enhancements in response to customer feedback. In addition, third-party products, upon which our products are dependent, may contain defects which could reduce or undermine the performance of our products.

     In addition, although our sales agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, there can be no assurance that such limitations of liability would be enforceable or would otherwise protect us from liability for damages to a customer resulting from a defect in one of our products. Although we maintain liability insurance covering certain damages arising from implementation and use of our products, there can be no assurance that such insurance would cover or be sufficient to cover any such claims sought against us.

IF WE FAIL TO PROTECT OUR INTELLECTUAL PROPERTY, OUR BUSINESS AND ABILITY TO COMPETE COULD SUFFER.

     Our success and ability to compete are dependent upon our internally developed technology and know-how. We rely primarily on a combination of patent protection, copyright and trademark laws, trade secrets, nondisclosure agreements and technical measures to protect our proprietary rights. While we have certain patents and patents pending, there can be no assurance that patents pending or future patent applications will be issued or that if issued, such patents will not be challenged, invalidated or circumvented or that rights granted thereunder will provide meaningful protection or other commercial advantage to us. Moreover, there can be no assurance that any patent rights will be upheld in the future or that we will be able to preserve any of our other intellectual property rights. We typically enter into confidentiality, noncompete or invention assignment agreements with our key employees, distributors, customers and potential customers, and limit access to, and distribution of, our product design documentation and other proprietary information. Additionally, we believe that, due to the rapid pace of innovation within the computer industry, factors such as:

     - technological and creative skill of personnel;

     - knowledge and experience of management;

     - name recognition;

     - maintenance and support of products;

     - the ability to develop, enhance, market and acquire products and services; and

     - the establishment of strategic relationships in the industry also represent important protections for our technology. There can be no assurance that our confidentiality agreements, confidentiality procedures, noncompetition agreements or other factors will be adequate to deter misappropriation or independent third-party development of our technology or to prevent an unauthorized third party from obtaining or using information that we regard as proprietary. See "Business -- Proprietary Rights."

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT ARE COSTLY TO DEFEND AND COULD LIMIT OUR ABILITY TO USE CERTAIN TECHNOLOGIES IN THE FUTURE.

     The laws of some foreign countries do not protect or enforce proprietary rights to the same extent as do the laws of the United States. There can be no assurance that our competitors will not independently develop technology similar to existing proprietary rights of others. We expect that computer products will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. There can be no assurance that third parties will not assert infringement claims against us in the future or, if infringement claims are asserted, that such claims will be resolved in our favor. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms favorable to us, if at all. In addition, litigation may be necessary in the future to protect our trade secrets or other intellectual property rights, or to determine the validity and scope of the proprietary rights of others.

Such litigation could result in substantial costs and diversion of resources. See "Business -- Proprietary Rights."

OUR ABILITY TO INCREASE INTERNATIONAL SALES AND MANAGE OUR INTERNATIONAL OPERATIONS IS SUBJECT TO A NUMBER OF RISKS BEYOND OUR CONTROL.

     Our success will depend, in part, on additional expansion of our sales in foreign markets. We have established a relationship with a representative agency that has exclusive rights to sell our products in Europe. We intend to expand into other foreign markets. Our failure to expand international sales in a timely and cost-effective manner could have a material adverse effect on us. In addition, there can be no assurance we will be able to maintain or increase international market demand for our products. Our international business involves a number of risks, including:

     - the impact of possible recessionary environments in foreign economies;

     - political and economic instability;

     - exchange rate fluctuations;

     - longer receivable collection periods and greater difficulty in accounts receivable collection from distributors and customers;

     - difficulty in managing distributors or sales representatives;

     - increased sales and marketing expense;

     - difficulty in staffing foreign operations;

     - unexpected changes in regulatory requirements;

     - reduced or limited protection for intellectual property rights;

     - export restrictions and availability of export licenses;

     - tariffs and other trade barriers;

     - seasonal reduction in business activities;

     - complex foreign laws and treaties including employment laws; and

     - potentially adverse tax consequences.

     Our international sales are priced in both U.S. dollars and in foreign currency, each of which presents certain risks and uncertainties. Currency exchange fluctuations could have a material adverse effect on our sales denominated in U.S. currency as a decrease in the value of foreign currencies relative to the U.S. dollar could make our pricing more expensive than, or non-competitive with, products priced in local currencies. Additionally, due to the number of foreign currencies involved in our international sales and the volatility of foreign currency exchange rates, we cannot predict the effect of exchange rate fluctuations with respect to such sales on future operating results. We have not engaged in hedging transactions with respect to our net foreign currency exposure. To the extent we implement hedging activities in the future with respect to foreign currency transactions, there can be no assurance that we will be successful in such hedging activities.

     Moreover, certain of our customer purchase agreements are governed by foreign laws, which may differ significantly from U.S. laws. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect amounts owed to us should any customer refuse to pay such amounts. In addition, we are subject to the Foreign Corrupt Practices Act which may place us at a competitive disadvantage with respect to foreign companies that are not subject to that act.

     In January 1999, the new "Euro" currency was introduced in European countries that are part of the European Monetary Union, or EMU. During 2002, all EMU countries are expected to completely replace their national currencies with the Euro. Because a significant amount of uncertainty exists as to the effect the Euro will have on the marketplace and because all of the final rules and regulations have not yet been defined and finalized by the European Commission regarding the Euro currency, we cannot determine the effect this will have on our business.

RISKS RELATED TO THE OFFERING

OUR EXECUTIVE OFFICERS AND DIRECTORS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING WHICH COULD DELAY OR PREVENT A MERGER OR OTHER CHANGE IN CONTROL OF US.

     Upon completion of this offering, our principal stockholders, executive officers, directors and affiliated individuals and entities together will beneficially own approximately 19.73% of the outstanding shares of common stock (18.88% if the underwriters' over-allotment option is exercised in full). As a result, these stockholders, acting together, may be able to influence significantly and possibly control most matters requiring approval by our stockholders, including approvals of:

     - amendments to our certificate of incorporation;

     - mergers;

     - sale of all or substantially all of our assets;

     - going private transactions; and

     - other fundamental transactions.

     In addition, our certificate of incorporation does not provide for cumulative voting with respect to the election of directors. Consequently, our present directors, executive officers, principal stockholders and their respective affiliates may be able to control the election of the members of the board of directors. Such a concentration of ownership could have an adverse effect on the price of the common stock, and may have the effect of delaying or preventing a change in control, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

SOME PROVISIONS OF OUR CHARTER DOCUMENTS MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD DISCOURAGE A CHANGE IN CONTROL AND REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

     Some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us even if a change of control would be beneficial to our stockholders. These provisions include:

     - authorizing the issuance of preferred stock without common stockholder approval;

     - prohibiting cumulative voting in the election of directors; and

     - limiting the persons who may call special meetings of stockholders.

See "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions" for more information regarding anti-takeover matters.

AS OUR COMMON STOCK HAS NOT BEEN PUBLICLY TRADED, OUR STOCK PRICE MAY BE EXTREMELY VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE.

     Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined through negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price.

     Equity markets, particularly the market for technology companies, have recently experienced significant price and volume fluctuations that are unrelated to the operating performance of individual companies. These broad market fluctuations may cause the market price of our common stock to decline. In addition, the market price of our common stock is likely to be highly volatile. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This litigation could result in substantial costs and a diversion of management's attention and resources.

     Significant fluctuations in the market price of our common stock could be caused by a number of factors, including:

     - actual or anticipated fluctuations in our operating results;

     - changes in expectations as to our future financial performance;

     - changes in financial estimates of securities analysts;

     - changes in market valuations of other technology companies;

     - announcements by us or our competitors of significant technical innovations, design wins, contracts, standards or acquisitions; and

     - the operating and stock price performance of other comparable companies.

     Due to these factors, the value of your investment in our common stock could be reduced. These market fluctuations may cause our stock price to decline regardless of our performance.

OUR MANAGEMENT WILL HAVE BROAD DISCRETION TO USE THE PROCEEDS OF THIS OFFERING AND THEIR USES MAY NOT YIELD A FAVORABLE RETURN.

     While we intend to use the net proceeds from this offering principally for working capital needs and general corporate purposes, including the repayment of approximately $8.0 million of outstanding debt, product and market development, acquisitions or investments in complementary businesses or products and the right to use complementary technologies, most of the net proceeds of this offering have not been allocated for specific uses. Our management will have broad discretion to spend the proceeds from this offering in ways with which stockholders may not agree. The failure of our management to use these funds effectively could result in unfavorable returns. This could have significant adverse effects on our financial condition and could cause the price of our common stock to decline. See "Use of Proceeds."

THE PURCHASERS IN THE OFFERING WILL IMMEDIATELY EXPERIENCE SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE.

     The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after the offering. As a result, purchasers of shares will experience immediate and substantial dilution of approximately $8.36 in net tangible book value per share, or approximately 69.7% of the initial public offering price of $12.00 per share. In contrast, existing stockholders paid an average price of $6.49 per share.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     Upon completion of this offering, we will have 12,831,400 shares of common stock outstanding. All the shares sold in this offering can be freely traded. Certain of the remaining 8,831,400 shares of common stock outstanding after this offering are subject to lock-up agreements that prohibit the sale of the shares for 180 days after the effective date of the registration statement filed pursuant to this offering. Immediately after the 180 day lock-up period, 6,936,239 of these shares will become available for sale. The remaining shares of our common stock will become available at various times thereafter upon the expiration of a one-year holding period. Sales of a substantial number of shares of common stock in the public market after this offering or after the expiration of the lock-up and holding periods could cause the market price of our common stock to decline. See "Shares Eligible for Future Sale" for a discussion of potential future sales of our common stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. You should not rely on these forward-looking statements which apply only as of the date of this prospectus. These statements refer to our future plans, objectives, expectations and intentions. We use words such as "believe," "anticipate," "expect," "will," "intend," "estimate" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of certain markets. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could contribute to these differences include those discussed in the preceding pages and elsewhere in this prospectus.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the 4,000,000 shares being offered by us at the initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be $43,107,145, or $49,803,145 if the underwriters' over-allotment option is exercised in full. We expect to use the net proceeds of this offering for working capital and general corporate purposes, including repayment of approximately $8.0 million of debt in the aggregate as described below, increased spending on sales and marketing, research and development and expansion of our operational and administrative infrastructure. Specific amounts for these purposes, other than the repayment of debt, have not yet been determined. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, product lines or products. However, we have no current plans, agreements or commitments with respect to any such acquisition, and we are not currently engaged in any negotiations with respect to any such transaction. Pending these uses, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities.

     We are using a portion of the proceeds from this offering to fully repay two revolving loan agreements and one term loan agreement with Bank of America, N.A. These agreements with Bank of America all mature on March 31, 2001. Borrowings under the revolvers bear interest at a floating rate of prime plus 2.5% per annum. The amounts outstanding under the revolvers at March 31, 2000 were $1.4 million and $514,000. Borrowings under the term loan bear interest at a floating rate of prime plus 3.5% per annum. The amount outstanding under the term loan at March 31, 2000 was $750,000.

     We are using a portion of the proceeds from this offering to fully repay two term loans with Sirrom Capital Corporation, now known as Finova Capital Corporation, or Finova, each bearing interest at 13.5% per annum and each maturing on June 23, 2002. At March 31, 2000 the amounts outstanding under the Finova loans were $1.6 million and $1.75 million. The proceeds from the Finova loans were used for working capital purposes.

     We are using a portion of the proceeds from this offering to fully repay two outstanding Bridge Note debt offerings. At March 31, 2000, the principal amount outstanding under the offering that will mature on March 31, 2001, bearing interest at 14% per annum, was approximately $1.4 million and the principal amount outstanding under the offering that will mature on July 31, 2000, bearing interest at 13% per annum, was $550,000.

     We have Convertible Debentures that bear interest at 12% per annum with an aggregate principal amount outstanding as of March 31, 2000 of $75,000 that will mature on dates ranging from October 2003 to May 2004. Assuming the holders of the Convertible Debentures exercise their conversion rights prior to the closing of this offering, we intend to convert 60% of the outstanding principal amount under the Convertible Debentures into 5,821 shares of our common stock at the closing of this offering. At such time, we plan to fully repay the remaining $30,000, or whatever amount remains unconverted under the Convertible Debentures. The proceeds from the Convertible Debentures were used for working capital purposes.

     In connection with the acquisition of certain assets of Miram International, Inc., we assumed a promissory note bearing interest at 8% per annum and maturing on July 31, 2000. At March 31, 2000, $105,000 was outstanding under this note, which amortizes in equal installments on April 30, 2000 and July 31, 2000. The April 30, 2000 installment has been paid. We are using a portion of the proceeds from this offering to fully repay this note.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Furthermore, covenants in our loan agreements with Bank of America prohibit the payment of dividends on common stock without the consent of Bank of America and the terms of the Series C and Series D preferred stock prohibit the payment of cash dividends without the consent of the Series C and Series D preferred stockholders, respectively. See Notes 7, 10 and 20 to our consolidated financial statements.

                                 CAPITALIZATION

     The following table shows:

     - our actual capitalization as of March 31, 2000;

     - our capitalization as of that date on a pro forma basis to give effect to the conversion of 60% of the outstanding convertible debentures into 5,821 shares of common stock at $7.73 per share, the conversion of 2,447,808 shares of Series C preferred stock into 1,688,865 shares of common stock, on a 1-to-0.68995 basis, and the conversion of 500,000 shares of Series D preferred stock into 438,595 shares of common stock, on a 1-to-0.87719 basis, upon the closing of this offering; the holders of the Series C preferred stock have a basis in the underlying common stock that is less than the offering price, which would indicate that voluntary conversion is likely although not mandatory, and the Series D preferred stock by its terms automatically converts to common stock immediately prior to this offering;

     - our capitalization as of such date on a pro forma basis to give effect to the 1-for-2 reverse stock split of our common stock that was effected on March 31, 2000, and the post-December 31, 1999 changes in the number of our authorized shares of common and preferred stock; and

     - our capitalization on a pro forma as adjusted basis to reflect our receipt of the net proceeds from the sale of common stock offered by us at an offering price of $12.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses.

                                                                        MARCH 31, 2000
                                                              ----------------------------------
                                                                        (IN THOUSANDS)
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
Debt:
  Note payable -- Bridge loans..............................  $  1,935   $  1,935     $     --
  Lines of credit -- Bank of America........................     1,866      1,866           --
  Note payable -- Bank of America...........................       750        750           --
  Notes payable -- Finova...................................     3,350      3,350           --
  Convertible debt..........................................        75         30           --
  Note payable -- Moroz.....................................       105        105           --
  Capital leases............................................       114        114          114
                                                              --------   --------     --------
          Total debt........................................     8,195      8,150          114
Stockholders' equity (deficiency):
  Preferred stock, $0.01 par value; 15,000,000 shares
     authorized; 2,500 shares of which are designated Series
     A preferred stock, none of which are issued and
     outstanding; 4,186 shares of which are designated
     Series B preferred stock, none of which are issued and
     outstanding; 4,500,000 shares of which are designated
     Series C preferred stock, 2,447,808 of which are issued
     and outstanding; 500,000 shares of which are designated
     Series D preferred stock, 500,000 of which are issued
     and outstanding........................................        30         --           --
  Common stock $0.01 par value; 90,000,000 shares
     authorized; 6,698,119 issued and outstanding; 8,831,400
     issued and outstanding pro forma; 12,831,400 issued and
     outstanding pro forma as adjusted......................        67         88          128
Additional paid-in capital..................................    57,130     57,184      100,251
Accumulated deficit.........................................   (49,542)   (49,542)     (49,542)
Stock subscription and deferred compensation................    (2,548)    (2,548)      (2,548)
                                                              --------   --------     --------
Net stockholders' equity....................................     5,137      5,182       48,289
                                                              --------   --------     --------
          Total capitalization..............................  $ 13,332   $ 13,332     $ 48,403
                                                              ========   ========     ========

     The number of shares of capital stock referenced above excludes: (1) 148,152 shares of common stock which may be issued upon the exercise of currently outstanding vested options issued under the 1996 Plan; (2) options to purchase 102,828 shares of common stock outside the 1996 Plan at $3.52 per share; and (3) warrants to purchase 2,083,776 shares of common stock at a weighted average exercise price of $4.88 per share. See "Management -- Amended and Restated 1996 Long Term Incentive Plan" and note 11 to our consolidated financial statements. See notes 10 and 11 to our consolidated financial statements for more information regarding our equity structure.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock.

     Our pro forma net tangible book value at March 31, 2000, was approximately $3.6 million, or $0.41 per share, based on 8,831,400 shares of our common stock outstanding after giving effect to the conversion of 60% of the outstanding convertible debentures into 5,821 shares of common stock at $7.73 per share, the conversion of 2,447,808 outstanding shares of our Series C preferred stock into 1,688,865 shares of common stock, on a 1-to-0.68995 basis, and the conversion of 500,000 outstanding shares of our Series D preferred stock into 438,595 shares of common stock, on a 1-to-0.87719 basis, upon the closing of this offering.

     After giving effect to the sale of the 4,000,000 shares of common stock by us at an initial public offering price of $12.00 per share (less the underwriting discounts and commissions and estimated offering expenses payable by us), our pro forma as adjusted net tangible book value at March 31, 2000, would be $46.7 million, or $3.64 per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $3.23 per share to existing stockholders and an immediate dilution of $8.36 per share to new investors, or approximately 69.7% of the initial public offering price of $12.00 per share.

     The following table illustrates this per share dilution:

Initial public offering price per share.....................           $12.00
  Net tangible book value per share before the offering.....  $ 0.41
  Increase per share attributable to new investors..........    3.23
                                                              ------
Pro forma net tangible book value per share after the
  offering..................................................             3.64
                                                                       ------
Dilution per share to new investors.........................           $ 8.36
                                                                       ======

     The following table summarizes, on a pro forma basis as of March 31, 2000, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid:

                                     SHARES PURCHASED      TOTAL CONSIDERATION      AVERAGE
                                   --------------------   ----------------------   PRICE PER
                                     NUMBER     PERCENT     AMOUNT      PERCENT      SHARE
                                   ----------   -------   -----------   --------   ---------
                                                          (THOUSANDS)
Existing stockholders............   8,831,400    68.8%      $ 57,272      57.1%     $ 6.49
New investors....................   4,000,000    31.2         43,107      42.9       10.78
                                   ----------    ----       --------      ----
          Totals.................  12,831,400     100%      $100,379       100%
                                   ----------    ----       --------      ----

     The information in the table is based upon the initial public offering price of $12.00 per share before deducting underwriting discounts and commissions and offering expenses payable by us. The information concerning existing stockholders is based on the number of shares of common stock outstanding on March 31, 2000 and gives effect to the conversion of 60% of the outstanding convertible debentures into 5,821 shares of common stock at $7.73 per share, the conversion of 2,447,808 outstanding shares of Series C preferred stock into 1,688,865 shares of common stock, on a 1-to-0.68995 basis, and the conversion of 500,000 outstanding shares of our Series D preferred stock into 438,595 shares of common stock, on a 1-to-0.87719 basis, upon completion of this offering. The information presented with respect to existing stockholders excludes as of March 31, 2000: (1) 872,095 shares subject to outstanding options and 377,905 shares available for future option grants under our 1996 Plan; (2) 102,828 shares subject to non-plan options; and
(3) 2,083,776 shares subject to warrants to purchase common stock. The issuance of common stock in connection with the exercise of these options and warrants will result in further dilution to new investors. See notes 10 and 11 to our consolidated financial statements for more information regarding our equity structure.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial data should be read together with our consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other information contained in this prospectus. The selected financial data presented below under the captions "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999, are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants, included elsewhere in this prospectus. We derived the consolidated financial data for the period ended December 31, 1995 (unaudited) and the year ended December 31, 1996 from our consolidated financial statements that are not included in this prospectus. The selected data presented below for the three months ended March 31, 1999 and 2000, and as of March 31, 2000, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments necessary to present fairly in all material respects the information in those statements.

                                                                                                         THREE MONTHS
                                                MAY 5,                                                       ENDED
                                            (INCEPTION) TO           YEAR ENDED DECEMBER 31,               MARCH 31,
                                             DECEMBER 31,    ---------------------------------------   -----------------
                                                 1995         1996      1997       1998       1999      1999      2000
                                            --------------   -------   -------   --------   --------   -------   -------
                                             (UNAUDITED)                                                  (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.................................      $  118       $ 5,669   $12,744   $ 21,072   $ 13,952   $ 3,228   $ 5,002
Cost of sales.............................          82         4,452    13,335     23,530     11,751     2,795     3,607
                                                ------       -------   -------   --------   --------   -------   -------
Gross profit (loss).......................          36         1,217      (591)    (2,458)     2,201       433     1,395
Operating expenses:
  General and administrative..............         283         1,978     1,907      4,446      3,651       829     1,255
  Research and development................         159           711     2,951      4,361      3,377     1,073       951
  Marketing and sales.....................         385           535     2,625      5,131      5,208     1,554     1,144
                                                ------       -------   -------   --------   --------   -------   -------
        Total operating expenses..........         827         3,224     7,483     13,938     12,236     3,456     3,350
                                                ------       -------   -------   --------   --------   -------   -------
Loss from operations......................        (791)       (2,007)   (8,075)   (16,396)   (10,035)   (3,023)   (1,955)
Other expense (income):
  Interest expense, net...................          (3)          112       676      1,638      6,296       628       929
  Other, net..............................          --            (7)       24         (1)       126        (1)       (2)
                                                ------       -------   -------   --------   --------   -------   -------
Loss before provision for income taxes....        (788)       (2,112)   (8,775)   (18,033)   (16,457)   (3,650)   (2,882)
Provision for income taxes(a).............          --            --        --         --         --        --        --
                                                ------       -------   -------   --------   --------   -------   -------
Net loss..................................        (788)       (2,112)   (8,775)   (18,033)   (16,457)   (3,650)   (2,882)
Cumulative dividends on Series B preferred
  stock...................................          --          (160)     (317)        --         --        --        --
Beneficial conversion cost of preferred
  stock...................................          --            --        --         --     (1,450)       --       (49)
                                                ------       -------   -------   --------   --------   -------   -------
Net loss attributable to common
  stockholders............................      $ (788)      $(2,272)  $(9,092)  $(18,033)  $(17,907)  $(3,650)  $(2,931)
                                                ======       =======   =======   ========   ========   =======   =======
Net loss per share(b)(c):
  Basic and diluted.......................      $(0.39)      $ (1.08)  $ (3.45)  $  (4.36)  $  (3.59)  $ (0.80)  $ (0.46)
                                                ======       =======   =======   ========   ========   =======   =======
Weighted average common shares
  outstanding(b)(c):
  Basic and diluted.......................       2,035         2,099     2,639      4,136      4,994     4,567     6,324
                                                ======       =======   =======   ========   ========   =======   =======
Pro forma net loss attributable to common
  stockholders(d).........................                                                  $(16,815)            $(2,562)
                                                                                            ========             =======

                                                                                                         THREE MONTHS
                                                MAY 5,                                                       ENDED
                                            (INCEPTION) TO           YEAR ENDED DECEMBER 31,               MARCH 31,
                                             DECEMBER 31,    ---------------------------------------   -----------------
                                                 1995         1996      1997       1998       1999      1999      2000
                                            --------------   -------   -------   --------   --------   -------   -------
                                             (UNAUDITED)                                                  (UNAUDITED)
Pro forma net loss per share(b)(c)(d):
  Basic and diluted.......................                                                  $  (2.97)            $ (0.37)
                                                                                            ========             =======
Pro forma weighted average common shares
  outstanding(b)(c)(d):
  Basic and diluted.......................                                                     5,661               6,991
                                                                                            ========             =======

                                                                       DECEMBER 31,
                                                    --------------------------------------------------    MARCH 31,
                                                       1995        1996     1997      1998      1999        2000
                                                    -----------   ------   -------   -------   -------   -----------
                                                    (UNAUDITED)                                          (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.........................     $352       $  290   $ 2,216   $ 2,433   $ 4,792     $ 6,318
Working capital (deficit).........................      424          388     1,928    (3,511)    5,483       4,230
Total assets......................................      815        4,380    12,250    12,735    14,899      18,079
Long-term debt, less current installments.........       --        1,168     3,919     3,587     8,051       3,430
Total stockholders' equity (deficiency)...........      568          607       430    (3,496)    2,310       5,137

------------

(a) During August 1996, Mobility was converted from a limited liability corporation to a C-corporation. As a limited liability company, we were not subject to income taxes.

(b) See note 19 to our consolidated financial statements for an explanation of the determination of the number of shares and share equivalents used in computing per share amounts.

(c) As adjusted to reflect a 1-for-2 reverse stock split effected on March 31, 2000. All share amounts, share prices and per share information have been retroactively adjusted to reflect this 1-for-2 reverse split.

(d) The pro forma net loss and pro forma net loss per share reflect the reduction of approximately $8.0 million of debt from the proceeds of issuing approximately 667,000 shares of common stock upon completion of this offering and give effect to the reduction in interest expense had the debt reduction taken place at the beginning of 1999.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read together with "Selected Consolidated Financial Data" and our consolidated financial statements and notes thereto contained in this prospectus. This discussion and analysis contains certain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     In the first quarter of 1998 we began to pursue a technology that would enable us to create a new universal docking product category which allows portable computer users to configure a flexible, high performance docking solution that is compatible with essentially all makes and models of portable computers. The fundamental technology that we developed has far reaching applications. In the first quarter of 1999 we changed our overall business strategy to pursue the application of our Split Bridge(TM) technology as our primary focus.

     Mobility was founded in May 1995 to develop products for the portable computer market. Initial sales were generated primarily from reselling third-party power products. In mid-1996 we began manufacturing and shipping our first port replicator and monitor stand products to Toshiba. During 1997 we expanded our product offering to include port replicators for other computer original equipment manufacturers, or OEMs, to meet the growing end user demand for such products. Sales grew from $118,000 in 1995, to $5.7 million in 1996, to $12.7 million in 1997 and $21.1 million in 1998. Sales in 1999 declined to $14.0 million primarily due to the phase out of the mechanical port replicator product line. Net losses increased from $788,000 in 1995, to $2.1 million in 1996, to $8.8 million in 1997, to $18.0 million in 1998 and decreased slightly to $16.5 million in 1999.

     After reviewing our financial performance relative to the mechanical port replicator product line, we determined that we needed to discontinue this product line. The then available technology required each port replicator to be unique to each portable computer. It typically took two months to design a unit and an additional month to implement production and have product available in the market. Lifecycles of portable computers vary, but they average approximately nine months. With one-third of the lifecycle consumed in design and production implementation, it was difficult to generate sufficient unit volume over the remaining life of the portable computer to amortize the design and tooling costs. In addition, once the portable computer was replaced in the market by a new model, we faced the economic issues associated with the distribution channel's return of unsold product. This resulted in obsolete inventory, as the unit was model specific to the discontinued portable computer.

     In December 1998 we booked reserves for inventory obsolescence, product returns and tooling equipment impairment. An additional inventory reserve was established in the amount of $4.5 million, unamortized tooling in the amount of $275,000 was written off and an additional reserve for product returns was recorded in the amount of $235,000.

     The product line abandonment plan called for an immediate stop to mechanical port replicator development. The engineering staff supporting this activity was dismantled in the first quarter of 1999. The port replicator product offering was reduced to the finished goods on hand and the build out of existing component inventory. The final build was completed in July 1999, and we continued to sell out of finished goods inventory throughout the year ended December 31, 1999. During 1999 we booked an incremental $1.7 million of obsolete inventory reserve to specifically reserve all remaining mechanical port replicator inventory.

     The product line abandonment plan assumed a migration from the mechanical port replicator product offering to a universal line of docking stations. Universal docking stations are a natural application for the Split Bridge(TM) technology. These docking stations will represent the first commercial application of the technology. A line of products was designed around our Split Bridge(TM) technology and existing USB technology. The universal nature of the product line overcomes the issues that made the mechanical port replicator financially unviable. Specifically, the products are not model specific to portable computers and therefore provide leverage to the engineering and tooling cost. In addition, the product is compatible with virtually all PCI-based computers, which eliminates the inventory obsolescence issues, as the products will be compatible with new portable computer models into the foreseeable future.

     We also evaluated our basic business strategy relative to the power products and monitor stand product lines and determined that a fundamental change was required. During the first half of 1999, we implemented a manufacturing strategy that migrated in-house production to contract manufacturers in Taiwan. This decision was made to take advantage of lower costs offered by contract manufacturers and the ability to reduce in-house fixed overhead expenses. Implementation of this strategy was completed in September 1999. The outsourcing of manufacturing allows us to concentrate our efforts on technological development and application.

     As a result of the product line abandonment plan and our outsourcing of manufacturing, we experienced significant improvement in gross margins in the third quarter of 1999. The new universal connectivity product line has been set up to use our contract manufacturing partner in Malaysia and the cost of net sales is predictable based upon committed price quotations.

     We sell our products directly to OEMs and the retail channel, as well as through distributors. We have also established a few select worldwide private label accounts, most notably IBM, NEC and Targus. A substantial portion of our sales are concentrated among a number of OEMs, including Compaq, Dell, Hewlett-Packard, IBM, NEC, Targus and Toshiba. Direct sales to OEMs accounted for approximately 60.8% of net sales in the twelve months ended December 31, 1999. Direct sales to OEMs have declined as a percentage of sales as we have expanded our channels of distribution in the United States to include distributors and resellers. We expect that we will continue to be dependent upon a number of OEMs for a significant portion of our net sales in future periods, although no OEM is presently obligated to purchase a specified amount of products.

     A portion of our sales to distributors and resellers is generally under terms that provide for certain stock balancing return privileges and price protection. Sales to this channel have increased and are expected to further increase significantly. Accordingly, we make a provision for estimated sales returns and other allowances related to those sales. Returns, which have been netted in the sales presented herein, were approximately 6.6% of sales for 1999. The major distributors are allowed to return up to 15.0% of their prior quarter's purchases under the stock balancing programs, provided that they place a new order for equal or greater dollar value of the stock balancing return. Historically, the returns have been primarily mechanical port replicators that are associated with portable computers that have been replaced in the market. It is anticipated that the return activity will diminish significantly due to the nature of the universal docking station and the reduced obsolescence issues.

     We derive a significant portion of our sales outside the United States, principally in France, Germany and the United Kingdom, to OEMs, retailers and a limited number of independent distributors. On October 1, 1999 we sold Mobility Electronics, L.L.C., our international sales subsidiary, which owned subsidiaries in France, Germany and the United Kingdom, for nominal value to Cameron Wilson, our former president. Mr. Wilson has resigned from Mobility to develop these former subsidiaries into an independent representative agency that will market our products exclusively in Europe. International sales accounted for approximately 17.9% of our net sales for the twelve months ended December 31, 1999. We expect sales outside the United States to continue to account for a large portion of our net sales. International sales are generally denominated in the currency of our foreign customers. A decrease in the value of foreign currencies relative to the U.S. dollar could result in a significant decrease in U.S. dollar sales received by us for our international sales. That risk may be increased as a result of the introduction in January 1999 of the new "Euro" currency in European countries that are part of the European Monetary Union, or EMU. During 2002, all EMU countries are expected to completely replace their national currencies with the Euro. However, we cannot determine the impact this may have on our business because a significant amount of uncertainty exists as to the effect the Euro will have on the marketplace and because all of the final rules and regulations have not yet been defined and finalized by the European Commission regarding the Euro currency. We intend to develop and implement a plan to mitigate this risk once the final rules and regulations are established. We recognized net foreign exchange gains of approximately $17,368 in the twelve months ended December 31, 1999. We have not engaged in hedging transactions with respect to our net foreign currency exposure. To the extent that we implement hedging activities in the future with respect to foreign currency transactions, there can be no assurance that we will be successful in such hedging activities.

     Various factors have in the past affected and may continue in the future to affect our gross profits, including but not limited to, our product mix, lower volume production and higher fixed costs for newly introduced product platforms and technologies, market acceptance of newly introduced products and the position of our products in their respective lifecycles. The initial stages of our product introductions are generally characterized by lower volume production which is accompanied by higher costs, especially for specific products which are initially purchased in small volumes during the development lifecycle.

     We were formed as Electronics Accessory Specialists International, L.L.C. in May 1995 and converted to Electronics Accessory Specialists International, Inc. by a merger effected in August 1996 in order to convert from a limited liability company to a C-corporation. The Company purchased all the issued and outstanding common stock of Mobility Electronics, L.L.C. in May 1996 for $500. The purchase price approximated the fair value of the net assets acquired, and thus no goodwill resulted from this acquisition. On July 29, 1997 we acquired certain assets and assumed certain liabilities approximating $565,000 of Miram International, Inc. ("Miram"), in exchange for 55,000 (giving effect to the 1-for-2 reverse stock split) shares of common stock valued at $425,000. The purchase price approximated the fair value of the net assets acquired, and thus no goodwill resulted from this acquisition. During May 1999 the Company issued an additional 38,500 shares of common stock valued at $308,000 to settle and eliminate any contingent future consideration. Each of these acquisitions was accounted for using the purchase method of accounting. In October 1999 we sold Mobility Electronics, L.L.C. for $10, resulting in a loss of approximately $134,000.

     We purchased Miram to gain access to and control of its in-process universal docking technology. The fundamental technology was believed to be a basis on which we could develop a commercially viable line of universal docking products. The Miram acquisition was driven by the concern that we would have to spend twelve to eighteen months in a development program to create a workable technology. At the time of acquisition, the technology had not reached technological feasibility and was at a point where software drivers had to be written to support the numerous peripheral devices and compatibility issues had to be resolved. Without the software, the basic technology was of little value.

     We had engaged a third party appraiser to assess the value of the technology. The appraisal was done as of the date of acquisition using the income approach methodology.

Based upon the determination that the in-process technology had not yet reached technological feasibility and had no future alternative uses, we wrote off $965,000 of in-process research and development in 1997.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated financial data for the periods indicated expressed as a percentage of net sales for the periods indicated:

                                                     PERCENTAGE OF NET SALES
                                             ----------------------------------------
                                                   YEAR ENDED          THREE MONTHS
                                                  DECEMBER 31,        ENDED MARCH 31,
                                             ----------------------   ---------------
                                             1997    1998     1999     1999     2000
                                             -----   -----   ------   ------   ------
                                                                        (UNAUDITED)
Net sales..................................  100.0%  100.0%   100.0%   100.0%   100.0%
Cost of sales..............................  104.6   111.7     84.2     86.6     72.1
                                             -----   -----   ------   ------   ------
  Gross profit (loss)......................   (4.6)  (11.7)    15.8     13.4     27.9
Operating expenses:
  General and administrative...............   15.0    21.1     26.2     25.7     25.1
  Research and development.................   23.1    20.7     24.2     33.2     19.0
  Marketing and sales......................   20.6    24.3     37.3     48.1     22.9
                                             -----   -----   ------   ------   ------
          Total operating expenses.........   58.7    66.1     87.7    107.0     67.0
                                             -----   -----   ------   ------   ------
     Loss from operations..................  (63.3)  (77.8)   (71.9)   (93.7)   (39.0)
Other expense:
  Interest expense, net....................    5.3     7.8     45.1     19.4     18.6
  Other, net...............................     .2      --       .9       --       --
                                             -----   -----   ------   ------   ------
     Loss before provision for income
       taxes...............................  (68.8)  (85.6)  (118.0)  (113.1)   (57.6)
Provision for income taxes.................     --      --       --       --       --
                                             -----   -----   ------   ------   ------
          Net loss.........................  (68.8)% (85.6)% (118.0)% (113.1)%  (57.6)%
                                             =====   =====   ======   ======   ======

  Years Ended December 31, 1998 and 1997

     Net sales. Net sales consist of sales of product net of returns and allowances. We recognize sales at the time goods are shipped and the ownership of the goods is transferred to the customer, and maintain a reserve for stock rotation transactions with the distribution channel. Net sales increased 65.3% to $21.1 million for the year ended December 31, 1998 from $12.7 million for the year ended December 31, 1997. The increase in net sales for the year ended December 31, 1998 was mainly due to the expansion of our product offering of mechanical port replicators and docking stations.

     Gross profit (loss). Our cost of sales consist primarily of costs associated with components, outsourced manufacturing and in-house labor associated with assembly, testing, packaging, shipping, quality assurance, depreciation of equipment and indirect manufacturing costs. Cost of sales for the year ended December 31, 1998 increased 76.5% to $23.5 million from $13.3 million for the year ended December 31, 1997. The increase was due to the overall increase in sales volume and a product mix shift to mechanical port replicators that had higher component costs and start up issues. An incremental inventory reserve provision in the amount of $4.5 million was recorded during the year ended December 31, 1998, reflective of the excess and obsolete inventory and the write-off associated with our decision to discontinue the mechanical port replicator product line. The short lifecycles of the mechanical port replicators generated a significant obsolescence exposure for components and finished goods which are returned under the stock balancing contract provision with the major channel distributors. The gross profit (loss) percent declined to (11.7)% of net sales for the year ended December 31, 1998 from (4.6)% of net sales for the year ended December 31, 1997.

     General and administrative. General and administrative costs consist of salaries and other personnel related costs of our finance, human resources, MIS, corporate development and other administrative personnel, professional fees, bad debt, depreciation and amortization and related expenses. General and administrative expenses increased 133.1% to $4.4 million for the year ended December 31, 1998 from $1.9 million in the year ended December 31, 1997, which represents 21.1% of net sales in 1998 and 15.0% of net sales in 1997. The cost increase was attributed to staffing and infrastructure additions to support the higher sales volume and anticipated launch of the universal connectivity products.

     Research and development. Research and development expenses generally consist of salaries and other personnel related costs, facilities, outside consulting, lab costs and travel related costs of our product development group. Research and development expenses increased 47.8% to $4.4 million for the year ended December 31, 1998 from $3.0 million in the year ended December 31, 1997, which included purchased research and development of $965,000 in connection with the Miram acquisition and which represents 20.7% of net sales in the year ended 1998 and 23.1% of net sales in the year ended 1997. The increased expense was the result of increased activity on the Split Bridge(TM) technology program.

     Marketing and sales. Marketing and sales costs generally consist of salaries, commissions and other personnel related costs of our sales, marketing and support personnel, advertising, public relations, promotions, printed media and travel. Marketing and sales expense increased 95.5% to $5.1 million for the year ended December 31, 1998 from $2.6 million in the year ended December 31, 1997. In 1998 we canceled our distribution agreements with Extended Systems and developed the internal infrastructure to distribute our products directly through the established U.S. distribution channels. We also increased sales and marketing expenses in anticipation of the launch of the universal connectivity station products based upon the Split Bridge(TM) technology. The delay in the ASIC development resulted in a twelve month delay in the launch program.

     Interest expense, net. Interest expense consists of interest on our bank revolving lines of credit and promissory notes as well as our subordinated debt and convertible debentures, partially offset by interest earned on our cash balances and short-term investments. Interest expense increased 142.3% to $1.6 million for the year ended December 31, 1998 from $676,000 for the year ended December 31, 1997. The increase was due to increases in the outstanding debt balance and the amortization of deferred loan costs related to warrants issued in conjunction with debt.

     Income taxes. We have incurred losses from inception to date; therefore, no provision for income taxes was required for the years ended December 31, 1998 or 1997.

  Years Ended December 31, 1999 and 1998

     Net sales. Net sales declined 33.8% to $14.0 million for the year ended December 31, 1999 from $21.1 million for the year ended December 31, 1998. There were several factors that contributed to the sales decline. We elected to migrate out of the mechanical port replicator business. Sales in 1999 were limited to existing products, as all new mechanical port replicator product development was terminated in the first quarter of 1999. No new products were introduced in 1999 into a market that changes approximately every nine months due to constant change of portable computer models. We also terminated our exclusive distribution arrangement with Extended Systems in July 1998, which resulted in a charge to income of approximately $295,000, and initiated relationships directly with the distribution channel. The volume sold through the distribution channel increased monthly in the first quarter of 1999, after relationships were established in the fourth quarter of 1998, but did not reach the volumes previously sold through Extended Systems until the second quarter of 1999. In addition, we had changed from in-house manufacturing to contracted manufacturing. Product availability was negatively impacted during the implementation of this transition.

     Gross profit (loss). Cost of sales for the year ended December 31, 1999 decreased 50.1% to $11.8 million from $23.5 million for the year ended December 31, 1998. The decrease in cost of sales was primarily the result of the volume decrease in net sales. Gross profit (loss) increased to 16.4% of net sales for the year ended December 31, 1999 from (11.7)% of net sales for the year ended December 31, 1998. The gross profit for the period ended December 31, 1998 was adversely affected by the inventory reserve provision of $4.5 million to reflect obsolescence issues with the mechanical port replicator dock product line. Additionally, during 1999 $5.3 million of inventory was scrapped and charged to the inventory reserve. Although improved as a percentage of net sales, the gross profit for the period ended December 31, 1999 was adversely affected by a reduction in sales volume and the additional initial costs incurred as the shift to contract manufacturing was implemented.

     General and administrative. General and administrative costs decreased 17.9% to $3.7 million for the year ended December 31, 1999 from $4.4 million for the year ended December 31, 1998. The cost decrease was attributed to staffing cuts in the United States implemented due to the decline in sales volume. We expect general and administrative costs to increase in the future, in particular as we incur higher legal, accounting and other expenses associated with being a public reporting company.

     Research and development. Research and development expenses decreased to $3.4 million for the year ended December 31, 1999 from $4.4 million for the year ended December 31, 1998. Expenses increased significantly in the product development efforts in connection with our Split Bridge(TM) technology and its application to the universal docking product line. This increase was more than offset by reductions in research and development expenses associated with mechanical port replicator products. We expect engineering costs to increase in the future as we continue to develop next generation chips in order to keep us at the leading edge of universal docking and remote PCI bus applications.

     Marketing and sales. Marketing and sales expenses increased 1.5% to $5.2 million for the year ended December 31, 1999 from $5.1 million for the year ended December 31, 1998. The increase in costs was primarily due to the launch costs and packaging development costs for the universal docking product line. We also incurred incremental expenses to establish direct relationships with the U.S. distribution channels. We expect marketing and sales costs to continue to increase in the future as we continue to launch new product lines and as sales increase.

     Interest expense, net. We also issued convertible bridge loan debt that included warrants. In connection with the offering of Bridge Promissory Notes in March and July 1999, we recorded a charge for deferred loan expense of $4.7 million relative to such warrants. Based upon normal amortization or the conversion of the underlying debt, we expensed $4.1 million related to these and other warrants for the year ended December 31, 1999. The warrants are amortized over the life of the loan and are recorded as interest expense upon conversion. Net interest expense increased by 284.4% to $6.3 million for the year ended December 31, 1999 from $1.6 million for the year ended December 31, 1998. The increase was primarily due to the non-cash expense associated with amortization of the bridge loan warrants which totaled $4.1 million in the year ended December 31, 1999. We expect to pay down substantially all of our debt with the proceeds of the offering.

     Income taxes. We have incurred losses from inception to date; therefore, no provision for income taxes was required for the years ended December 31, 1999 or 1998.

  Three Months Ended March 31, 2000 and 1999 (Unaudited)

     Net sales. Net sales increased 55.0% to $5.0 million for the three months ended March 31, 2000 from $3.2 million for the three months ended March 31, 1999. Several factors contributed to the sales growth. Sales of our core product lines, power products and monitor stands increased 121.8% to $2.9 million for the three months ended March 31, 2000 from $1.3 million for the three months ended March 31, 1999. Sales from new products totaled $1.8 million in the three months ended March 31, 2000. Sales of mechanical port replicators decreased 77.9% to $430,000 for the three months ended March 31, 2000 from $1.9 million for the three months ended March 31, 1999. This decrease was anticipated based upon our decision to abandon this product line.

     Gross profit. Cost of sales increased 29.1% to $3.6 million for the three months ended March 31, 2000 from $2.8 million for the three months ended March 31, 1999. The increase in cost of sales was primarily the result of the volume increase in net sales. Gross profit increased to 27.9% of net sales for the three months ended March 31, 2000 from 13.4% of net sales for the three months ended March 31, 1999. The gross profit rate improvement had two primary drivers: the shift of manufacturing to outsourced contract manufacturers and a different mix of mechanical port replicators that have low gross margin percentages.

     General and administrative. General and administrative costs increased 51.4% to $1.3 million for the three months ended March 31, 2000 from $829,000 for the three months ended March 31, 1999. The cost increase was primarily attributed to the amortization of deferred compensation costs which totaled $308,000 in the three month period ended March 31, 2000. We expect general and administrative costs to increase in the future, in particular as we incur higher legal, accounting and other expenses associated with being a public company.

     Research and development. Research and development expenses decreased 11.4% to $951,000 for the three months ended March 31, 2000 from $1.1 million for the three months ended March 31, 1999. Expenses increased significantly in the product development efforts in connection with our Split Bridge(TM) technology. This increase was more than offset by reductions in the research and development expenses associated with mechanical port replicator products which were abandoned. We expect research and development costs to increase in the future as we continue to develop next generation ASIC chips in order to keep us at the leading edge of universal docking and remote PCI bus applications.

     Marketing and sales. Marketing and sales expenses decreased 26.4% to $1.1 million for the three months ended March 31, 2000 from $1.6 million for the three months ended March 31, 1999. The cost reductions were primarily in salaries and personnel related costs as the marketing support was outsourced resulting in a headcount reduction. We expect marketing and sales expenses to increase in the future as we continue to launch new product lines and as sales increase.

     Interest expense, net. We issued convertible bridge loan debt that included warrants. In connection with the offering of Bridge Promissory Notes in March and July 1999, we recorded a charge for deferred loan expense of $710,000 relative to such warrants in the three months ended March 31, 2000. Net interest expense increased 48.0% to $929,000 for the three months ended March 31, 2000 from $628,000 for the three months ended March 31, 1999. The increase was primarily due to the non-cash expense associated with the amortization of the bridge loan warrants. We expect to pay down substantially all of our debt with the proceeds of the offering. See "Use of Proceeds."

     Income taxes. We have incurred losses from inception to date; therefore, no provision for income taxes was required for the three months ended March 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have funded our operations primarily through debt and equity financing, as the cost of our operating activities have exceeded our sales. Our operating activities used cash of $8.9 million, $12.9 million, $11.5 million and $2.4 million for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 2000, respectively. The increased cash used in operations was primarily due to our increased operating losses.

     Our financing activities generated cash of $11.6 million, $14.1 million, $14.6 million and $4.1 million for the years ended 1997, 1998 and 1999 and the three months ended March 31, 2000, respectively. In March 1999 we issued an aggregate of $3.5 million of 13% Bridge Promissory Notes, which were due and payable in March 2000, and issued warrants for the purchase of 525,000 shares of common stock. In June 1999 $2.3 million of the Bridge Promissory Notes were converted to common stock at a price of $8.00 per share. In February 2000 $1.2 million of the outstanding Bridge Promissory Notes, plus accrued interest thereon of approximately $160,000, were extended to March 31, 2001, and we issued additional warrants for the purchase of 138,502 shares of common stock in connection therewith. In June through August 1999 we completed a private placement of $3.7 million and issued warrants for the purchase of 449,200 shares of common stock at a price of $0.02 per share. The private placement was structured as an offering of 13% Bridge Promissory Notes with an option to immediately convert to common stock at a price of $8.00 per share. Bridge Promissory Notes totaling $550,000 were issued, along with warrants to purchase 65,000 shares of common stock, and are due and payable in July 2000. We issued 394,063 shares of common stock, along with warrants to purchase 384,200 shares of common stock, with a total value of approximately $3.2 million. In November 1998 through January 1999 we sold 827,209 shares of Series C preferred stock for an aggregate of approximately $5 million in a private placement. In October 1999 through January 2000 we sold 1,231,450 shares of Series C preferred stock for an aggregate of approximately $7.4 million in a private placement and issued warrants to purchase 1,231,450 shares of common stock at $0.02 per share. In March 2000 we sold 500,000 shares of Series D preferred stock for $5.0 million. In April and May 1998 we sold 742,500 shares of common stock for an aggregate of $8.5 million in a private placement, and in September 1997 we sold 1.25 million shares of common stock for an aggregate of $10.0 million and issued warrants to purchase an additional 312,500 shares of common stock in a private placement. In late 1996 and early 1997 we issued an aggregate of approximately $2.2 million of 12% convertible debentures. In December 1998 approximately $2.1 million of the convertible debentures were converted to common stock at a price of $7.73 per share. We also issued an aggregate of $3.4 million of 13.5% Secured Promissory Notes to Finova in June 1997 and March 1998 (the "Finova Notes"), which are due and payable on June 23, 2002. In connection with the issuance of the Finova Notes, we issued warrants to Finova which are currently exercisable for an aggregate of 209,062 shares of common stock at an exercise price of $0.02 per share (the "Finova Warrants"). The unconverted portion of the convertible debentures and the Finova Notes will be repaid with part of the proceeds of this offering.

     Our investing activities used cash of $805,000, $903,000, $724,000 and $120,000 for the years ended 1997, 1998 and 1999 and the three months ended March 31, 2000, respectively. From inception through March 31, 2000, cash used in investing activities was primarily used for capital purchases, including tooling and capital leases.

     Our cash and cash equivalents increased to $6.3 million at March 31, 2000, compared to $4.8 million at December 31, 1999, $2.4 million at December 31, 1998 and $2.2 million at December 31, 1997. Our net working capital (deficit) at those same dates was $4.2 million, $5.6 million, $(3.5 million) and $1.9 million, respectively. At March 31, 2000 our primary source of liquidity other than our cash and cash equivalents were our foreign and domestic lines of credit with Bank of America totaling $3.75 million. At March 31, 2000 the $3.0 million domestic line of credit and the $750,000 foreign line of credit had outstanding balances of approximately $1.4 million and $0.5 million, respectively, bearing interest at 2.5% plus the bank's corporate base rate (11.5% at March 31, 2000), per annum, payable monthly. Advances under both lines are limited to a percentage of eligible accounts receivable and inventory and are secured by our accounts receivable, inventory and property and equipment. The foreign line of credit is guaranteed by the U.S. Export-Import Bank, and both lines of credit are also guaranteed by certain of our stockholders. See "Certain Transactions." We were in violation of certain restrictive debt covenants with respect to the lines of credit with Bank of America as of December 31, 1998 and 1999 which were subsequently waived by the bank. Audited December 31, 1998 financial statements were required to be provided to the bank by March 31, 1999 under the domestic loan agreement and by April 30, 1999 under the foreign loan agreement. The required financial statements were not provided until February 4, 2000. We were also required to maintain a current ratio of 0.90:1 under the domestic loan agreement and 1.00:1 under the foreign loan agreement. Our current ratio at December 31, 1998 was 0.72:1. At December 31, 1998 our foreign loan agreement required us to have tangible net worth of $1,190,000 and a total liabilities to tangible net worth ratio of 3.40:1. Those amounts, calculated with adjustments as provided by the loan agreement, were $(319,684) and -40.00:1, respectively. Our 1999 payments of compensation to officers exceeded those same payments for 1998 by $190,779, which was in violation of the domestic loan agreement covenant requiring that total compensation paid to officers for the year 1999 could not exceed the amount of payments in 1998. Both the domestic and foreign loan agreements prohibited loans to officers. However, we entered into a loan with Jeffrey Doss in 1999. See "Certain Transactions." Also in 1999 we sold our European subsidiary without the consent of the bank, which was in violation of covenants in both the domestic and foreign loan agreements. The outstanding balances of both lines of credit will be repaid with part of the proceeds of this offering. See "Use of Proceeds."

     At December 31, 1999 we had $32.0 million of federal net operating loss carryforwards which expire at various dates. We anticipate that the sale of common stock in this offering coupled with prior sales of common stock will cause an annual limitation on the use of our net operating loss carryforwards pursuant to the change in ownership provisions of Section 382 of the Internal Revenue Code of 1986, as amended. This limitation is expected to have a material effect on the timing of our ability to use the net operating loss carryforward in the future. Additionally, our ability to use the net operating loss carryforward is dependent upon our level of profitability, which cannot be determined.

     We believe that our existing sources of liquidity and net proceeds to us from this offering will be sufficient to satisfy our expected working capital, debt repayment requirements and capital expenditures needs for at least the next twelve months.

YEAR 2000 READINESS

     In preparation for the year 2000, we engaged in efforts to ensure that our products and business systems properly recognize date-sensitive information in the year 2000 and beyond. These efforts and their costs are described below. We have not experienced any significant "year 2000 problems" with our products and business systems and do not expect that we will do so in the future.

     State of Readiness. In 1999 we hired outside consultants to audit and assess the ability of our hardware and software systems to operate properly in the year 2000 and beyond. We investigated the year 2000 readiness of our software, hardware and other significant vendors by requiring them to complete questionnaires and submit internal year 2000 plans to insure no disruption would occur in our supply chain. To date we have not encountered any material year 2000 issues or significant disruptions to our operations.

     Cost of Assessment and Remediation. We have incurred direct costs of less than $100,000 in assessing and remediating year 2000 problems, and we do not expect to spend more than $100,000 in the aggregate to complete the process.

     Risks. We could be exposed to a loss of revenues and our operating expenses could increase if our products or business systems have year 2000 problems. Our potential areas of exposure include products purchased from third parties, information technology, including computers and software, and non-information technology, including telephone systems and other equipment used internally. The reasonably likely worst case scenario for year 2000 problems would be if a significant defect exists in key hardware or software and if a solution for such a problem were not immediately available.

     Contingency Plan. Although we have not experienced any year 2000-related problems affecting our internal systems, we have developed contingency plans to be implemented if our efforts to identify and correct year 2000 problems are not effective. Depending on the systems affected, these plans include:

     - accelerated replacement of affected equipment or software;

     - short to medium-term use of back-up equipment and software or other redundant systems; and

     - increased work hours for our personnel or the hiring of additional information technology staff.

     The discussion of our efforts and expectations relating to year 2000 compliance are forward-looking statements. Our ability to achieve year 2000 compliance, and the level of incremental costs associated with compliance, could be adversely affected by, among other things, the availability and cost of external resources, third party suppliers' ability to modify proprietary software and unanticipated problems not identified in our ongoing review.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred. Prototype and beta site units are also expensed. Production tooling and fixtures are capitalized. Tooling and fixturing costs are accumulated as a prepaid asset in the financial statements until the associated products are launched into production. At that time the accumulated costs are amortized to expense over the estimated useful life of the tool or fixture or the estimated life of the product, whichever is shorter.

MARKET RISK

     To date we have not utilized derivative financial instruments or derivative commodity instruments. We do not expect to employ these or other strategies to hedge market risk in the foreseeable future. We invest our cash in money market funds, which are subject to minimal credit and market risk. We believe that the market risks associated with these financial instruments are immaterial.

     Our revolving lines of credit and certain other debt obligations are subject to variable rate interest which could be adversely affected by increases in rates, however, our intent is to pay off our debt from a portion of the proceeds of this offering, which should minimize this interest rate risk.

                                    BUSINESS

THE COMPANY

     Mobility Electronics designs, develops and markets connectivity and remote peripheral component interface, or PCI bus, technology and products for the computer industry and for a broad range of related microprocessor applications. The PCI bus is the electrical transmission path linking the computer's central processing unit with its memory and other peripheral devices, such as modems, disk drives and local area networks, or LANs. Our proprietary Split Bridge(TM) technology consists of a Split Bridge(TM) link, typically two customized semiconductors, known as application-specific integrated circuits, or ASIC chips, two connectors and a high-speed, bi-directional cable. Our technology for the first time allows the primary PCI bus of any computer to be extended to a remote location, up to 15 feet, with virtually no software requirements or performance degradation, thereby enabling architectural designs of computer systems and applications that previously were not feasible. Unlike traditional communication protocols such as universal serial bus, or USB, firewire, or IEEE 1394, Ethernet and small computer systems interface, or SCSI, Split Bridge(TM) technology offers a combination of:

     - high performance, bi-directional gigabit speeds;

     - plug and play ease of use with no unique software requirements;

     - flexible architectural design choices;

     - minimal special size, heat and power requirements; and

     - cost effective pricing.

     Since Split Bridge(TM) technology extends the PCI bus, it can also accommodate any of the traditional communication protocols in the remote location as if they are attached to the primary PCI bus.

     Split Bridge(TM) technology is suitable for many applications, including universal docking stations for portable and handheld computers, desktop expansion modules, servers, keyboard-video-mouse, or KVM, switches, and potentially routers, business machines, such as copiers and printers, test equipment, modular computers, computer data storage, in-home remote computer extension and other applications that could benefit from extending the PCI bus or from enhanced communication among computers.

     Our first major application for Split Bridge(TM) technology is the creation of a new universal docking product category which provides portable computer users with the ability to configure a flexible, high performance docking solution that meets their individual needs, and more importantly, is compatible with most makes and models of portable computers.

     Our second major application is the provision of additional lower cost expansion and back up capacity, remote access and enhanced communication among computers in the server, desktop and KVM switch markets in partnership with Cybex Computer Products Corporation.

     Our Split Bridge(TM) technology won PC Week's "Best New Technology" award at the fall 1999 COMDEX trade show, the world's largest information technology event in the computer industry. Our Split Bridge(TM) technology and its universal docking application was also runner-up for the "Technology Achievement of the Year Award" at the Mobile Insights 2000 Conference which was held in March 2000. Mobile Insights is a professional services company that focuses on the mobile computing and data communications market. Additionally, our flagship EasiDock(R) 3000 universal docking product was a runner-up for the Byte.com "Best New Peripheral Award" at the fall 1999 COMDEX show.

     In addition to our Split Bridge(TM) technology products, we also design, develop and market a range of connectivity and power products for portable computers. Our current major customers include Buy.com, Compaq, CompUSA, Gateway, Hewlett-Packard, Hitachi, IBM, Ingram Micro, Merisel, Microwarehouse, Mitsubishi Electronics, NEC, Pinacor, Targus, Tech Data and Toshiba.

INDUSTRY BACKGROUND

  PCI Computer Architecture

     Today the most prevalent computer architecture, which is incorporated into virtually all computer systems and in many related embedded processor applications, uses the PCI bus. However, the PCI bus has a number of key limitations, most notably a constraint on the number of lines, or circuits, and loads that can be attached to it. Historically, these limitations have been mitigated to some extent by attaching a bridge chip to the PCI bus, which in turn permits a number of additional loads or peripherals to be attached to a secondary PCI bus, which is also connected to the bridge chip. This procedure has the major limitation of requiring the secondary PCI bus to be located on the main PCI bus printed circuit board, or PCB, or attached physically by a connector which enables extension of the secondary PCI bus to a maximum of approximately three inches from the PCB. Consequently, the industry today faces a number of physical and electrical constraints when designing a computer system, and has been unable to move the secondary PCI bus more than a few inches from the primary PCI bus. Additionally, traditional communication protocols, which attempt to address these limitations, have numerous disadvantages since they generally require a processor, extensive software and other related items.

  Universal Docking

     The portable computer market, which is a rapidly growing segment of the personal computer industry, could benefit from solutions that address the inherent limitations on PCI bus architecture. Demand in this market has been fueled by advances in computer technology and the demand for computer mobility. According to IDC, a leading industry source, the market for portable computers, excluding handheld devices, is expected to grow at a compounded annual growth rate of 13.8% from 15.5 million units in 1998 to approximately 29.6 million units in 2003. In addition, IDC forecasts that the handheld market, which can also benefit from Split Bridge(TM) technology, will grow at a compounded annual growth rate of over 39.8% from 6.6 million units in 1998 to approximately 35.2 million units by 2003. Along with this unit growth, there is an increasing dependence on portable computers. IDC reported that 65.3% of all notebook computers sold in 1998 served as the user's primary computer.

     Coupled with this trend toward portability, there has been an increased demand for computers that are smaller and lighter but have processing functionality similar to that of the traditional desktop computer. To meet this demand, there has been an increased use of peripheral and external devices such as hard drives, CD-ROM drives, networking connections, printers, tape backup units and USB devices which enable the core laptop to be smaller and lighter. To make these smaller and lighter computers more convenient to use in the office and home, port replicators and docking stations have been developed to allow users to connect to networks, peripheral devices and external power sources, providing users with all of the features and functionality of a traditional desktop computer. Port replicators are simple devices that provide users with a cable management system for peripherals such as full-sized keyboards, power cords, mice and monitors. Docking stations include basic port replicator features, as well as more advanced capabilities such as networking, PC card slots, storage devices and internal power supplies. Attaching and releasing a portable computer from a port replicator or docking station is typically a one-step procedure that takes seconds to complete compared to the burdensome task of attaching or releasing each external device separately.

When a portable computer is detached from a connectivity product, all external devices connected to the connectivity product stay in place.

     To date, there has not been a provider of a standardized, complete, cost-effective, quick-to-market connectivity solution. Computer original equipment manufacturers, or OEMs, have historically designed port replicators and docking stations internally and subcontracted these products for assembly by various vendors. Because computer OEMs primarily focus on providing portable computers with the latest technological capabilities and strong price and performance characteristics, their development of port replicators and docking stations is a secondary focus and often lack state-of-the-art technology and innovation. These OEM-developed port replicators and docking stations are generally expensive, lack configuration flexibility and are often available only well after the computer model is launched. Additionally, computer OEMs generally retool each generation of portable computers and have not created standardized port replicators and docking stations that are independent of manufacturer or model.

  Servers, Desktop Computers and KVM Switches

     The server market, which is a rapidly growing segment of the computer industry, is driven by the increasing demands of the Internet. According to Dataquest, the server market is expected to grow at an annual compounded growth rate of 15.1% from approximately 3.7 million units in 2000 to approximately 5.6 million units in 2003. The desktop PC market is expected to grow at an annual compounded growth rate of 14.8% from approximately 110.5 million units in 2000 to approximately 167.2 million units in 2003.

     Currently this growth is met by adding additional servers and PCs because the main PCI bus can only support a fixed number of electrical loads. Additionally, communication among servers, desktop computers and portable computers is limited due to constraints of the PCI bus. These servers are often operated with either an individual KVM switch, or with a dedicated local or, in some cases, remote KVM switch. In all cases, due to current technical limitations these servers operate independently from the desktop or portable computer system, and are generally expensive to expand. Additionally, it is often difficult or expensive to isolate related peripherals for expansion, backup and security reasons.

THE MOBILITY SOLUTION

  Split Bridge(TM) Technology

     Our Split Bridge(TM) technology allows the primary PCI bus of any computer to be extended to a remote location with virtually no software or performance degradation. This technology enables architectural designs of computer systems and applications that previously were not feasible. The implementation of such new solutions can potentially include replacing current bridge chips with Split Bridge(TM) chips, integrating Split Bridge(TM) technology into other chips and technologies or using Split Bridge(TM) technology to create new products and product categories in a variety of potential applications.

     More specifically, Split Bridge(TM) technology eliminates many of the physical and electrical constraints on a primary PCI computer bus and PCB, by allowing one or more Split Bridge(TM) chips to be attached to the primary computer PCI bus, with the mating Split Bridge(TM) chips installed at a remote location along with the secondary PCI bus. As a result, all of the secondary PCI bus loads and peripherals do not need to be attached to the primary PCI bus, therefore eliminating their respective constraints on the primary PCI bus PCB. Additionally, Split Bridge(TM) technology substantially reduces the physical space requirements on the primary PCB by eliminating the need for multiple traditional bridge chip connections and allows the connecting cable to be small and flexible.

  Universal Docking

     We believe that our universal Split Bridge(TM) docking station product line will advance the state-of-the-art in docking capability by enabling the user to configure a docking system which incorporates standard docking station functionality with the user's preferred peripheral devices and PCI expansion capability. Our universal Split Bridge(TM) docking station is capable of being upgraded due to its modular design, providing the user with enhanced flexibility. Our universal docking station is designed to work with most standard notebook computers and PCI-based computing devices, regardless of the manufacturer or model. Today Split Bridge(TM) technology allows the remote universal docking station to be located up to 15 feet away from the computer. These distances may be much greater as we complete the development of our next generation ASIC chips.

     Our universal docking station provides end users with the flexibility to configure virtually any type of desired docking system, including the ability to convert almost any PCI-based portable computer into a full desktop system. This creates a basis for a connectivity standard for the portable computer industry which would allow the user to replace the desktop computer with a fully integrated, customizable mobile computing system. These universal docking products also provide a range of docking options that were not previously available for many of the existing installed base of portable computers. Our solution further provides distributors, retailers and value-added resellers with the ability to carry a limited number of universal and expandable docking products, as opposed to many individual docking stations that only work with one computer model. Thus, distributors, retailers and value-added resellers can offer flexible choices to their customers and have products readily available when new computer models are launched, while at the same time maintaining a limited SKU count. Finally, these products offer OEMs the ability to create a standardized docking solution for portable computer models, and to provide creative docking solutions.

  Servers, Desktop Computers and KVM Switches

     Split Bridge(TM) technology enables servers, desktop computers, input/output devices, peripherals and other technologies to be placed in multiple remote locations. Thus, our Split Bridge(TM) technology will permit the configuration of new ways to meet the server, desktop and portable computer needs of corporate users. For example, by using our Split Bridge(TM) link, each expansion slot of a server can be expanded to accommodate an additional four loads. This allows the use of a physically smaller server without expansion slots to be expanded as necessary with a Split Bridge(TM) connector, and allows users to avoid adding additional servers until they require more processing capacity. Alternatively, Split Bridge(TM) technology can be used to connect servers, KVM switches, desktop PC computers and portable computers in various locations within the office. This would allow a common connectivity station that accesses any of the above computing devices with enhanced communication between servers, desktop computers and portable computers at different times. With Split Bridge(TM) technology, PCI peripherals can also be easily isolated for expansion, backup and security reasons. Since servers are a rapidly growing segment of the computer industry, and because they often already require multiple bridges, the growth potential for Split Bridge(TM) technology in the server segment could be quite large.

TECHNOLOGY

     The heart of most computing architecture today and into the foreseeable future is the PCI bus or a derivative of PCI. A traditional PCI computer architecture together with our Split Bridge(TM) chip alternative is shown in the following figure:

[A diagram of a printed circuit board will appear here. This diagram will illustrate the ability of the Mobility Split Bridge(TM) chip to interface with a remote secondary PCI bus rather than a traditional secondary PCI bus.]

     As shown above, the primary PCI bus is typically connected to a north bridge chip, which in turn is connected to the central processing unit, or CPU, memory and advanced graphic processor, or AGP, and various peripherals such as audio peripherals, a card bus controller, LAN adapters, SCSI adapters, a bridge chip and other devices. The bridge chip then connects to a secondary PCI bus that can handle additional functions just like the primary PCI bus.

     The key limitations of traditional technology and architecture are:

     - the requirement that the primary and secondary PCI bus be on the same PCB, or be physically attached via a connector which limits the distance to approximately three inches; and

     - the limited number of allowable lines and loads on the PCI bus.

Thus, substantial expansion requires many bridges on the PCB, creating a variety of physical and loading constraints. These constraints are the reason bridges were invented in the first place, but their limitation is that they take up a load on the bus and the secondary bus is on the same PCB as the primary PCI bus. Split Bridge(TM) chips are like any other bridge chip, except they are divided into two halves separated by a high speed link. Consequentially, Split Bridge(TM) technology eliminates the requirement of having the secondary PCI bus on the primary PCI bus PCB. As a result, multiple secondary PCI buses can be created at a number of remote locations. The first generation Split Bridge(TM) ASIC chips have been designed for distances of up to 15 feet. We believe future generations may extend this distance substantially.

     The traditional and the Split Bridge(TM) approaches are shown in the figure above. While a traditional bridge chip has many lines in and out of the chip, typically over 60, on the same PCB, with Split Bridge(TM) technology, these lines are reduced to four, sent over a high-speed link at gigabit speed and returned to the full number of lines at the remote PCI bus location. An additional benefit of this technology is that it is transparent to software. No operating system or device drivers are required since we actually move the PCI bus. Thus, Split Bridge(TM) technology can replace traditional bridge chips in many applications.

     Historically, the above limitations have been addressed by using a range of communication protocols such as USB, IEEE 1394, Ethernet and SCSI. These approaches are generally software intensive, require processors and are applicable for only certain uses since they involve moving data as opposed to extending the PCI bus. The following table illustrates the advantages of Split Bridge(TM) architecture:

                     SPLIT BRIDGE(TM) TECHNOLOGY ADVANTAGES

- Gigabit speed                             - No storage requirements
- Bi-directional                            - Minimal size, heat and power requirement
- PCI superset (transfers bus, not data)    - Highly upgradeable technology migration path
- Full PCI bus compatibility                - Small, flexible cable
- No processor requirements                 - Cost effective
- No software requirement

STRATEGY

     Our objective is to be the leading provider of Split Bridge(TM) products and technology. Key elements of our strategy include:

          Leverage Technological Leadership. We intend to continue to accelerate the development of Split Bridge(TM) technology and invest in research and development of related advanced technologies.

          Maximize Penetration in the Universal Docking Market. We intend to capitalize on our current strategic position in the universal docking market by continuing to introduce high-technology Split Bridge(TM) products that suit the needs of a broad range of users. These products will provide users with multiple configuration choices and will include a family of universal docking products designed to provide customers with timely, easy-to-use connectivity choices and solutions that meet individual customer needs at optimal price and performance levels. One of our goals is to eventually have Split Bridge(TM) technology installed on every PCI-based computer motherboard for the purpose of providing a standard docking solution. To achieve this goal, we have entered into a joint strategic development agreement with Molex and Silicon Image to provide an integrated Split Bridge(TM) and digital video, or DVI, universal, industry-wide docking solution.

          Establish Licensing and Strategic Partnerships. We intend to license Split Bridge(TM) technology and enter into strategic partnerships in order to fully realize the market potential of our Split Bridge(TM) technology. These activities will specifically include exploiting the server, KVM switch and desktop computer market with our strategic partner, Cybex, as well as expanding current strategic partnerships and establishing a wide variety of additional relationships.

          Expand Split Bridge(TM) Applications. We intend to pursue the further commercialization of Split Bridge(TM) technology so that we are able to expand our product offerings to include additional applications.

          Broaden Distribution Capabilities Worldwide. We currently sell our products worldwide through distributors, value-added resellers, retailers and private label partners. We believe that broadening the distribution of our products through strategic alliances with a variety of companies within the computer industry is a critical element in establishing our technology and products as industry standards.

          Expand OEM Relationships. We intend to provide a broad range of OEM products by partnering with OEMs globally in a manner that meets their current and future connectivity and remote PCI bus requirements. We will also work with both OEMs and other chip makers, such as DVI partners, card bus controller partners, processor manufacturers and others, to design and implement solutions that can meet the integrated requirements of OEMs.

          Pursue Strategic Acquisitions. We intend to evaluate opportunities to acquire complementary businesses, technologies and products that can benefit from Split Bridge(TM) technology. We also plan to pursue acquisitions that will enable us to offer products and features to better serve our customers or to more fully realize the market potential of our Split Bridge(TM) technology, to more rapidly develop and bring to market advanced technology, to expand distribution capabilities and to penetrate other targeted markets or geographic locations.

STRATEGIC RELATIONSHIPS

     We have entered into a number of strategic relationships to develop and enhance our existing and future technology, product lines and market opportunities. We own all of the Split Bridge(TM) technology and do not pay royalties to any of our strategic partners with which we have strategic relationships. These relationships include the following:

     Technology

          Cybex Computer Products Corporation. Cybex is a leader in providing KVM switches in the server market. In March 2000 we entered into a strategic partnership agreement with Cybex to pursue the development of new server, desktop and KVM switch systems, technology and products. As part of this strategic partnership: (i) we entered into a private label agreement with Cybex pursuant to which we have agreed to sell Cybex our universal docking products; (ii) we have agreed with Cybex to cross-license certain of our respective technologies for permitted applications; and (iii) Cybex purchased $5 million of our Series D preferred stock. A major focus of our strategic partnership with Cybex will be the potential substantial extension of the distances over which Split Bridge(TM) technology can be used.

          LSI Logic Corporation. LSI is a major supplier of custom, high-performance semiconductors and is focused on building complete systems on a single chip. Pursuant to our strategic partnership, LSI has committed to develop two next generation chips, at its expense, which will enhance the universal docking solution by eliminating the need for an external serialization/deserialization, or SerDes, chip. This development will reduce our costs and provide us with a one-chip motherboard solution for our OEM customers.

          Molex Incorporated. Molex is a major developer and manufacturer of connectors and cable. Together with Molex, we have developed our proprietary connector and 1.25 gigabit bi-directional cable for use with our Split Bridge(TM) and docking technology. Molex is our sole supplier of certain system connectors for use with our universal docking products, has invested a significant amount of capital in this technology and continues to support the development of our Split Bridge(TM) technology. Further, Molex has agreed to support the development of a major new integrated Split Bridge(TM)/DVI universal docking solution in partnership with Silicon Image and us, as well as support Split Bridge(TM) connector and cable requirements in other market areas. Molex is also one of our investors.

          Silicon Image, Inc. Silicon Image is a provider of DVI technology. Silicon Image, Mobility and Molex have entered into a joint strategic development agreement to develop and promote a new integrated Split Bridge(TM)/DVI universal docking solution.

          Philips Semiconductors. Philips, formerly VLSI Technology, Inc., is a leading designer, developer and manufacturer of ASIC chips. Together with Philips, we have developed our proprietary first generation digital ASIC chip, which incorporates our Split Bridge(TM) technology. Until the next generation chip is available from LSI, Philips is our sole supplier of Split Bridge(TM) technology ASIC chips. Philips has invested a significant amount of capital in developing this technology and is one of our investors.

     Contract Manufacturers

          Solectron Corporation. Solectron is a leading, high quality contract manufacturer for the electronics industry. Solectron currently manufactures all of our Split Bridge(TM) universal docking stations in its Malaysian facility.

          EFA Corporation. EFA is a leading, high quality Taiwanese contract manufacturer for the electronics industry. EFA currently manufactures all of our USB docking stations.

     Private Labels and Arrangements With Key OEMs

          3Com Corporation. 3Com is a leader in the Ethernet networking market. Pursuant to our strategic partnership, 3Com provides us with its latest 10/100 base T Ethernet ASIC chip, which we incorporate into a range of our connectivity products. Additionally, 3Com will promote our products as part of the 3Com Connected(TM) partner program.

          Targus, Inc. Targus is the largest worldwide provider of carrying cases for portable computers. Targus distributes a range of our products, on a private label basis, primarily to major retail outlets and certain OEM fulfillment outlets worldwide. Unlike traditional U.S. distributors, Targus is responsible for all stock balancing, advertising and other retail oriented discounts and issues with its customers.

          Cybex Computer Products Corporation. Cybex is a leading provider of KVM switches for the server market. Cybex has entered into a private label agreement with us to purchase a range of our universal docking products, potentially including the integration of a Cybex KVM switch. Cybex will be responsible for the marketing of such products through its distribution channels at its cost.

PRODUCTS

  Standard Split Bridge(TM) Products

     We have designed and internally tested the Split Bridge(TM) products described below. In March 2000 we began shipping commercial quantities of the EasiDock(R) 1000E and completed the commercialization of the Split Bridge(TM) link which is now available for sale pursuant to the licensing agreement with Cybex. We expect to begin shipping commercial production quantities of all of the remaining products described below in the second or third quarter of 2000.

     Split Bridge(TM) Link. This product allows the extension of the primary PCI bus. It includes two Split Bridge(TM) ASIC chips, two connectors and a 1.25 gigabit bi-directional, high-speed cable. The choice of connectors and chips depends on the application. We will offer this Split Bridge(TM) link, which can be incorporated into a customer's custom product, provided that the purchaser executes a license or royalty arrangement with us similar to the Cybex agreement.

     Split Bridge(TM) Universal Docking Products. We will offer a variety of Split Bridge(TM) products which enable the user to connect a portable computer to a universal docking station in the home or office, thereby expanding the connectivity and capability of the portable computer. These products will include the following:

     - EasiDock(R) 1000 and 1000E Series. This product series enables the user to connect most portable computers to a universal docking station at a speed of 1.25 gigabits, which is 100 times faster than USB. The EasiDock(R) 1000 provides key port replicator functions consisting of a mouse, keyboard, serial and full parallel port and a USB hub with four USB ports. Most notably, each two USB ports will have a full 12 Megabits per second, or Mbs, bandwidth, as opposed to a total of only 12 Mbs across all ports for a USB only product. The second product in this category, the EasiDock(R) 1000E, includes the features listed above plus 10/100 base T Ethernet networking. The suggested retail price for this product is $249 without Ethernet and $299 with Ethernet.

     - EasiDock(R) 2000 Series/Desktop Expansion Products. The 2000 Series products will allow the user to add two USB ports, three additional PCI expansion cards and four additional enhanced integrated drive electronics, or EIDE, drive bays to most portable computers, desktop computers or servers. Thus, the user will have the capability to provide almost unlimited expansion capacity in any of these applications. The suggested retail price for this product line is expected to be $399.

     - EasiDock(R) 3000 and 3000E Series. The EasiDock(R) 3000 will offer all the functionality of the EasiDock(R) 1000 Series, except it will have two USB ports versus four, and also will offer expansion options including two EIDE expansion bays, which can be used for applications such as CD ROMs, storage, drives, two standard PCI expansion slots and two of our proprietary expansion card slots. The EasiDock(R) 3000E includes 3Com 10/100 base T Ethernet networking. The suggested retail price for this product is expected to be $499 without Ethernet and $549 with Ethernet.

     Custom Split Bridge(TM) Products

     We have historically worked closely with OEMs to provide a wide variety of unique products and programs that use traditional connectivity technology. We are currently marketing these solutions to a number of OEMs. These products include or will include:

     Standard Card Bus Universal Dock Offering. These products will provide OEMs with a docking solution for products that have no docking connector or no OEM dock offering as well as a complementary dock offering for certain of these products. Such products include all of the previously described Split Bridge(TM) products, which may be privately labeled at an OEM's request.

     Universal Expansion Modules. We will offer OEMs an expansion module option that interfaces with a standard, low-end port replicator OEM product. This module will provide OEMs with the opportunity to continue with a low cost, standard port replicator that provides video, USB and other port replication functions, while also offering a PCI expansion card and enhanced integrated drive electronic drive bay capability. This solution will eliminate the need for OEMs to design and develop an expensive high end docking station with such expansion capability, while offering the customer such option.

     Universal Desktop Expansion Module. These products will provide an expansion module for desktop computers, providing PCI and drive bay expansion capabilities.

     Chip On Board Programs. We will offer OEMs the possibility of installing one of our ASIC chips on the computer motherboard, either independently or in combination with DVI or other technologies. Also, OEMs or other chip technology companies will be able to integrate our technology into other main motherboard chips. These programs will generally take much longer to implement due to computer design cycles.

     USB Products

     We currently offer two universal USB docking stations which provide the portable computer user with basic connectivity in the home or office. These products use standard industry technology, and thus operate at 12 Mbs, and provide five USB ports as well as a PS/2 mouse, PS/2 keyboard, serial port and printer port. The second of these products provides the above mentioned features plus 10 base T Ethernet networking.

     USB is not currently capable of handling higher performance items such as video, 100 base T networking and PCI and EIDE drive bay expansion capability. It does, however, provide a lower cost product that is well suited for the consumer and small business market and other niche applications. The suggested retail price for this product is currently $149 without Ethernet and $199 with Ethernet. Our EasiDock(R) USB 200 was selected as one of the nominees in the peripheral category for the "2000 Mobility Awards" that were given by Mobile Insights in March 2000.

     Other Products

     We also offer a range of in-car/in-air chargers and monitor stands. The in-car/in-air chargers allow the user to power and charge a portable computer in a car or in an airplane that supports the Empower standard, the airline industry's on-board computer product power standard.

PRODUCTS UNDER DEVELOPMENT

     We are currently in various stages of developing or planning the following products:

     Split Bridge(TM) Products

          Next Generation EasiDock(R) 1000 and 1000E Series. We intend to expand the current EasiDock(R) 1000 and 1000E series with a product series that is expected to include all the current EasiDock(R) 1000 and 1000E features plus the addition of video and a mini PCI card slot for user expansion. We also plan to include additional USB capacity to provide for a full 12 Mbs on each USB port as opposed to 12 Mbs for each two USB ports. Subsequently, some of the USB ports will be replaced with USB 2.0 ports when USB 2.0 becomes available.

          Next Generation EasiDock(R) 3000 Series. We intend to expand the current EasiDock(R) 3000 series with the next generation EasiDock(R) 3000 Series when USB 2.0 becomes widely available. We plan to include all the current EasiDock(R) 3000 features, plus integrated USB 2.0 with two full bandwidth USB ports and a newly integrated docking chip.

          ASIC Chips. We intend to offer several new ASIC chips. These developments will help us stay at the leading edge of universal docking and remote PCI bus applications. We intend to develop and market the following chips:

         - Chip On Board. We are currently working with LSI to combine our Split Bridge(TM) technology with LSI's SerDes technology to develop a single chip OEM solution for use on OEM motherboards and for non-docking applications. This product will be in a small package and will not have any of the docking functions, thus providing OEMs with a low-cost, small, single chip solution.

         - Integrated Dock Chip. We are also currently working with LSI to combine our Split Bridge(TM) technology with LSI's SerDes technology to develop a single docking chip for use in our range of docking products. We expect that this product will allow us to replace the need for an external SerDes, reducing cost and circuit board size requirements.

         - Dock on a Chip. We intend to develop a next generation chip which integrates Split Bridge(TM) and SerDes technology into other docking functions such as USB 2.0, networking, video, EIDE and other functions. The specific items that will be included will be determined based on the best information available at the time the development program is initiated. We expect that this program will substantially reduce the cost of all our Split Bridge(TM) docking products and reduce space requirements for the docking circuit board.

         - Other Chips. We are currently evaluating the potential of integrating Split Bridge(TM) technology into other intellectual property blocks, such as digital video, and expect to develop several of these options.

All of the chips described above are intended to be used throughout our docking product family, as well as in other applications, generally increasing capability and reducing cost.

     Next Generation EasiDock(R) USB Product. This product is planned for introduction when USB 2.0 becomes available and is intended to replace the current EasiDock(R) USB series. We plan to include all the EasiDock(R) USB features, plus the addition of a full parallel port, a 100 base T networking option, video and other unique features. Based on the acceptance of USB peripherals by the time this product is released, legacy port replication ports may or may not be included.

     Retractable Cord Power Product. This product is a unique version of our current in-car/in-air charger product line that can be used across all power products. The Retractable Cord Power Product is expected to include an innovative and unique mechanical feature, which will allow the user to store the input and output cables of the user's adapter via a retractable cord system. It is intended to be used in both model specific, which is 2 wire output, or universal, which is 4 wire output, in-car/in-air charger configurations. Through the use of creative industrial design, we believe this product will offer the customer the smallest, self-contained in-car/in-air power adapter on the market. This product would complement our current line of power products.

CUSTOMERS

     Our major customers include:

      OEM CUSTOMERS                      DISTRIBUTION CHANNEL CUSTOMERS
--------------------------   -------------------------------------------------------
- Acer                       - Buy.com*                   - Merisel
- Compaq                     - CDW*                       - Microwarehouse*
- Gateway                    - Comark*                    - Mobile Planet*
- Hewlett-Packard            - CompUSA*                   - Pinacor
- Hitachi                    - Computers for Sure*        - Propeller Portable
- IBM                        - Dell                       Computer*
- Mitsubishi                 - Ingram Micro               - Tech Data
- NEC                        - Insight*                   - Value America*
- Toshiba
- Targus

---------------

* these customers purchase from us through distributors

     As a group, the OEMs and distributors listed in the chart above accounted for 53.0% and 24.0%, respectively, of sales for the year ended December 31, 1999. For the three months ended March 31, 2000 the OEMs accounted for 57.7% of sales and distributors accounted for 31.2% of sales. Targus accounted for 26.6% of our total sales for the year ended December 31, 1999, and 29.4% for the three months ended March 31, 2000. Targus distributes a range of our products, on a private label basis, primarily to major retail outlets and certain OEM fulfillment outlets worldwide. Our distributors sell a wide range of our products to value-added resellers, system integrators, catalog houses, major retail outlets and certain OEM fulfillment outlets worldwide. Our largest distributor, Tech Data, accounted for 22.2% of net sales for the three months ended March 31, 2000. IBM, who buys brand labeled monitor stands and USB docking stations, accounted for 11.1% of net sales for the three months ended March 31, 2000.

SALES, MARKETING AND DISTRIBUTION

     Sales. We have a dedicated, senior level OEM sales person who, along with top management, focuses on developing and expanding relationships with top tier computer OEMs on a worldwide basis. We are pursuing the sale of our standard products, whether Mobility branded or private labeled, and the sale of custom products and chips on board with all OEMs on a worldwide basis.

     In North America, we use an internal sales organization and a sales representative organization to penetrate the traditional two-tier distribution channel, including Ingram Micro, Merisel, Pinacor and Tech Data. We leverage major catalog houses such as CDW and OEM catalog programs such as Dell, top retailers such as CompUSA and a broad range of value-added resellers and dealers such as Insight and Propeller Portable Computers. We also work with major corporations and key accounts as part of our strategic efforts.

     We also plan to aggressively pursue markets outside North America by establishing strategic sales representatives and distribution or private label arrangements in each significant geographic region. We plan to execute bundling programs with major OEMs, drive manufacturers, selected related vendors and synergistic suppliers to our market. We have also established an e-commerce capability and marketing program, which will include in the future build to order capability. Additionally, we plan to use website links to help maintain relationships with related parties and OEMs, and will establish a "preferred vendor" program for products that integrate into our universal docking products.

     In Europe, we distribute our products through a sales representative arrangement through a company operated by several of our former employees, which primarily focuses on the marketing and sales of our products.

     We also have entered into an agreement with Targus whereby Targus distributes a range of our products in its worldwide distribution channels, primarily to major retail outlets and certain OEM fulfillment outlets. This agreement provides that we are the exclusive supplier to Targus for some of our products, and that we will develop certain products for Targus on an exclusive basis. Targus markets our products to its retail customers, which include Best Buy Co., Circuit City Stores, CompUSA, Computer City, OfficeMax and Staples.

     Marketing. We intend to implement a variety of marketing activities in 2000 to aggressively market our Split Bridge(TM) and our new range of other universal docking products. Such activities include participation in major user groups and trade shows, key OEM and distribution catalogs, distribution promotions, value-added reseller and information technology manager advertising, on-line advertising and banner ads, direct mail and telemarketing and bundle advertisements with OEMs and related product partners. In addition, we intend to implement a strong public relations program to continually educate the market about us, our Split Bridge(TM) technology and our products, with a major emphasis on timely product and news releases, speaking opportunities and feature stories. Attending and speaking at key trade shows, such as PC Expo, Mobile Insights and COMDEX, will provide a forum to provide additional market education about us, our Split Bridge(TM) technology and our products. We also intend to leverage our web site as a major marketing and direct sales mechanism.

MANUFACTURING

     The proprietary components of our Split Bridge(TM) technology are manufactured by our strategic partners. Philips supplies us with our Split Bridge(TM) technology chips, and Molex supplies us with our high-speed cable and connectors. In the future LSI will supply us with our next generation chips. Our USB product line, power products and monitor stands are supplied by contract manufacturers in Taiwan. We have selected Solectron as our primary contract manufacturing source for the Split Bridge(TM)universal docking product line. Solectron has begun commercial production of the EasiDock(R) 1000E and has sourced components and built prototype units and customer evaluation units on production lines that have been established for production of the EasiDock(R) 3000 Series, the EasiDock(R) 2000 Series and the EasiDock(R) 1000 Series products.

     In-house manufacturing activity has primarily been reduced to packaging and fulfillment activity. Some product is shipped in bulk quantities which are not packaged for delivery to our customers. These products are packaged in the appropriate box with the corresponding operations manual and other product documentation. We currently assemble one mechanical port replicator under a contract with NEC. The volume levels on this product are too small to outsource economically. We will continue to build this product in-house for the foreseeable future.

COMPETITION

     Competition for our Split Bridge(TM) technology primarily comes from traditional communication protocols, such as USB, IEEE 1394, Ethernet and SCSI. These protocols are generally well established, particularly in certain applications, and thus will provide competition for our Split Bridge(TM) technology depending upon the application.

     The market for our universal docking products is relatively new and emerging and we presently have few direct competitors. However, we expect that the markets for our products will become increasingly competitive. The market for computer products in general is intensely competitive, subject to rapid change and sensitive to new product introductions or enhancements and marketing efforts by industry participants. The principal competitive factors affecting the markets for our product offerings include corporate and product reputation, innovation with frequent product enhancement, breadth of integrated product line, product design, functionality and features, product quality, performance, ease-of-use, support and price. Although we believe that our products compete favorably with respect to such factors, there can be no assurance that we can maintain our competitive position against current or potential competitors, especially those with greater financial, marketing, service, support, technical or other competitive resources.

     We currently compete primarily with the internal design efforts of OEMs. These OEMs, as well as a number of our potential non-OEM competitors, have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than we have. We believe that we have a proprietary position with respect to our Split Bridge(TM) and universal docking technology, which could pose a competitive barrier for companies seeking to develop similar products or sell competing products in our markets.

PROPRIETARY RIGHTS

     Our success and ability to compete is dependent in part upon proprietary technology. We rely primarily on a combination of patent protection, copyright and trademark laws, trade secrets, nondisclosure agreements and technical measures to protect our proprietary rights. Mobility has one key Split Bridge(TM) patent that was issued on May 30, 2000 and another key Split Bridge(TM) patent pending. The issued patent covers Split Bridge(TM) technology in general, and the other pending patent covers the application of Split Bridge(TM) technology in universal docking. Notice of Allowance was mailed February 25, 2000 by the U.S. Patent and Trademark Office allowing all claims under the pending U.S. patent application. The issue fee has been duly paid and the pending patent will issue shortly. Eighty-one claims were allowed in the issued patent and 64 claims were allowed in the pending patent application.

     Two international patent applications were also filed for the Split Bridge(TM) patents under the Patent Cooperation Treaty designating all member countries and thereby preserving the right to file patent applications in those member countries. Multiple additional Split Bridge(TM) patents are planned to be filed before the U.S. Patent and Trademark Office and cover, or will cover, a host of other related follow-on items. Additionally, we have two issued patents and fifteen U.S. patent applications pending covering other related items.

     We typically enter into confidentiality agreements with our employees, distributors, customers and potential customers, and limit access to, and distribution of, our product design documentation and other proprietary information. Moreover, we enter into noncompetition agreements with employees, whereby the employees are prohibited from working for and sharing confidential information with our competitors for a period of two years after termination of their employment. Additionally, we believe that, due to the rapid pace of innovation within the computer industry, the following factors also represent protection for our technology:

     - technological and creative skill of personnel;

     - knowledge and experience of management;

     - name recognition;

     - maintenance and support of products;

     - the ability to develop, enhance, market and acquire products and services; and

     - the establishment of strategic relationships in the industry.

RESEARCH AND DEVELOPMENT

     Our future success depends on our ability to enhance existing products and develop new products that incorporate the latest technological developments. We work with customers and prospects, as well as partners and industry standards organizations, to identify and implement new solutions that meet the current and future needs of our customers. Whenever possible, our products are designed to meet and drive industry standards to ensure interoperability. We intend to continue to support industry standards integral to our product strategy as well as drive new initiatives relating to remote bus technology.

     Our research and development efforts will focus on enhancing our current technology for use in docking as well as other broad applications. These enhancements will center on issues of speeds, distance, cost and integration. We intend to develop internal and external resources to more fully integrate chip design capabilities.

     Currently, our Split Bridge(TM) technology group consists of 17 people who are responsible for architecture, hardware, software and quality. This group is active in industry committees, special interest groups and other activities that provide industry knowledge and leadership. Additionally, we have substantial resources dedicated to development efforts by our strategic partners, most notably, Molex, LSI, Philips and Silicon Image.

     Amounts spent on research and development for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 2000 were $2.0 million, $4.4 million, $3.4 million and $951,000, respectively.

EMPLOYEES

     As of March 31, 2000 we had 48 full-time employees, all of whom are located in the United States, including 9 employed in operations, 18 in engineering, 7 in sales and marketing and 14 in administration. We engage temporary employees from time to time to augment our full time employees, generally in operations. None of our employees are covered by a collective bargaining agreement. We believe we have good relationships with our employees.

FACILITIES

     Our executive offices and operations are located in Scottsdale, Arizona. This facility consists of approximately 38,712 square feet of leased space pursuant to a lease for which the current term expires on January 31, 2002. Additionally, we lease an office in Scottsdale, Arizona, which was our former executive office. This office has been sublet to a tenant for the balance of the original lease term at a rate resulting in no net expense. We believe that our facility is suitable and adequate for our current business activities for the remainder of the term of our lease.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The names and ages of our executive officers and directors are as follows:

NAME                                     AGE   POSITION
----                                     ---   --------
Charles R. Mollo.......................  49    President, Chief Executive Officer and
                                               Chairman of the Board
Jeffrey S. Doss........................  38    Executive Vice President and Director
Richard W. Winterich...................  45    Vice President and Chief Financial
                                               Officer
Donald W. Johnson......................  53    Executive Vice President of Worldwide
                                               Sales, Marketing and Operations
Scott Smith............................  40    Vice President
Robert P. Dilworth(1)..................  58    Director
William O. Hunt(1).....................  66    Director
Jeffrey R. Harris(2)...................  51    Director
Kenneth A. Steel, Jr.(2)...............  42    Director

------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

     Charles R. Mollo is one of our founders and has been our Chief Executive Officer and Chairman of our Board of Directors since our formation in May 1995, and our President since July 1999, having previously served as our President between March 1997 and June 1998. From September 1992 to May 1995 Mr. Mollo was the director of the Wireless Telephone Products Division of Andrew Corporation, a communications equipment services and systems company. From September 1986 to July 1992 Mr. Mollo was the Vice President of Corporate Development of Alliance Telecommunications Corporation, a wireless telecommunications company. Between 1980 and 1986 Mr. Mollo was a Vice President of Meadows Resources, Inc., where he managed a venture capital and investment portfolio of approximately $150 million. In the past he has served on the boards of a number of companies, including Alliance Telecommunications Corporation and he currently serves on the board of an internet startup company, SuperGroups.com. Mr. Mollo has a B.S.E.E. from Manhattan College, an M.S.E.E. from Newark College of Engineering and an M.B.A. from the University of New Mexico.

     Jeffrey S. Doss is one of our founders, served as our President from our formation until March 1997 and has served as an Executive Vice
President -- Product Strategy & Development since that time. Mr. Doss has served as a director since May 1995. From May 1994 to December 1999 Mr. Doss was the owner of Doss Enterprises, which provided consulting services to various companies in the consumer electronics industry. From March 1994 through May 1995 Mr. Doss served as a consultant for cellular accessories for Andrew Corporation, a communications equipment company. From January 1991 to April 1994 Mr. Doss held various positions, including Vice President of Operations, President and Chief Executive Officer of Unitech Industries, Inc., a manufacturer of cellular telephone accessories.

     Richard W. Winterich has served as Vice President and our Chief Financial Officer since January 1999. From 1993 to December 1998 Mr. Winterich served in various capacities for Harbour Group, an industrial conglomerate. These capacities included serving as Executive Vice President/General Manager from 1995 to December 1998 and as Chief Financial Officer from 1995 to 1997 of AEC, Inc., a supplier of auxiliary capital equipment, and as Chief Financial Officer from 1993 to 1995 of Acadia Corporation, a rubber molding company. From 1991 to 1993 Mr. Winterich served in various capacities, including Director of Finance, with

Square D Corporation, in its automation and control business sector. From 1984 to 1991 Mr. Winterich served in various capacities with Burr-Brown Corporation, a manufacturer of electronic components. Prior to his private career, Mr. Winterich spent five years in public accounting with predecessor firms of Ernst and Young. Mr. Winterich is a licensed Certified Public Accountant in the State of Ohio and received a B.A. from Baldwin-Wallace College.

     Donald W. Johnson has served as our Executive Vice President of Worldwide Sales, Marketing and Operations since April 2000. From 1998 until March 2000 Mr. Johnson served in various capacities for UNISYS Corporation, most recently as Vice President and General Manager of the enterprise server business. From 1980 to 1998 Mr. Johnson served in various capacities for IBM, including Director of Servers and Commercial Systems, Product Marketing, Brand Management and Product Development in IBM's PC business, and worldwide sales manager and product manager. Mr. Johnson has a B.S. Degree in Business Administration from the University of California at Berkeley.

     Scott Smith has been employed by us since September 1996 and has served in the capacity of program manager, manager of the power product and monitor stand business unit and since July 1999 has served as Vice President of Operations. Prior to that time, he was an owner and partner of an industrial design consultancy, Design Form, Inc. He has an undergraduate degree in Industrial Design from Arizona State University.

     Robert P. Dilworth has served as a director since May 1999. Prior to the acquisition of VLSI by Royal Philips Electronics in June 1999, Mr. Dilworth was a Senior Vice President of the Computer & Consumer Products Group at VLSI Technologies, Inc. and also a member of VLSI's board of directors. Mr. Dilworth was responsible for VLSI's businesses in Advanced Computing, ASIC's Consumer Digital Entertainment and Local/Wide Area Networking. Mr. Dilworth also serves as a director and is chairman of the board at Metricom. He also served as Metricom's President and as Chief Executive Officer. Prior to joining Metricom, Mr. Dilworth was President of Zenith Electronics Corp. He has served as President of Morrow Designs, a microcomputer manufacturer, and Vice President of Finance for Varian Data Machines. Mr. Dilworth is also a director of eOn Communications Corporation and Graphon, Inc.

     William O. Hunt has served as director since December 1999. Mr. Hunt is currently chairman of the board of Intellicall, Inc., a diversified telecommunications company providing products and services to pay telephone networks on a worldwide basis. Mr. Hunt is also currently chairman of the board of Internet America, Inc., an internet service provider. From 1992 to 1998 Mr. Hunt served as Chief Executive Officer of Intellicall, Inc. From 1990 to 1996 Mr. Hunt served as chairman or vice chairman of the board and director of Hogan Systems, Inc., a designer of integrated online application software products for financial institutions. Prior to that time, Mr. Hunt served as chairman of the board, Chief Executive Officer and President of Alliance Telecommunications Corporation. He is also a director of American Homestar Corporation, Andrew Corporation and Digital Convergence.com.

     Jeffrey R. Harris has been a director since September 1995. Mr. Harris has been employed by Public Service Company of New Mexico, a public utility company, since 1972, and currently serves as Director, International Business Development. Mr. Harris is President of New Vistas Investment Corporation, a real estate development and management company, and New Horizons Enterprises, Inc., a real estate investment and management company, and was a founder of the Bright Beginnings Child Development Centers, a child care chain in New Mexico.

     Kenneth A. Steel, Jr. has served as a director since September 1997. Since October 1999 Mr. Steel has been President and Chief Operating Officer of COVALEX.com, a business-to-business, e-commerce web company servicing the chemical process industry. Mr. Steel has been President of San Francisco Foods, Inc., a manufacturer of frozen pizza, calzones and foccacia bread, since 1998. Mr. Steel has been the Executive Vice President of K.A. Steel Chemicals, Inc., a chemical manufacturing and distribution company, since 1978. Mr. Steel also served as Chief Executive Officer of Monterey Pasta Company, a manufacturer of refrigerated pastas and sauces, from October 1996 to August 1997. Since 1995 Mr. Steel has been a director of Organic Food Products, Inc.

BOARD OF DIRECTORS

     Our board of directors has seven authorized directors and currently consists of six members. Each director holds office until his or her term expires, he or she resigns, is removed or dies or until his or her successor is duly elected and qualified. Our bylaws provide for a classified board of directors. In accordance with the terms of our bylaws, our board is divided into three classes whose terms expire at different times. The three classes are comprised of the following directors:

     - Class I consists of Mr. Steel, who will serve until the annual meeting of stockholders to be held in 2001;

     - Class II consists of Messrs. Dilworth, Harris and Hunt, who will serve until the annual meeting of stockholders to be held in 2002; and

     - Class III consists of Messrs. Doss and Mollo, who will serve until the annual meeting of stockholders to be held in 2003.

     At each annual meeting of stockholders beginning with the 2001 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The compensation committee of the board of directors consists of Messrs. Dilworth and Hunt. The compensation committee makes recommendations to the board concerning salaries and incentive compensation for our executive officers, directors, employees and consultants and administers our 1996 Plan.

     The audit committee of the board of directors consists of Messrs. Harris and Steel. The audit committee aids management in the establishment and supervision of our financial controls, evaluates the scope of the annual audit, reviews audit results, makes recommendations to our board of directors regarding the selection of independent auditors, consults with management and our independent auditors prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our financial affairs.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Neither Messrs. Dilworth or Hunt, who are members of our compensation committee, has at any time been one of our officers or employees. None of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or compensation committee. For a description of the transactions between us and any member of the compensation committee and entities affiliated with any compensation committee member, see "Certain Transactions."

DIRECTOR COMPENSATION

     Each director who is also our employee does not receive additional compensation for serving as a director. Each non-employee director, upon initial election to the board, will receive a non-qualified option to purchase 10,000 shares of common stock, which will be fully exercisable on the one-year anniversary of the date of grant (if that director is then serving as a director). In addition, each non-employee director will receive a non-qualified option to purchase 15,000 shares of common stock at the annual meeting of our stockholders following the initial year of service as a director, and every fourth year thereafter, which option will vest 25% annually, commencing on the date of grant of the option with vesting occurring only on continuous service. At each annual meeting of our directors, each non-employee director who is elected to serve on either the audit committee or the compensation committee will receive an option to purchase 2,500 shares of common stock, which option shall be fully exercisable at the end of the one-year term of that office (with vesting occurring only on continuous service). Directors may also be reimbursed for certain expenses in connection with attendance at board and committee meetings.

     We have entered into consulting agreements with Messrs. Hunt and Dilworth. The agreement with Mr. Dilworth expires on May 21, 2001. The agreement with Mr. Hunt expires on December 8, 2001. The agreements may be terminated by either party to the agreement at any time as long as 30 days written notice is given to the other party to the agreement. As compensation for entering these agreements, we granted each of Messrs. Hunt and Dilworth the option to purchase 35,000 shares of our common stock under our 1996 Plan. Mr. Hunt's options were granted at an exercise price of $4.00 per share. Mr. Dilworth's options were granted at an exercise price of $8.00 per share. Mr. Dilworth's options expire on the earlier of the date his consulting agreement is terminated or May 21, 2003. Mr. Hunt's options expire on the earlier of the date his consulting agreement is terminated or December 8, 2003. The consulting agreements provide that we will reimburse Messrs. Hunt and Dilworth for all reasonable and necessary out-of-pocket travel and other expenses they incur while performing their duties and state that Messrs. Hunt and Dilworth are independent contractors.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation awarded to, earned by or accrued for services rendered to us in all capacities during the years ended December 31, 1997, 1998 and 1999 by our Chief Executive Officer and the two other most highly compensated executive officers whose salary and bonus exceeded $100,000 in fiscal 1999 (collectively, the "Named Executive Officers") for services rendered in all capacities to us during the year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG-TERM COMPENSATION
                                                           ANNUAL COMPENSATION(1)                        AWARDS
                                                   --------------------------------------   ---------------------------------
NAME AND PRINCIPAL                                                         OTHER ANNUAL       STOCK     SECURITIES UNDERLYING
POSITION                                    YEAR   SALARY($)   BONUS($)   COMPENSATION($)   AWARDS($)        OPTIONS(#)
------------------                          ----   ---------   --------   ---------------   ---------   ---------------------
Charles R. Mollo..........................  1999   $123,750     $1,923             --       $400,000           100,000
  President, Chief Executive Officer        1998    116,346         --             --        171,373            14,902
  and Chairman of the Board                 1997    116,657         --             --             --                --

Jeffrey S. Doss...........................  1999    120,366      1,731             --        300,000            75,000
  Executive Vice                            1998    114,913         --             --        171,373            14,902
  President and Director                    1997    100,000         --             --             --                --

Richard W. Winterich......................  1999    185,711      3,557             --        200,500            75,000
  Vice President and                        1998         --         --         15,000             --                --
  Chief Financial Officer                   1997         --         --             --             --                --

------------

(1) In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

OPTION GRANTS IN LAST FISCAL YEAR

     Stock options were granted to the Named Executive Officers during the year ended December 31, 1999. The following table summarizes the option grants.

                                                                    INDIVIDUAL GRANTS
                                    ----------------------------------------------------------------------------------
                                    % OF TOTAL
                         NUMBER      OPTIONS                                           POTENTIAL REALIZABLE VALUE AT
                           OF        GRANTED                                           ASSUMED ANNUAL RATES OF STOCK
                       SECURITIES       TO       EXERCISE                              PRICE APPRECIATION FOR OPTION
                       UNDERLYING   EMPLOYEES     OR BASE     MARKET                              TERM($)
                        OPTIONS     IN FISCAL      PRICE       PRICE     EXPIRATION   --------------------------------
        NAME           GRANTED(#)    YEAR(%)     ($/SHARE)   ($/SHARE)      DATE         0%         5%         10%
        ----           ----------   ----------   ---------   ---------   ----------   --------   --------   ----------
Charles R. Mollo.....   100,000       16.47%       $4.00      $10.50      12/01/04    $650,000   $940,115   $1,291,025
Jeffrey S. Doss......    75,000       12.35%        4.00       10.50      03/31/03     487,500    626,651      782,813
Richard W.
  Winterich..........    50,000        8.24%        4.00        8.00       4/12/04     200,000    310,520      444,200
                         25,000        4.12%        0.02        8.00       4/12/09     199,500    325,280      518,240

     Both Messrs. Mollo and Doss have executed personal loan guarantees as collateral for our revolving line of credit with Bank of America dated November 2, 1999. Each guaranteed a total of approximately $1,800,000. As affirmation and compensation for the associated financial risk, we issued warrants to purchase 8,412 shares of our common stock to Mr. Mollo at a price of $4.00 per share and warrants to purchase 7,010 shares of our common stock to Mr. Doss at a price of $4.00 per share in November 1999.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table provides summary information regarding the stock options exercised during 1999 and the stock options held as of December 31, 1999 by the Named Executive Officers. No stock options were exercised by the Named Executive Officers during 1999.

                                         NUMBER OF SHARES UNDERLYING         VALUE OF UNEXERCISED
                                            UNEXERCISED OPTIONS AT               IN-THE-MONEY
                                              DECEMBER 31, 1999          OPTIONS AT DECEMBER 31, 1999
                                         ----------------------------    ----------------------------
NAME                                     EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                     -----------    -------------    -----------    -------------
Charles R. Mollo.......................    37,704          106,568        $265,726        $813,136
Jeffrey S. Doss........................    37,704           81,568         265,726         613,136
Richard W. Winterich...................        --           75,000              --         699,500

AMENDED AND RESTATED 1996 LONG TERM INCENTIVE PLAN

     Our Amended and Restated 1996 Long Term Incentive Plan, or the 1996 Plan, authorizes the granting of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, options that do not so qualify ("non-qualified stock options") and restricted stock awards to our directors, key employees and advisors. The 1996 Plan is administered by the compensation committee, which is, and shall be, comprised of at least two non-employee directors as may be appointed by the Board (the "Committee"). The Committee generally has the authority to fix the terms and number of options and restricted stock awards to be granted and to determine the employees or other persons who will receive awards; provided that non-employee directors receive non-qualified stock options under the 1996 Plan automatically upon election as a director and upon each annual meeting of the stockholders thereafter while he or she continues to serve as an independent director. The aggregate number of shares of common stock for which options may be granted or for which stock grants may be made under the 1996 Plan is 1,250,000. The 1996 Plan will terminate in 2008, unless sooner terminated by the board.

     Each option granted pursuant to the 1996 Plan is exercisable at any time upon or after vesting and expires on the date determined by the compensation committee. In no event will any option expire later than ten years from the date of grant. In no event will any option granted to a person who, on the date of grant of the option, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of us, expire later than five years from the date of grant. With respect to a participant who is an employee or advisor, each option expires within three months after the date the participant ceases to be an employee or advisor. During that three month period, those options may only be exercised if they were exercisable immediately prior to the time the employment was terminated. If the employee's, advisor's or non-employee director's employment is governed by an employment agreement and is terminated for "cause," the option will automatically expire. The exercise price of each option granted will be determined by the Committee, but shall not be less than 100% of the fair market value of the common stock at the time such option is granted. In the case of an incentive stock option granted to a person who, on the date of the grant owns more than 10% of us or our subsidiary, the exercise price shall not be less than 110% of the fair market value of the common stock at the time such incentive stock option is granted. Options are not transferable other than by will or the laws of descent or distribution or to a beneficiary, as defined in the plan, in the event of the participant's death. Options may not be pledged, mortgaged, hypothecated or otherwise encumbered, and shall not be subject to the claims of creditors. Options may be exercised during the lifetime of the optionee only by the optionee or the optionee's authorized representative. A vesting schedule for the options is indicated in each option agreement as determined by the compensation committee.

     Shares of common stock awarded under restricted stock grants are subject to restrictions prohibiting their sale, assignment, transfer or encumbrance for a period of time specified by the Committee and will revert to us if the participant's relationship with us terminates during such period of restriction, unless the Committee, by rule or regulation or in any award agreement, provides otherwise.

     As of December 31, 1999 we had outstanding options to purchase in the aggregate 827,728 shares of common stock under the 1996 Plan, 143,284 of which are vested and exercisable. We expect that options will continue to be granted to eligible persons as part of our incentive-based compensation program.

FOUNDERS OPTIONS

     Several key managers have received non-qualified options to purchase an aggregate of 132,198 shares of common stock at a price per share of $3.52 outside the 1996 Plan. These options vested from August 23, 1996 to June 1, 1999 and are outstanding as of December 31, 1999.

EMPLOYMENT AGREEMENTS

     We have entered into full-time employment agreements with Messrs. Mollo, Doss, Winterich and Johnson. The agreements with Messrs. Mollo and Doss expire on December 1, 2001. The agreement with Mr. Winterich expires on December 31, 2001. The agreement with Mr. Johnson expires April 1, 2003. When the agreements have expired, they will be renewed on a year-to-year basis unless either party to the agreement gives the other party notice of termination at least 90 days prior to the end of the then current term, as defined in the agreement. The employment agreements provide for increases in salary as determined by the board of directors.

     As of December 1, 1999 Mr. Mollo's base salary was $200,000. His salary will automatically be increased $25,000 per year upon the completion of this initial public offering. If we have positive net income for fiscal year 2000, Mr. Mollo's salary must be increased by at least 7%, effective December 1, 2000. Mr. Mollo is entitled to an annual cash bonus, for each fiscal year that the agreement is in effect, of up to 50% of his then current base salary. Under the terms of his employment agreement, we granted Mr. Mollo the option to purchase 100,000 shares of our common stock at $4.00 per share under our 1996 Plan. This option expires on December 1, 2004 or one year following the termination of Mr. Mollo's employment agreement.

     As of December 1, 1999 Mr. Doss's base salary is $180,000. Mr. Doss is entitled to an annual increase in salary of at least 7% which will take effect each year on December 1. Mr. Doss is further entitled to an annual cash bonus for each fiscal year that the agreement is in effect. Mr. Doss is entitled to 0.4% of actual margin contributions provided by all OEM sales which consist of unique and chip on board sales (but not standard product programs) for which Mr. Doss has had primary and direct responsibility. We will also pay to Mr. Doss a cash bonus of either 15% of his salary, as of the end of the fiscal year, if we attain at least 90% of our budgeted gross profit margin for that particular fiscal year, or 25% of his salary, as of the end of the fiscal year, if we attain 100% of our budgeted margin for that particular fiscal year. Under the terms of his employment agreement, we granted Mr. Doss the option to purchase 75,000 shares of our common stock at $4.00 per share under our 1996 Plan. This option expires on the earlier of March 31, 2003 or 180 days following the termination of Mr. Doss's employment agreement; provided, however the option cannot expire prior to September 22, 2000. Pursuant to Mr. Doss's employment agreement, we sold him 50,000 shares of our Series C preferred stock at a purchase price of $6.00 per share and issued Mr. Doss a warrant to purchase 50,000 shares of our common stock at an exercise price of $0.02 per share. In return, Mr. Doss provided us with a promissory note and an agreement pledging his

50,000 shares of Series C preferred stock and his warrant to purchase (and the underlying) 50,000 shares of common stock to us.

     If we terminate our employment agreement with Mr. Mollo or Mr. Doss for any reason other than just cause, as defined in the agreement, within two years of experiencing a change in control, as defined in the agreement, we will, in the case of Mr. Mollo, pay a lump-sum payment equal to his then current salary for the remainder of the then current term of the agreement or, in the case of Mr. Doss, continue to pay his then current salary for the remainder of the then current term of his employment agreement plus one year. If Mr. Mollo or Mr. Doss terminates his employment agreement with us for constructive termination, as defined in the agreement, within two years of the time that we experience a change in control, as defined in the agreement, we will, in the case of Mr. Mollo, also pay him a lump-sum payment equal to his then current salary for the remainder of the then current term of his employment agreement or, in the case of Mr. Doss, continue to pay his then current salary for the remainder of the then current term of his employment agreement plus one year.

     We have agreed to consult with Mr. Doss regarding any change of our current chief executive officer. If Mr. Doss does not approve of the new chief executive officer, he is entitled to terminate his employment with us within thirty days of the time the new chief executive officer takes office. Mr. Doss will retain the compensation he has earned until that point and we will pay to Mr. Doss a lump-sum equal to three months of his then current salary.

     As of January 1, 1999 Mr. Winterich's base salary is $185,000. Mr. Winterich is entitled to an annual calendar year cash bonus of 25% of his then current salary. Under the terms of his employment agreement, we granted Mr. Winterich the option to purchase 50,000 shares of our common stock at $4.00 per share under our 1996 Plan. This option vests and becomes exercisable over a period of three years from the date of grant and expires on April 12, 2004, unless it expires earlier due to Mr. Winterich terminating his employment with us. Mr. Winterich also has the option to purchase 25,000 additional shares of our common stock at a price of $0.02 per share which will vest when we consummate this offering, experience a change-in-control, have a strategic partner or investor invest $10.0 million in us or on December 31, 2007, whichever occurs first. This option expires on April 12, 2009, unless it expires earlier due to Mr. Winterich terminating his employment with us.

     As of April 1, 2000 Mr. Johnson's base salary is $220,000. Mr. Johnson is entitled to an annual calendar year bonus of 40% of his then current salary. Under the terms of his employment agreement, we granted Mr. Johnson the option to purchase 110,000 shares of our common stock at $11.00 per share under our 1996 Plan. This option vests and becomes exercisable over a period of three years beginning April 1, 2000 and expires April 1, 2005, unless it expires earlier due to Mr. Johnson's termination of employment with us. If we terminate our employment agreement with Mr. Johnson for any reason other than just cause, as defined in the agreement, or if Mr. Johnson terminates the agreement with us for constructive termination, as defined in the agreement, within two years of experiencing a change in control, as defined in the agreement, we will pay a lump-sum payment equal to his then current salary for the remainder of the then current term of the agreement.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock and Series C preferred stock as of March 31, 2000, and as adjusted to reflect the sale of common stock offered hereby, by:

     - each person or entity known by us to beneficially own 5% or more of the outstanding shares of common stock;

     - each of our directors and the Named Executive Officers; and

     - all of our executive officers and directors as a group.

     Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

                                                                                SHARES BENEFICIALLY
                                                      NUMBER OF SHARES        OWNED AFTER OFFERING IF
                                                     BENEFICIALLY OWNED        OVER-ALLOTMENT OPTION
                                                  PRIOR TO THE OFFERING(1)      EXERCISED IN FULL(2)
                                                  -------------------------   ------------------------
BENEFICIAL OWNER                                     NUMBER       PERCENT       NUMBER        PERCENT
----------------                                  ------------   ----------   -----------    ---------
Charles R. Mollo(3)(4)..........................   1,171,198       13.15%      1,171,198        8.67%
Jeffrey S. Doss(3)(5)...........................     237,416        2.67%        237,416        1.76%
Jeffrey R. Harris(3)(6).........................     892,601       10.01%        892,601        6.61%
Richard Winterich(3)(7).........................      46,667        *             46,667        *
Robert P. Dilworth(3)(8)........................      52,500        *             52,500        *
William O. Hunt(3)(9)...........................      75,539        *             75,539        *
Kenneth A. Steel, Jr. (3)(10)...................     126,186        1.42%        126,186        *
New Vistas Investment Corporation(11)...........     507,747        5.73%        507,747        3.77%
Janice L. Breeze-Mollo(12)......................     906,242       10.19%        906,242        6.72%
Seligman Communications and Information
  Fund, Inc.(13)................................     678,307        7.41%        678,307        4.93%
Executive officers and directors as a group
  (nine persons)................................   2,620,285       28.24%      2,620,285       18.88%

------------

  *  Less than 1%

 (1) "Beneficially" owned shares, as defined by the SEC, are those shares as to which a person has voting or dispositive power, or both. "Beneficial" ownership does not necessarily mean that the named person is entitled to receive the dividends on, or the proceeds from the sale of, the shares.

 (2) This calculation is the quotient of (a) the number of shares currently beneficially owned by the named individual or group, plus the number of shares, if any, for which options beneficially held by such person or group are exercisable within 60 days or upon the closing of an initial public offering, divided by (b) the total number of shares outstanding at March 31, 2000, plus the number of shares, if any, for which options or warrants held by such person or group are exercisable within 60 days or upon the closing of an initial public offering.

 (3) The address for Messrs. Mollo, Doss, Harris, Winterich, Dilworth, Hunt and Steel is 7955 East Redfield Road, Scottsdale, Arizona 85260.

 (4) Includes 54,913 shares owned directly by Mr. Mollo; 116,047 shares owned by Mollo Family LLC of which Mr. Mollo owns 10% and is a manager; 371,063 shares owned by New Vistas Investment Corporation of which Mr. Mollo owns approximately 43%; 233,827 shares owned by New Horizons of which Mr. Mollo owns 49%; 9,042 shares held at Delaware Trust FBO Charles R. Mollo; 107,986 shares held in the Charles R. Mollo Revocable Trust; 25,000 shares held in the John R. Harris and Timothy D. Harris Irrevocable Trust of which Mr. Mollo is trustee; 50,900 shares held in the Deanna L. and Kristen A. Williams Irrevocable Trust of which Mr. Mollo is trustee; 22,424 shares that may be received upon the conversion of 32,501 shares of Series C preferred stock owned directly by Mr. Mollo; 98,175 shares that may be received upon the conversion of 142,293 shares of Series C preferred stock owned by New Vistas Investment Corporation; 6,250 shares that may be purchased upon the exercise of warrants owned directly by Mr. Mollo; 16,823 shares that may be purchased upon the exercise of warrants owned by Mollo Family LLC; 38,510 shares that may be purchased upon the exercise of warrants owned by New Vistas Investment Corporation; and 20,238 shares that may be purchased upon the exercise of options granted under the 1996 Plan. Mr. Mollo is married to Ms. Breeze-Mollo, however, all shares owned by

     Ms. Breeze-Mollo are held as separate property and Mr. Mollo has no beneficial ownership rights thereto, and disclaims beneficial ownership of the shares owned by Ms. Breeze-Mollo.

 (5) Includes 135,017 shares owned directly by Mr. Doss; 5,000 owned by Nolton Doss International, Inc. of which Mr. Doss owns 50% and is a director; 34,498 shares that may be received upon the conversion of 50,000 shares of Series C preferred stock owned directly by Mr. Doss; 16,269 shares that may be purchased upon the exercise of warrants owned directly by Mr. Doss; and 46,632 that may be purchased upon the exercise of options granted under the 1996 Plan.

 (6) Includes 20,403 shares owned directly by Mr. Harris; 60,579 shares owned by Harris Family LLC of which Mr. Harris owns 10% and is a manager; 6,742 shares held at Delaware Trust FBO Jeffrey R. Harris; 371,063 shares owned by New Vistas Investment Corporation of which Mr. Harris owns approximately 20% and is a director; 233,827 shares owned by New Horizons of which Mr. Harris owns 26% and is a director; 11,499 shares that may be received upon the conversion of 16,666 shares of Series C preferred stock owned directly by Mr. Harris; 2,876 shares that may be received upon conversion of 4,168 shares of Series C preferred stock held at Delaware Trust FBO Jeffrey R. Harris; 98,175 shares that may be received upon the conversion of 142,293 shares of Series C preferred stock owned by New Vistas Investment Corporation; 4,250 shares that may be purchased upon the exercise of warrants owned directly by Mr. Harris; 9,677 shares that may be purchased upon the exercise of warrants owned by Harris Family LLC; 38,510 shares that may be purchased upon the exercise of warrants owned by New Vistas Investment Corporation; and 35,000 shares that may be purchased upon the exercise of options granted under the 1996 Plan.

 (7) Includes 5,000 shares owned directly by Mr. Winterich; and 41,667 shares that may be purchased upon the exercise of options granted under the 1996 Plan.

 (8) Includes 52,500 shares that may be purchased upon the exercise of options granted under the 1996 Plan.

 (9) Includes 28,039 shares owned by B&G Partners Limited of which Mr. Hunt has a 100% interest and 47,500 shares that may be purchased upon the exercise of options granted under the 1996 Plan.

(10) Includes 13,034 shares owned directly by Mr. Steel; 39,625 shares owned by K.A. Steel Chemicals, Inc. of which Mr. Steel owns approximately 33% and is a director; 24,527 shares that may be purchased upon the exercise of warrants owned directly by Mr. Steel; 1,500 shares that may be purchased upon the exercise of warrants owned by K.A. Steel Chemicals, Inc.; and 47,500 shares that may be purchased upon the exercise of options granted under the 1996 Plan.

(11) Includes 371,062 shares owned directly by New Vistas Investment Corporation; 98,175 shares that may be received upon the conversion of 142,293 shares of Series C preferred stock owned directly by New Vistas Investment Corporation; and 38,510 shares that may be purchased upon the exercise of warrants owned directly by New Vistas Investment Corporation. The address for New Vistas Investment Corporation is 5528 Eubank Boulevard, N.E., Suite #3, Albuquerque, New Mexico 87111.

(12) Includes 2,620 shares owned directly by Ms. Breeze-Mollo; 30,966 shares held by Breeze LLC; 6,468 shares held at Alex Brown FBO Janice L. Breeze; 20,160 shares held in the Janice L. Breeze Revocable Trust; 75,000 shares held in the Christine E. Mollo and Charles R. Mollo III Irrevocable Trust of which Ms. Breeze-Mollo is Trustee; 371,063 shares owned by New Vistas Investment Corporation of which Ms. Breeze-Mollo owns approximately 18.5%; 233,828 shares owned by New Horizons of which Ms. Breeze-Mollo owns 25%; 3,450 shares that may be received upon the conversion of 5,000 shares of Series C preferred stock owned directly by Ms. Breeze-Mollo; 98,175 shares that may be received upon the conversion of 142,293 shares of Series C preferred stock owned by New Vistas Investment Corporation; 3,750 shares that may be purchased upon the exercise of warrants owned directly by Ms. Breeze-Mollo; 7,557 shares that may be purchased upon the exercise of warrants owned by Breeze LLC; 38,510 shares that may be purchased upon the exercise of warrants owned by New Vistas Investment Corporation; and 14,695 shares that may be purchased upon the exercise of options granted under the 1996 Plan. Ms. Breeze-Mollo is married to Mr. Mollo, however, all shares owned by Mr. Mollo are held as separate property and Ms. Breeze-Mollo has no beneficial ownership rights thereto, and disclaims beneficial ownership of the shares owned by Mr. Mollo. The address for Ms. Breeze-Mollo is 5528 Eubank Boulevard, N.E., Suite #3, Albuquerque, New Mexico 87111.

(13) Includes 344,974 shares that may be received upon the conversion of 499,999 shares of Series C preferred stock owned directly by Seligman Communications and Information Fund, Inc.; and 333,333 that may be purchased upon the exercise of warrants owned directly by Seligman Communications and Information Fund, Inc. The address for Seligman Communications and Information Fund, Inc. is 125 University Avenue, Palo Alto, California 94301.

                              CERTAIN TRANSACTIONS

     The following is a description of transactions, for the last three years, to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any of our directors, executive officers or holders of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements that are otherwise required to be described under "Management."

     From September 1996 through May 1997 we raised approximately $1.9 million from our management and their affiliates (approximately $1.3 million of which was in the form of common stock, at a purchase price of $7.73 per share, and $565,000 of which was in the form of convertible subordinated debt (the "Convertible Debentures")), and approximately $2.4 million from outside investors ($846,458 of which was in the form of common stock, at a purchase price of $7.73 per share, and approximately $1.6 million of which was in Convertible Debentures). For a description of the Convertible Debentures, see "Description of Capital Stock -- Convertible Debentures."

     In November 1997 we completed a $10.0 million private placement, including approximately $1.0 million of already outstanding preferred stock which was converted to common stock at $8.00 per share and the sale of 1,124,500 newly-issued shares of common stock at $8.00 per share and 312,500 warrants to purchase shares of common stock at $14.00 per share. Of these amounts, management converted preferred stock of approximately $1.0 million and purchased $16,000 of common stock, all at $8.00 per share.

     In June 1998 we completed a private placement of approximately $8.5 million and issued an aggregate of 742,500 shares of common stock at $11.50 per share. Our management and their affiliates purchased an aggregate of 37,000 shares of common stock ($425,000) in this private placement.

     In December 1998 we offered to convert the principal of the Convertible Debentures and accrued interest thereon to common stock at a price of $7.73 per share. Of the approximately $2.1 million of principal outstanding, approximately $2.0 million plus accrued interest of $62,448 was converted into 275,721 shares of common stock. Our management and their affiliates converted $545,000 of principal and $16,476 accrued interest into 72,730 shares of common stock.

     In January 1999 we completed a private placement of approximately $5.0 million and issued an aggregate of 735,300 shares of Series C preferred stock at $6.75 per share. Our management and their affiliates purchased an aggregate of 45,000 shares of Series C preferred stock ($303,750) in this private placement. Pursuant to the terms of the Series C preferred stock, an additional 91,909 shares were issued to the investors in such private placement as a result of a subsequent round of financing at the lower price of $6.00 per share and 5,625 of such additional shares were issued to management and their affiliates. See "Description of Capital Stock -- Series C Preferred Stock."

     In March 1999 we raised $3.5 million in the form of 13% Bridge Promissory Notes, of which $1,075,000 was from our management and their affiliates and the balance from outside investors. Of the amount held by management and their affiliates $550,000 was converted to 68,750 shares of common stock at a price of $8.00 per share in June 1999. The offering also included the issuance of warrants to purchase 525,000 shares of common stock at a price of $0.02 per share, of which 146,250 were issued to our management and their affiliates. See "Description of Capital Stock -- Registration Rights -- Private Placement of 13% Bridge Promissory Notes and Warrants and Series C Preferred Stock." In February 2000, the outstanding balance of the Bridge Notes of approximately $1.2 million and the accrued interest thereon of approximately $160,000 were extended to March 31, 2001. Of the Bridge Notes extended, our management and their affiliates held $525,000 with accrued interest thereon of approximately $69,000. As part of the extension agreement, we issued warrants to purchase 10,000 shares of common stock for each $100,000 of principal outstanding, including accrued interest. Our management and their affiliates received 118,736 of the 277,004 warrants issued.

     In January 2000 we completed a private placement of approximately $7.4 million and issued an aggregate of 1,231,450 shares of Series C preferred stock at $6.00 per share. For each share of Series C preferred stock purchased, an investor received a warrant to purchase one share of common stock at a price of $0.02 per share. Our management and their affiliates purchased an aggregate of 159,167 shares of Series C preferred stock ($955,006) in this private placement and received warrants for the purchase of 159,167 shares of common stock at a price of $0.02 per share. See "Description of Capital Stock -- Series C Preferred Stock."

     In April 1998 in connection with the Bank of America line of credit, certain stockholders including Messrs. Mollo and Doss executed personal guarantees to guarantee a total of approximately $1.8 million each, and certain of our other stockholders agreed to indemnify such guarantors against amounts paid under such guarantees up to certain agreed upon levels. As part of such guarantees and indemnification arrangements, such persons were issued an aggregate of 112,500 warrants to purchase common stock at a price of $11.50 per share. Our management of the Company and their affiliates received an aggregate of 86,621 of such warrants.

     When the Bank of America line of credit was amended in November 1999, certain stockholders including Messrs. Mollo and Doss executed personal guarantees to guarantee $1.8 million each, and certain other stockholders continued to indemnify such guarantors against amounts paid under such guarantees up to certain agreed upon levels. As part of such guarantees and indemnification arrangements, such persons were issued an aggregate of 56,250 warrants to purchase common stock at a price of $4.00 per share. Of such warrants, Mr. Mollo was issued warrants to purchase 8,412 shares and Mr. Doss was issued warrants to purchase 7,010 shares of common stock. Our management and their affiliates received an aggregate of 51,111 of such warrants.

     We have entered into an employment agreement with Messrs. Doss, Mollo, Winterich and Johnson. See "Management -- Employment Agreements."

     As provided for in Mr. Doss's employment agreement, we have entered into a promissory note in the principal sum of $300,000 in December 1999 with Mr. Doss, our Executive Vice President, to finance his purchase of 50,000 shares of our Series C preferred stock at a purchase price of $6.00 per share and a warrant to purchase 50,000 shares of our common stock at an exercise price of $0.02 per share (which was included in the January 2000 offering). This note provides for 6.0% per annum interest and is due in full on December 1, 2001, however, Mr. Doss may prepay at any time without any penalty or premium. The principal amount outstanding as of December 31, 1999 is $300,000. In connection with the note, Mr. Doss and the Company have also entered into a pledge agreement granting a security interest in the preferred stock and the warrant we sold to Mr. Doss.

     New Vistas Investment Corporation, an entity owned in part by Mr. Mollo, Ms. Breeze-Mollo and Mr. Harris, provided administrative services to us, for which we reimbursed the direct costs of providing such services. The services provided were in support of Mr. Mollo, primarily in connection with our previous private financings. No contractual agreement exists between the parties. Amounts reimbursed for the years ended December 31, 1997, 1998 and 1999 were $32,000, $52,000 and $42,000, respectively.

     We have granted options to certain of our directors and executive officers. We have also entered into an indemnification agreement with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, executive officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, executive officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We are a Delaware corporation and our affairs are governed by our certificate of incorporation, as amended, our bylaws, as amended, and the Delaware General Corporation Law (the "DGCL"). The following description of our capital stock is qualified in all respects by the certificate of incorporation and the bylaws, which have been filed as exhibits to the registration statement to which this prospectus forms a part.

     As of April 1, 2000, our authorized capital stock consisted of 90,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     As of March 31, 2000 we had 6,698,119 shares of common stock outstanding and approximately 495 holders of common stock. All issued and outstanding common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. There is no right to cumulative voting for the election of directors. Holders of shares of common stock are entitled to receive dividends, if and when declared by the board of directors out of funds legally available therefor, after payment of dividends required to be paid on any outstanding shares of preferred stock. Upon our liquidation, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preferences of any outstanding shares of preferred stock. Holders of shares of common stock have no conversion, redemption or preemptive rights. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock.

PREFERRED STOCK

     The board of directors may, without further action of our common stockholders, issue shares of preferred stock in one or more series and fix or alter the rights and preferences thereof, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights and any other rights, preferences, privileges and restrictions of any wholly unissued series of preferred stock. The board of directors may, without further action by our common stockholders, issue shares of preferred stock which it has designated. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock. While the issuance of preferred stock provides flexibility in connection with additional financing, possible acquisitions and other corporate purposes, future issuances may have the effect of delaying, deferring or preventing the change of control in us without further action by the stockholders and may discourage bids for the common stock at a premium over the market price. The board of directors may, without stockholder approval, provide for the issuance of preferred stock that could have voting, conversion or other rights superior to the rights of holders of common stock.

     We have no present plans to issue any new series of preferred stock.

SERIES C PREFERRED STOCK

     As of March 31, 2000 we had 4,500,000 shares of Series C preferred stock authorized for issuance and 2,447,808 shares of Series C preferred stock outstanding and 200 holders of Series C preferred stock. All issued and outstanding Series C preferred stock is, and all shares of Series C preferred stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

     The Series C preferred stock is convertible into shares of common stock. The rate of conversion is 1-to-0.68995 as of March 31, 2000. The initial conversion rate was one for one, but was subject to change if certain events occur. Generally, the conversion rate will be adjusted if we issue any non-cash dividends on our securities, split our securities or otherwise effect a change to the number of our outstanding securities. The conversion rate will also be adjusted if we issue additional securities at a price that is less than the price that the Series C preferred stockholders paid for their shares. Such adjustments will be made according to certain formulas that are designed to prevent dilution of the Series C preferred stock. The Series C preferred stock can be converted at any time at the option of the holder, and will convert automatically, immediately prior to the consummation of a firm commitment underwritten public offering of our common stock pursuant to a registration statement filed with the SEC having a per share price equal to or greater than $24.00 per share and a total gross offering amount of not less than $15.0 million. No fractional shares will be issued upon conversion.

     If our board of directors declares a cash dividend payable on our outstanding shares of common stock, the board of directors must also declare a dividend payable on each share of Series C preferred stock equal to the amount of the dividend payable on the number of shares of common stock into which each such share could then be converted. Holders of shares of Series C preferred stock are entitled to vote on all matters submitted for a vote of the holders of common stock. Holders will be entitled to one vote for each share of common stock into which one share of Series C preferred stock could then be converted. In the event of our liquidation or dissolution, the holders of Series C preferred stock will be entitled to receive the amount they paid for their stock, plus accrued and unpaid dividends out of our assets legally available for such payments prior to the time other holders of our securities junior to the Series C preferred stock will be entitled to any payments. We are restricted from undertaking the following corporate actions without the consent of the Series C preferred stockholders while any shares of Series C preferred stock remain outstanding: (i) merging, selling all or substantially all of our assets or liquidating unless the holders of Series C preferred stock receive at least $15.00 per share; (ii) purchasing any common stock, except for purchases of shares under contractual arrangements; (iii) authorizing or issuing any equity securities senior to or on parity with the Series C preferred stock; (iv) declaring or paying any cash dividends on the common stock; or (v) increasing or decreasing the number of authorized shares of preferred stock or common stock.

SERIES D PREFERRED STOCK

     As of March 31, 2000, we had 500,000 shares of Series D preferred stock authorized for issuance, all of which shares were outstanding and held by one investor. All issued and outstanding Series D preferred stock is, and all shares of common stock underlying the Series D preferred stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

     The Series D preferred stock is convertible into shares of common stock. On March 1, 2002, each share of Series D preferred stock will convert automatically into a number of shares of common stock determined by dividing $10.00 by the offering price per share used in the last round of equity private placement financing prior to March 1, 2002; provided, however, immediately prior to the consummation of this offering, each share of Series D preferred stock will convert automatically into the number of shares of common stock determined by dividing $10.00 by 95% of the offering price per share of the common stock used in this offering.

     If our board of directors declares a cash dividend payable on our outstanding shares of common stock, the board of directors must also declare a dividend payable on each share of Series D preferred stock equal to the same dividend per share paid on each share of common stock (as adjusted for any common stock dividends, splits or the like). Holders of shares of

Series D preferred stock are entitled to vote on all matters submitted for a vote of the holders of common stock. Holders will be entitled to one vote for each share of Series D preferred stock (subject to adjustment for any common stock dividends, splits or the like). In the event of our liquidation or dissolution, the holders of Series D preferred stock will be entitled to receive the amount they paid for their stock, plus accrued and unpaid dividends out of our assets legally available for such payments after the holders of Series C preferred stock have received their preferential payments, but prior to the time other holders of our securities will be entitled to any payments. We are prohibited from paying any cash dividends on our common stock while any shares of Series D preferred stock remain outstanding.

WARRANTS AND OPTIONS

     Finova Warrants. In connection with a $1.6 million loan made by Finova on June 24, 1997 to us (the "Finova Loan"), we issued a Stock Purchase Warrant to Finova (the "First Finova Warrant") to purchase 85,849 shares of common stock, at $0.02 per share, subject to the following adjustments: if the Finova Loan remains outstanding on June 24, 1999, Finova would have the right to purchase 115,644 shares of common stock; if the Finova Loan remains outstanding on June 24, 2000, Finova would have the right to purchase 146,088 shares of common stock; and if the Finova Loan remains outstanding on June 24, 2001, Finova would have the right to purchase 177,161 shares of common stock. The First Finova Warrant is exercisable at any time until July 31, 2002. Pursuant to the terms of the First Finova Warrant and the Second Finova Warrant (defined below) (collectively with the First Finova Warrant, the "Finova Warrants"), Finova is entitled to receive notice of and be entitled to attend or to send a representative to attend all meetings of our board of directors in a non-voting observation capacity, receive copies of all notices, packages and documents provided to members of our board of directors for each board meeting and receive copies of all actions taken by written consent of our board of directors, until such time as the Finova Loan has been paid in full. Additionally, both Finova Warrants contain certain provisions that protect the holder against dilution by adjustment of exercise price and the number of shares of common stock subject to the Finova Warrants in certain events, such as stock dividends and distributions, stock splits, recapitalizations, mergers or consolidations. We also granted to Finova an option to sell (the "Put") to us the Finova Warrants for a period of 30 days immediately preceding the expiration of the Finova Warrants at a purchase price equal to fair market value (as defined therein); however, upon consummation of this offering and full payment of the Finova Loan, the Put will terminate. Additionally, we have granted certain registration rights to Finova in connection with the Finova Warrants. See "-- Registration Rights" below. Effective March 25, 1998 we entered into the First Amendment to the Loan Agreement and Loan Documents with Finova Capital Corporation whereby the principal amount of the loan was increased by approximately $1.8 million to a total of approximately $3.4 million. In connection with the additional loan, we issued a Stock Purchase Warrant to Finova (the "Second Finova Warrant") which provides that Finova may purchase 93,418 shares of common stock, subject to the following adjustment: if the Finova Loan remains outstanding on June 24, 2000, Finova would have the right to purchase 141,572 shares of common stock; if the Finova Loan remains outstanding on June 24, 2001, Finova would have the right to purchase 190,728 shares of common stock; and if the Finova Loan remains outstanding on June 24, 2002, Finova would have the right to purchase 240,920 shares of common stock. This warrant is exercisable at any time until July 31, 2002 and the exercise price is $0.02 per share of common stock.

     Other Warrants. As of March 31, 2000, warrants to purchase a total of 2,083,776 shares of common stock were issued and outstanding at exercise prices ranging from $0.02 per share to $14.00 per share.

     Options. As of March 31, 2000, options to purchase 974,923 shares of common stock were issued and outstanding. The exercise prices of these options range from $0.02 to $11.50 per share. See "Management -- Option Grants in Last Fiscal Year," "-- Amended and

Restated 1996 Long Term Incentive Plan," "-- Founders Options" and
"-- Employment Agreements" for a description of options granted by us.

CONVERTIBLE DEBENTURES

     In late 1996 and early 1997 we issued approximately $2.2 million in aggregate principal amount of 12% Convertible Debentures to various investors (the "Convertible Debentures"). In December 1998 approximately $2.1 million was converted to common stock at a price of $7.73 per share. The remaining Convertible Debentures ($95,000) require us to pay interest quarterly at a rate of 12% per annum. Beginning on the second anniversary of the date of issuance of each Convertible Debenture, we are required to pay 20 equal quarterly installments of principal and accrued but unpaid interest in an amount necessary to fully amortize the notes by the twentieth installment, when all remaining principal and accrued interest will be due. Each of the Convertible Debentures may be prepaid at our option at any time upon 30 days' notice to the holder. Unless prepaid by us, each Convertible Debenture also can be redeemed at the holder's option in whole or in part upon the closing of this offering (the "IPO Redemption Option"). Such redemption price would be equal to 100% of the principal amount of the Convertible Debentures to be redeemed, plus accrued interest, if any, to the date of the closing of this offering; provided, however, that the IPO Redemption Option will terminate at the close of business on the date of the closing of this offering and will be lost if not exercised by that time. The IPO Redemption Option may be exercised separately or in conjunction with the conversion right described below.

     Unless the Convertible Debenture is prepaid by us, 60% of the outstanding principal balance of each Convertible Debenture is convertible, at the option of the holder, into common stock on the date of the closing of this offering at the rate of one share of common stock for each $7.73 of principal of each Convertible Debenture (but just the 60% convertible portion thereof); provided, however, that the right to convert each Convertible Debenture will terminate at the close of business on the date of the closing of this offering and will be lost if not exercised prior to that time.

BRIDGE PROMISSORY NOTES

     In March 1999 we issued an aggregate of $3.5 million principal amount of 13% Bridge Promissory Notes. The Bridge Notes provided for interest of 13% per annum and were due and payable on March 5, 2000. Holders of an aggregate of $2.3 million principal amount of the Bridge Notes converted such Bridge Notes into shares of common stock in June 1999. In February 2000, we entered into a loan extension agreement with each holder of then outstanding Bridge Notes. This loan extension agreement: (i) increased the interest rate from 13% to 14% per annum;
(ii) extended the maturity date to the earlier of (a) March 31, 2001, (b) thirty days following the closing of our initial public offering of common stock or (c) thirty days following the closing of a private offering of our equity securities with aggregate subscriptions of at least $10 million; (iii) made prepayment optional and without penalty; and (iv) allowed conversion of the outstanding principal balance of and interest on the Bridge Notes to be converted into shares of common stock within fifteen days following the closing of our initial public offering of common stock, at a price equal to 95% of the offering price in the initial public offering. Concurrent with the execution of the loan extension agreement, we issued to each participating Bridge Noteholder a warrant to purchase 10,000 shares of common stock for each $100,000 of principal outstanding. These warrants may be exercised at any time on or prior to April 30, 2001 at an exercise price equal to 95% of the offering price in the initial public offering. In addition, the Company agreed that commencing on October 1, 2000, and for each calendar quarter thereafter, if any Bridge Note is not paid off, then the holder will receive a warrant to purchase 2,500 shares of common stock for each $100,000 of principal outstanding, which warrant would have an exercise period of one year and an exercise price of $0.02 per share.

     In June through August 1999 we issued an aggregate of $550,000 principal amount of 13% Bridge Promissory Notes. The Bridge Notes provided for interest of 13% per annum and are due and payable on July 31, 2000. We also issued warrants to purchase 65,000 shares of common stock to the purchasers of the Bridge Notes based upon the principal amounts of notes subscribed. These warrants may be exercised on or after September 1, 1999, but must be exercised on or prior to May 31, 2002, at an exercise price of $0.02 per share.

REGISTRATION RIGHTS

     Finova Warrants. The Finova Warrants contain a registration rights provision that allows Finova to request that we register all or any part of the shares of common stock issuable upon exercise of the Finova Warrants as described above (the "Finova Shares") in certain circumstances. Specifically, Finova can request that we register the Finova Shares if we propose to file a registration statement on a form suitable for a secondary offering of shares. We are required to notify Finova of our intention to file such a registration statement at least thirty days prior to such filing. If Finova requests that we register some or all of the Finova Shares, we must include the Finova Shares in such registration statement at our expense; provided, however, that if the offering being registered is underwritten and the representative of the underwriters certifies in writing that the inclusion of the Finova Shares would materially and adversely affect the sale of the securities to be sold by us in the offering, then we will be required to include in the offering only the number of Finova Shares that the underwriters determine in their sole discretion will not jeopardize the success of the offering.

     On April 5, 2000 Finova waived its rights to register shares pursuant to the registration statement that we are filing in connection with this offering and therefore no Finova Shares will be included in this offering.

     Miram International, Inc. On July 29, 1997 we entered into a registration rights agreement with Miram International, Inc., or Miram. Pursuant to this agreement, we are obligated to register 93,500 shares of common stock (the "Miram Shares") held by Miram in certain circumstances.

     Miram can request that we register the Miram Shares if we propose to file certain types of registration statements at any time after we become a reporting company under the Exchange Act. If such a request is made, we are required to use our best efforts to cause any managing underwriter of such a proposed underwritten offering to permit Miram to include the Miram Shares in the offering. However, no such registration will be required if the managing underwriter for the proposed offering determines that the inclusion of the Miram Shares could have an adverse effect on the marketability or the price of the securities otherwise included in the offer. If the contemplated registration does not involve an underwritten public offering, such determination shall be made by us in our reasonable discretion. If requested by the managing underwriter, Miram has agreed to use its best efforts not to effect any public sale or distribution of the Miram Shares within 10 days before or 90 days after the effective date of an underwritten public offering in which any Miram Shares are included. Expenses incurred in connection with the registration of the Miram Shares generally will be borne by us. These registration rights will terminate upon the earlier of the sale of all or substantially all our assets or our merger with and into another business entity or December 31, 2000.

     Cybex Computer Products Corporation. In connection with our strategic partner agreement with Cybex, we, among other things, granted certain registration rights to Cybex, and certain permitted assignees of Cybex (collectively, the "Cybex Holders"). Commencing March 1, 2001, Cybex Holders holding at least two-thirds of the shares of common stock issued or issuable upon conversion of Cybex's 500,000 shares of Series D preferred stock, may require us to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the resale of their shares. To demand such registration, Cybex Holders must request that the registration statement register the resale of at least

$5 million of common stock, with such amount being determined based on the market price of our common stock on the date of the Cybex Holders' request. We are not required to effect more than one demand registration in total.

     Additionally, Cybex Holders will have piggyback registration rights with respect to the future registration of our shares of common stock under the Securities Act. If we propose to register any shares of common stock under the Securities Act (other than on Form S-8 or Form S-4, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities which are also being registered or in an SEC Rule 145 transaction), the holders of shares having piggyback registration rights are entitled to receive notice of such registration and are entitled to include their shares in the registration.

     At any time after we become eligible to file a registration statement on Form S-3 under the Securities Act, Cybex Holders may require us to file one registration statement per 12-month period on Form S-3 with respect to their shares of common stock; provided, however, that the aggregate offering price for any such registration must be at least $3 million.

     These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear all of the expenses of all registrations described above, except underwriting discounts and commissions. In addition, we have agreed to indemnify Cybex Holders for losses they incur in connection with registrations under the strategic partner agreement.

     Private Placement of Common Stock and Warrants. In November 1997 we completed a private placement of 1,250,000 shares of common stock and 312,500 warrants to purchase shares of common stock, to various members of our management, other individuals and institutional investors. In June 1998 we completed a private placement of 742,500 shares of common stock to various members of our management, other individuals and institutional investors. Pursuant to purchase agreements executed by the holders of these securities, if we propose to register any of our common stock or other securities in connection with the public offering of such securities solely for cash, other than an initial public offering or certain other types of offerings, we shall promptly give each holder written notice of such proposed filing. Upon the timely request of each holder, we must, subject to certain exceptions, cause such securities to be registered. If such offering is underwritten, we will not be required to include any of these securities in the offering unless the holder accepts the terms of the underwriting and then only in such quantity as the underwriters determine in their sole discretion will not materially jeopardize or in any way reduce the success of the offering. Expenses incurred in connection with the registration of these securities will be borne by us. Assignment of these registration rights is permitted in certain instances. Additionally, each holder has agreed that it will not sell any of these securities until 120 days after the earlier of the effective registration of these securities or the effective date of a registration statement in which these securities could have been included. These registration rights will terminate three years after we become a public company.

     Private Placement of 13% Bridge Promissory Notes and Warrants and Series C Preferred Stock. In March 1999 we issued in a private placement approximately $3.5 million of our 13% Bridge Promissory Notes together with warrants to purchase 525,000 shares of our common stock (the "March Note Placement"). In June 1999 holders of approximately $2.3 million of the 13% Bridge Promissory Notes issued in connection with the March Note Placement converted their notes and accrued interest thereon of approximately $96,000 to 296,342 shares of common stock. In June through August 1999 we completed a private placement of $3.7 million and issued warrants for the purchase of 449,200 shares of common stock at a price of $0.02 per share. The private placement was structured as an offering of 13% Bridge Promissory Notes with an option to immediately convert to common stock at a price of $8.00 per share (the "July Note Placement"). Bridge Promissory Notes totaling $550,000 were issued, along with warrants to purchase 65,000 shares of common stock, and are due and payable in July 2000. We issued 394,063 shares of common stock, along with warrants to purchase 384,200 shares of common stock, with a total value of approximately $3.2 million. In January 2000 we completed the private placement of 1,231,450 shares of our Series C preferred stock and warrants to purchase 1,231,450 shares of our common stock. Pursuant to the note and warrant purchase agreements executed in connection with the March Note Placement, the Series C preferred stock purchase agreements and the Series C preferred stock and warrant purchase agreements, beginning January 1, 2001, the holders of at least 66 2/3% of the then outstanding shares of common stock issuable under these warrants or upon the conversion of the Series C preferred stock, as the case may be, may notify us that they desire to have such shares registered for sale to the public. Promptly following receipt of such notice and after notifying all other applicable holders of their right to participate in such offering, we will prepare and file, and use our best efforts to prosecute to effectiveness, an appropriate registration statement with the SEC which includes such securities. We may delay such registration for not longer than 180 days if our board of directors in good faith reasonably believes that the filing would materially adversely affect certain pending or proposed offerings or certain other actions. If less than $5.0 million of the common stock issuable pursuant to the note and warrant purchase agreements executed in connection with the March Note Placement or the Series C preferred stock and warrant purchase agreements or less than $10.0 million of common stock issuable upon conversion of the Series C preferred stock pursuant to the Series C preferred stock purchase agreements is to be sold in such offering, we will not be obligated to register such securities. We are obligated to make such a filing with regard to the common stock issuable pursuant to the note and warrant purchase agreements executed in connection with the March Note Placement or the Series C preferred stock and warrant purchase agreements only once, and are obligated to make such a filing with regard to the common stock issuable upon conversion of the Series C preferred stock pursuant to the Series C preferred stock purchase agreements only one time in any twelve month period and no more than three times in the aggregate, unless such registration statement is not declared effective.

     Even if the holders do not exercise these demand registration rights, once we are eligible to effect a registration of our common stock on Form S-3, the holders of the shares of common stock issuable under the warrants sold pursuant to the March Note Placement and the July Note Placement and the shares of common stock issuable upon conversion of the Series C preferred stock will have the right to request us to register such securities on Form S-3 as long as the aggregate proposed offering price of such securities is not less than $3.0 million. We are obligated to honor such a request only once during a 12 month period. If such an offering is underwritten, the holders' securities will not be included unless the holders accept the terms of the underwriting agreement. We may delay such an S-3 offering for no longer than 180 days if our board of directors in good faith reasonably believes that the filing would materially adversely affect certain pending or proposed offerings or other certain actions.

     Finally, if we propose to register any of our securities in connection with the public offering of such securities solely for cash, other than an initial public offering or certain other types of offerings, we shall promptly give each holder written notice of such proposed filing. Upon the timely request of each holder, we must, subject to certain exceptions, cause such securities to be registered.

     Expenses incurred in connection with the registration of these securities will be borne by us and assignment of these registration rights is permitted in certain instances. Additionally, each holder has agreed that if requested by us or the underwriters, it will not sell any of these securities until 180 days after the effective date of an underwritten public offering of any our shares of common stock without our prior written approval or the approval of the underwriters. If the offering is an underwritten initial public offering, such a request will not be required and the holders of the warrants or shares of common stock have agreed to execute and deliver a lock-up letter to the underwriter if requested to do so. These registration rights will terminate at the earlier of (a) two years after we become a public company in the case of common stock issuable under the warrants pursuant to the note and warrant purchase agreements executed in connection with the March Note Placement and the July Note Placement and four years after we become a public company in the case of common stock issuable under the warrants or upon conversion of the Series C preferred stock pursuant to the Series C preferred stock purchase agreements and the Series C preferred stock and warrant purchase agreements, as the case may be, or (b) such time as the holder is able to sell all of such holder's securities issued pursuant to the note and warrant purchase agreements executed in connection with the March Note Placement and the July Note Placement and the Series C preferred stock purchase agreements in a single three-month period in compliance with Rule 144 of the Securities Act.

     In connection with the purchase by each of Philips and Seligman Communications and Information Fund of 166,666 shares of Series C preferred stock in May 1999 and the purchase by Seligman of 333,333 shares of Series C preferred stock and warrants to purchase 333,333 shares of common stock in October 1999, we granted registration rights to Philips and Seligman that are substantially similar to the registration rights we granted pursuant to the March Note Placement.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     We are subject to the provisions of Section 203 of the DGCL. In general,
Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This provision could delay, discourage or prohibit transactions not approved in advance by the board of directors, such as takeover attempts that might result in a premium over the market price of the common stock.

     Our certification of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of stockholders, and that special meetings of stockholders may be called only by our Chairman of the Board, the President or the board of directors. Our certificate of incorporation does not allow for action of the stockholders to be taken by written consent. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. Our certificate of incorporation also does not allow for cumulative voting for directors or for any other purpose. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares might be able to ensure the election of one or more directors. These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over the then current prices) and may limit the ability of stockholders to remove then-current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market after this offering could cause the market price of our common stock to decline. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding 12,831,400 shares of common stock. Of these shares, the 4,000,000 shares sold in this offering (and any shares issued upon exercise of the underwriters' over-allotment option) will be freely tradable without restriction under the Securities Act, unless purchased by "affiliates" of ours as that term is defined in Rule 144 under the Securities Act. Affiliates generally include officers, directors or 10% stockholders. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below.

     The remaining 8,831,400 shares outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 under the Securities Act, which are summarized below. Sales of these shares in the public market, or the availability of such shares for sale, could cause the market price of our common stock to decline.

     Certain of our stockholders have entered into lock-up agreements generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the effective date of the registration statement filed pursuant to this offering. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until such agreements expire or are waived. Taking into account the lock-up agreements, the following shares will be eligible for sale in the public market at the following times:

     - Beginning on the effective date of the registration statement filed pursuant to this offering, only the shares sold in the offering will be immediately available for sale in the public market;

     - Beginning 180 days after the effective date, approximately 6,936,239 shares will be eligible for sale pursuant to Rules 701, 144 and 144(k), of which all but 5,907,827 shares are held by affiliates;

     - An additional 1,895,161 shares will be eligible for sale pursuant to Rule 144 on March 31, 2001.

RULE 144

     Under Rule 144, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, which includes the holding period of any prior owner other than an affiliate, would generally be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the outstanding shares of our common stock then outstanding, which will equal approximately 128,314 shares immediately after this offering; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about Mobility.

RULE 144(k)

     Under Rule 144(k), a person who was not an affiliate of Mobility at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, which includes the holding period of any prior owner except an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     In general, under Rule 701, any of our employees, consultants or advisors, other than affiliates, who purchases or receives shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell these shares beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its holding period requirements.

REGISTRATION RIGHTS

     Upon completion of this offering, the holders of 6,990,672 shares of common stock or securities convertible into common stock will be entitled to registration rights with respect to these shares under the Securities Act. When these shares are registered under the Securities Act they will be freely tradable unless held by affiliates.

STOCK OPTIONS

     In addition, we intend to file a registration statement under the Securities Act as promptly as possible upon the completion of this offering to register 1,250,000 shares of common stock issued or to be issued pursuant to our employee benefit plans or upon exercise of non-plan options. As a result, any options or rights exercised under the 1996 Plan after the effectiveness of the registration statement will be available for sale in the public market 180 days after the effective date of this offering upon the expiration of lock-up agreements. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc. and Banc of America Securities LLC, have severally agreed to purchase from us the following respective numbers of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Deutsche Bank Securities Inc. ..............................     1,920,000
Banc of America Securities LLC..............................     1,280,000
Bear, Stearns & Co. Inc. ...................................        75,000
Chase H&Q...................................................        75,000
CIBC World Markets Corp. ...................................        75,000
FleetBoston Robertson Stephens Inc. ........................        75,000
Advest, Inc. ...............................................        50,000
George K. Baum & Company....................................        50,000
Chatsworth Securities LLC...................................        50,000
FAC/Equities................................................        50,000
First Security Van Kasper...................................        50,000
C.L. King & Associates, Inc. ...............................        50,000
Pennsylvania Merchant Group.................................        50,000
Raymond James & Associates, Inc. ...........................        50,000
SunTrust Equitable Securities Corporation...................        50,000
Wedbush Morgan Securities Inc. .............................        50,000
                                                                 ---------
          Total.............................................     4,000,000
                                                                 =========

     The underwriting agreement provides that the obligations of the underwriters to purchase the common stock is subject to the terms and conditions set forth in the underwriting agreement. The underwriting agreement requires the underwriters to purchase all of the shares of the common stock offered by this prospectus, if any are purchased. The shares of common stock offered by the underwriters pursuant to this prospectus are subject to prior sale, when, as and if delivered to and accepted by the underwriters, and subject to the underwriters' right to reject any order in whole or in part.

     We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the initial public offering price of $12.00 per share and to certain dealers at a price that represents a concession not in excess of $0.50 per share. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. The underwriters may change the public offering price after the common stock is released for sale to the public.

     The underwriters may sell more shares than the total number set forth in the table above. To cover these sales, we have granted the underwriters an option to purchase up to an aggregate of 600,000 additional shares of common stock at the initial public offering price, less the underwriting discounts and commissions. The underwriters may exercise this option at any time within 30 days after the date of this prospectus only to cover these sales. To the extent the underwriters exercise this option, each of the underwriters will purchase shares in approximately the same proportion as the number of shares of common stock to be purchased by it shown in the above table bears to 4,000,000 and we will be obligated, pursuant to the option, to sell those shares to the underwriters. If purchased, the underwriters will offer the additional shares on the same terms as those on which the 4,000,000 shares are being offered. If the underwriters exercise their over-allotment option in full, the total public offering price will be $55,200,000, the total underwriting discount will be $3,864,000 and the total proceeds to us will be $51,336,000.

     The following table shows the per share and total offering expenses and underwriting discounts and commissions we will pay. This information is presented assuming either no exercise or full exercise by the underwriters of the over-allotment option.

                                                PER SHARE                           TOTAL
                                     -------------------------------   -------------------------------
                                        WITHOUT            WITH           WITHOUT            WITH
                                     OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                     --------------   --------------   --------------   --------------
Underwriting discounts and
  commissions to be paid by us.....      $0.84            $0.84          $3,360,000       $3,864,000
Expenses payable by us.............      $0.38            $0.33          $1,532,855       $1,532,855

     Bank of America, N.A., an affiliate of Banc of America Securities LLC, is our primary lender. We intend to use a portion of the proceeds from this offering to repay certain amounts outstanding under our loans from Bank of America, N.A.

     Because affiliates of Banc of America Securities LLC may receive in excess of 10% of the proceeds in the offering, the offering is being conducted in accordance with Rule 2710(c)(8) and 2720 of the NASD Conduct Rules. These rules require that the initial public offering price may be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. Deutsche Bank Securities Inc. is serving in that capacity and has conducted due diligence and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part. The initial public offering price is not higher than the price recommended by Deutsche Bank Securities Inc.

     Mr. Christopher Y. Pelgrift, a managing director of Banc of America Securities LLC, holds 5,000 shares of Series C preferred stock and 5,000 shares of common stock which are considered to be compensation in connection with this offering and are subject to a lock-up agreement under which he agrees not to transfer or otherwise dispose of, directly or indirectly, any shares of common stock or Series C preferred stock, or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of one year after the effective date of the registration statement filed pursuant to this offering.

     We have agreed to indemnify the underwriters with respect to certain liabilities, including liabilities under the Securities Act.

     To facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thereby creating a short position in the underwriters' account. A short position results when an underwriter sells more shares of common stock than such underwriter is committed to purchase. Additionally, to cover over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and, if they do, they may discontinue doing so at any time. The underwriters also may reclaim selling concessions allowed to an underwriter or dealer, if the underwriters repurchase shares distributed by such underwriter or dealer. These stabilizing and other transactions may cause the price of our common stock to be higher than it otherwise would be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     We and our executive officers and directors and certain of our stockholders, including all stockholders beneficially owning, individually, at least one percent of our common stock prior to the offering, have agreed subject to limited exceptions, without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days after the effective date of the registration statement filed pursuant to this offering, not to, directly or indirectly, offer, sell, purchase or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock, request the filing of any registration statement or enter into any hedging transaction with respect to any shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock or enter into any swap or other agreement that transfers the economic consequence of ownership of such securities. The foregoing restrictions generally apply to all shares that a stockholder beneficially owns or over which a stockholder has the power of disposition at, and subsequent to, the time such stockholder executes a lock-up agreement with Deutsche Bank Securities Inc.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,532,855.

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 300,000 shares for our employees, relatives of our employees and directors and vendors and customers. The number of shares of common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Generally, reserved shares purchased by persons or entities subject to the 180-day lock-up period referred to above will also be locked up for 180 days. Reserved shares will not otherwise be subject to a lock-up period, except as may be required by the Conduct Rules of the National Association of Securities Dealers. These rules require that some purchasers of reserved shares be subject to a three-month lock-up period if they are affiliated with or associated with NASD members or if they or members of their immediate families hold senior positions at financial institutions.

     Our common stock has been approved for listing on the Nasdaq National Market under the symbol "MOBE."

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiation among us and the representatives of the underwriters. Among the factors considered in determining the public offering price were:

     - prevailing market conditions;

     - our results of operations in recent periods;

     - the present stage of our development;

     - the market capitalizations and stages of development of other companies which we and the representatives of the underwriters believe to be comparable to us; and

     - estimates of our business potential.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

     The validity of the common stock offered hereby will be passed upon for Mobility by Jackson Walker L.L.P., Dallas, Texas. Richard F. Dahlson, a partner of Jackson Walker, is Secretary of Mobility. Willkie Farr & Gallagher, New York, New York, is acting as counsel for the underwriters in connection with selected legal maters related to the shares of common stock offered by this prospectus. As of the date of this prospectus, Mr. Dahlson owns 164,452 shares of common stock, warrants to purchase an additional 4,139 shares of common stock and 21,666 shares of Series C preferred stock, which will convert into 14,948 shares of our common stock upon completion of this offering.

                                    EXPERTS

     The consolidated financial statements of Mobility Electronics, Inc. and subsidiaries as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999, have been included herein and in the registration statement filed in connection with this offering in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                    ADDITIONAL INFORMATION AVAILABLE TO YOU

     We have filed with the SEC a registration statement on Form S-1 with respect to the common stock in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Mobility and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at www.sec.gov.

     Upon completion of this offering, Mobility will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the web site of the SEC referred to above.

                      (This page intentionally left blank)

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Condensed Consolidated Financial Statements:
  Condensed Consolidated Balance Sheets as of December 31,
     1999 and March 31, 2000 (unaudited)....................    F-2
  Condensed Consolidated Statements of Operations for the
     three months ended March 31, 1999 (unaudited) and 2000
     (unaudited)............................................    F-3
  Condensed Consolidated Statement of Stockholders' Equity
     for the three months ended March 31, 2000
     (unaudited)............................................    F-4
  Condensed Consolidated Statements of Cash Flows for the
     three months ended March 31, 1999 (unaudited) and 2000
     (unaudited)............................................    F-5
  Notes to Condensed Consolidated Financial Statements......    F-6
Independent Auditors' Report................................   F-10

Consolidated Financial Statements:
  Consolidated Balance Sheets as of December 31, 1998 and
     1999...................................................   F-11
  Consolidated Statements of Operations for the years ended
     December 31, 1997, 1998 and 1999.......................   F-12
  Consolidated Statements of Stockholders' Equity
     (Deficiency) and Comprehensive Income (Loss) for the
     years ended December 31, 1997, 1998 and 1999...........   F-13
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1997, 1998 and 1999.......................   F-14
  Notes to Consolidated Financial Statements................   F-15

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                   PRO FORMA
                                                     DECEMBER 31,    MARCH 31,     MARCH 31,
                                                         1999          2000          2000
                                                     ------------   -----------   -----------
                                                                    (UNAUDITED)   (UNAUDITED)
Current assets:
  Cash and cash equivalents........................  $ 4,792,313      6,317,537     6,317,537
  Accounts receivable, net.........................    2,992,014      4,369,572     4,369,572
  Inventories......................................    1,554,016      2,021,360     2,021,360
  Prepaid expenses and other current assets........      682,728      1,034,403     1,034,403
                                                     -----------    -----------   -----------
          Total current assets.....................   10,021,071     13,742,872    13,742,872
                                                     -----------    -----------   -----------
Property and equipment, net........................    1,916,891      1,887,159     1,887,159
Other assets, net..................................    2,961,375      2,449,079     2,449,079
                                                     -----------    -----------   -----------
                                                     $14,899,337     18,079,110    18,079,110
                                                     ===========    ===========   ===========
                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Lines of credit..................................  $        --      1,866,074     1,866,074
  Accounts payable.................................    2,298,946      3,523,205     3,523,205
  Accrued expenses and other current liabilities...    1,109,771      1,224,135     1,224,135
  Notes payable....................................           --      2,685,042     2,685,042
  Current installments of long-term debt...........      993,138        123,981       123,981
  Current installments of capital lease
     obligations...................................      136,326         90,491        90,491
                                                     -----------    -----------   -----------
          Total current liabilities................    4,538,181      9,512,928     9,512,928
                                                     -----------    -----------   -----------
Lines of credit....................................    2,728,538             --            --
Long-term debt, less current installments..........    5,285,750      3,406,000     3,406,000
Capital lease obligations, less current
installments.......................................       36,636         23,647        23,647
                                                     -----------    -----------   -----------
          Total liabilities........................   12,589,105     12,942,575    12,942,575
                                                     -----------    -----------   -----------
Stockholders' equity:
  Convertible preferred stock -- Series C, $.01 par
     value; authorized 15,000,000 shares; 2,399,102
     and 2,447,808 shares issued and outstanding at
     December 31, 1999 and March 31, 2000
     (unaudited), respectively.....................       23,991         24,478        24,478
  Convertible preferred stock -- Series D, $.01 par
     value; authorized 500,000 shares, 500,000
     shares issued and outstanding at March 31,
     2000 (unaudited)..............................           --          5,000            --
  Common stock, $.01 par value; authorized
     90,000,000 shares; 5,978,679 and 6,698,119
     shares issued and outstanding at December 31,
     1999 and March 31, 2000 (unaudited),
     respectively; 7,136,714 shares issued and
     outstanding pro forma.........................       59,787         66,981        71,367
  Additional paid-in capital.......................   51,719,778     57,129,997    57,130,611
  Accumulated deficit..............................  (46,659,488)   (49,541,832)  (49,541,832)
  Stock subscription and deferred compensation.....   (2,833,836)    (2,548,089)   (2,548,089)
                                                     -----------    -----------   -----------
          Total stockholders' equity...............    2,310,232      5,136,535     5,136,535
                                                     -----------    -----------   -----------
                                                     $14,899,337     18,079,110    18,079,110
                                                     ===========    ===========   ===========

     See accompanying notes to condensed consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 THREE MONTHS ENDED
                                                                     MARCH 31,
                                                              ------------------------
                                                                 1999          2000
                                                              -----------   ----------
                                                                    (UNAUDITED)
Net sales...................................................  $ 3,227,784    5,002,005
Cost of sales...............................................    2,794,875    3,607,286
                                                              -----------   ----------
     Gross profit...........................................      432,909    1,394,719
                                                              -----------   ----------
Operating expenses:
  General and administrative................................      829,097    1,255,380
  Research and development..................................    1,072,484      950,657
  Marketing and sales.......................................    1,554,167    1,144,301
                                                              -----------   ----------
          Total operating expenses..........................    3,455,748    3,350,338
                                                              -----------   ----------
          Loss from operations..............................   (3,022,839)  (1,955,619)
Other income (expense):
  Interest expense..........................................     (642,195)    (986,734)
  Interest income...........................................       14,633       57,799
  Other, net................................................          472        2,210
                                                              -----------   ----------
          Loss before provision for income taxes............   (3,649,929)  (2,882,344)
Provision for income taxes..................................           --           --
                                                              -----------   ----------
          Net loss..........................................   (3,649,929)  (2,882,344)
Beneficial conversion costs of preferred stock..............           --      (48,663)
                                                              -----------   ----------
Net loss attributable to common stockholders................  $(3,649,929)  (2,931,007)
                                                              ===========   ==========
Net loss per share:
  Basic and diluted.........................................  $     (0.80)       (0.46)
                                                              ===========   ==========
Weighted average common shares outstanding:
  Basic and diluted.........................................    4,566,892    6,324,220
                                                              ===========   ==========

     See accompanying notes to condensed consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 THREE MONTHS ENDED MARCH 31, 2000 (UNAUDITED)

                                                                                                       STOCK
                                                                                                   SUBSCRIPTIONS
                                                     COMMON STOCK       ADDITIONAL                  RECEIVABLE          NET
                                      PREFERRED   -------------------    PAID-IN     ACCUMULATED   AND DEFERRED    STOCKHOLDERS'
                                        STOCK      SHARES     AMOUNT     CAPITAL       DEFICIT     COMPENSATION       EQUITY
                                      ---------   ---------   -------   ----------   -----------   -------------   -------------
Balances at December 31, 1999.......   $23,991    5,978,679   $59,787   51,719,778   (46,659,488)   (2,833,836)      2,310,232
Issuance of common stock for
  warrants exercised................        --      719,440     7,194      202,304           --             --         209,498
Issuance of Series C preferred stock
  for cash..........................       487           --        --      268,596           --             --         269,083
Issuance of Series D preferred stock
  for cash..........................     5,000           --        --    4,726,276           --             --       4,731,276
Issuance of warrants................        --           --        --      213,043           --             --         213,043
Amortization of deferred
  compensation......................        --           --        --           --           --        285,747         285,747
Net loss............................        --           --        --           --   (2,882,344)            --      (2,882,344)
                                       -------    ---------   -------   ----------   -----------    ----------      ----------
Balances at March 31, 2000..........   $29,478    6,698,119   $66,981   57,129,997   (49,541,832)   (2,548,089)      5,136,535
                                       =======    =========   =======   ==========   ===========    ==========      ==========

     See accompanying notes to condensed consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                 1999          2000
                                                              -----------   -----------
                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $(3,649,929)   (2,882,344)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Provision for accounts receivable......................       30,000        30,000
     Provision for obsolete inventory.......................       15,000         5,000
     Depreciation and amortization..........................      163,711       179,354
     Amortization on deferred loan costs....................      354,815       710,081
     Amortization of deferred compensation..................           --       307,927
     Changes in operating assets and liabilities:
       Accounts receivable..................................     (542,014)     (514,929)
       Inventories..........................................    1,182,347      (472,345)
       Prepaid expenses and other assets....................      372,115      (388,328)
       Accounts payable.....................................   (1,060,766)      331,630
       Accrued expenses and other current liabilities.......      (62,398)      274,407
                                                              -----------   -----------
          Net cash used in operating activities.............   (3,197,119)   (2,419,547)
                                                              -----------   -----------
Cash flows from investing activities:
  Purchase of property and equipment........................     (411,027)     (119,891)
                                                              -----------   -----------
          Net cash used in investing activities.............     (411,027)     (119,891)
                                                              -----------   -----------
Cash flows from financing activities:
  Cash received from issuance of note payable...............    3,500,000            --
  Repayment of lines of credit..............................     (420,000)     (862,465)
  Repayment of note payable.................................           --      (166,667)
  Repayment of long-term debt and capital lease
     obligations............................................      (55,762)     (116,063)
  Net proceeds from issuance of preferred stock.............    1,052,518     5,000,359
  Proceeds from exercise of warrants........................      173,878       209,498
                                                              -----------   -----------
          Net cash provided by financing activities.........    4,250,634     4,064,662
                                                              -----------   -----------
          Net increase in cash and cash equivalents.........      642,488     1,525,224
Cash and cash equivalents, beginning of period..............    2,432,703     4,792,313
                                                              -----------   -----------
Cash and cash equivalents, end of period....................  $ 3,075,191     6,317,537
                                                              ===========   ===========

     See accompanying notes to condensed consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (UNAUDITED)
                   THREE MONTHS ENDED MARCH 31, 1999 AND 2000

(1) BASIS OF PRESENTATION

     The condensed consolidated financial statements include the accounts of Mobility Electronics, Inc. (Mobility or the Company) formerly known as Electronics Accessory Specialists International, Inc. and its wholly owned subsidiary, Mobility Electronics, L.L.C., including its three operating subsidiaries, up to October 1999, being the date of the sale of the subsidiary. All significant intercompany balances and transactions have been eliminated.

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles, pursuant to rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying condensed consolidated financial statements include all adjustments that are necessary for a fair presentation of the results for the interim periods presented. Certain information and footnote disclosures have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements and notes thereto should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's audited consolidated financial statements as of and for the year ended December 31, 1999. Results of operations in interim periods are not necessarily indicative of results to be expected for a full year.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Net Loss Per Common Share

     Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted to common stock or resulted in the issuance of common stock that then shared in the earnings or loss of the Company.

  (b) Unaudited Interim Financial Information

     The unaudited interim financial statements as of and for the three months ended March 31, 1999 and 2000, reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations, and cash flows as of and for the periods presented. The results of the interim periods presented are not necessarily indicative of results to be expected for the full year.

(3) STOCKHOLDERS' DEFICIENCY

  (a) Preferred Stock

     On March 6, 2000, the Company signed a Strategic Partner Agreement with Cybex Computer Products Corporation (Cybex). The Company and Cybex have agreed to license certain technology to each other and the Company has agreed to sell certain of its products to Cybex on a private label basis. In conjunction with this agreement, the Company sold Cybex 500,000 shares of $0.01 par value Series D preferred stock for $5,000,000, or $10.00 per share. The Series D preferred stockholders have voting rights consistent with common stockholders and have liquidation preference over common stockholders but subordinate to Series C preferred stockholders. The Series D preferred stock is convertible into shares of common stock. On March 1, 2002, each share of Series D preferred stock will convert automatically into

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

a number of shares of common stock determined by dividing $10.00 by the offering price per share used in the last round of equity private placement financing prior to March 1, 2002; provided, however, immediately prior to the consummation of a public offering, each share of Series D preferred stock will convert automatically into the number of shares of common stock determined by dividing $10.00 by 95% of the offering price per share of the common stock used in the offering. In the event of liquidation or dissolution, the holders of Series D preferred stock will be entitled to receive the amount they paid for their stock, plus accrued and unpaid dividends out of assets legally available for such payments after the holders of Series C preferred stock have received their preferential payments, but prior to the time other holders of our securities will be entitled to any payments. The Company is prohibited from paying any cash dividends on common stock while any shares of Series D preferred stock remain outstanding without the consent of the Series D stockholders.

     During January 2000, the Company completed a Private Placement and issued 48,706 shares of Series C preferred stock at $6.00 per share for total gross proceeds of $292,240. In conjunction with this Private Placement, the Company issued a warrant for each share of Series C preferred stock to purchase two shares of common stock. The total warrants issued of 48,706 are exercisable at $0.02 per common stock share and expire October 1, 2002.

     At the date of issuance of the Series C shares, a non-cash beneficial conversion adjustment of $48,663, which represents a 17% discount to the fair value of the common stock at the date of issuance, has been recorded in the 2000 consolidated financial statements as an increase and decrease to additional paid-in capital.

     The Series C preferred stock is convertible into shares of common stock. The rate of conversion is 1-to-0.68995 as of March 31, 2000. The initial conversion rate was one for one, but was subject to change if certain events occur. Generally, the conversion rate will be adjusted if the Company issues any non-cash dividends on outstanding securities, splits its securities or otherwise effects a change to the number of its outstanding securities. The conversion rate will also be adjusted if the Company issues additional securities at a price that is less than the price that the Series C preferred stockholders paid for their shares. Such adjustments will be made according to certain formulas that are designed to prevent dilution of the Series C preferred stock. The Series C preferred stock can be converted at any time at the option of the holder, and will convert automatically, immediately prior to the consummation of a firm commitment underwritten public offering of common stock pursuant to a registration statement filed with the SEC having a per share price equal to or greater than $24.00 per share and a total gross offering amount of not less than $15.0 million.

     The Company may not pay any cash dividends on its common stock while any Series C preferred stock remain outstanding without the consent of the Series C preferred stockholders. Holders of shares of Series C preferred stock are entitled to vote on all matters submitted for a vote of the holders of common stock. Holders will be entitled to one vote for each share of common stock into which one share of Series C preferred stock could then be converted. In the event of liquidation or dissolution, the holders of Series C preferred stock will be entitled to receive the amount they paid for their stock, plus accrued and unpaid dividends out of the Company's assets legally available for such payments prior to the time other holders of securities junior to the Series C preferred stock will be entitled to any payments.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

 (b) Common Stock

     On March 10, 2000, the Company's Board of Directors authorized and on March 31, 2000 the Company's stockholders approved a 1-for-2 reverse stock split, and a post-split adjustment of the number of authorized shares of common stock to 90,000,000 shares. All share information included in the accompanying condensed consolidated financial statements has been retroactively adjusted to reflect this reverse split and post-split adjustment.

     Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the Company's stockholders. There is no right to cumulative voting for the election of directors. Holders of shares of common stock are entitled to receive dividends, if and when declared by the board of directors out of funds legally available therefor, after payment of dividends required to be paid on any outstanding shares of preferred stock. Upon liquidation, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preferences of any outstanding shares of preferred stock. Holders of shares of common stock have no conversion, redemption or preemptive rights.

(4) LONG-TERM DEBT

     On February 29, 2000, the Company amended the certain Bridge Promissory Notes to extend the maturity date of $1,225,000 of the Existing Bridge Notes and related accrued interest of approximately $160,000 from March 31, 2000 to the earlier of an initial public offering (IPO) or other equity infusion of $10,000,000 or greater, or March 31, 2001. In addition, the annual interest rate was increased to 14%. In conjunction with the extension of the maturity date, the Company issued warrants to purchase 138,502 shares of common stock valued at $213,043. The value of the warrants is charged to interest expense over the term of the related debt. The warrants are exercisable at a purchase price equal to the offering price used in the last round of equity private placement financing prior to the note maturity date of March 31, 2001, or if the Company has completed an initial public offering of common stock prior to the note maturity date, then the purchase price shall be ninety-five percent of the offering price of the initial public offering. However, if the outstanding principal balance due under these Bridge Notes are not paid by September 30, 2000, 2,500 warrants for every $100,000 of extended and outstanding principal due shall be awarded per quarter until the principal balance is paid. These warrants are exercisable for common stock at an exercise price of $0.02.

(5) LINES OF CREDIT

     On March 13, 2000, the Company entered into agreements to extend the maturity date of the lines of credit and promissory note agreements due March 31, 2000 to March 31, 2001. As part of the extension agreement, the interest rate on the $750,000 line of credit was increased from the bank's corporate base rate plus 2.5% to the bank's corporate base rate plus 3.5%.

(6) CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     Four customers accounted for 16%, 13%, 12% and 12% (unaudited) of net sales for the three months ended March 31, 1999. Three customers accounted for 29%, 22% and 11% (unaudited) of net sales for the three months ended March 31, 2000.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

(7) CONTINGENCIES AND LITIGATION

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based on consultation with legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity. Accordingly, the accompanying condensed consolidated financial statements do not include a provision for losses, if any, that might result from the ultimate disposition of these matters.

(8) NET LOSS PER SHARE

     The computation of basic and diluted net loss per share follows:

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                            ------------------------
                                                               1999          2000
                                                            -----------   ----------
Net loss..................................................  $(3,649,929)  (2,882,344)
Beneficial conversion costs of preferred stock............           --      (48,663)
                                                            -----------   ----------
Net loss attributable to common stockholders..............  $(3,649,929)  (2,931,007)
                                                            ===========   ==========
Weighted average common shares outstanding -- basic and
  diluted.................................................    4,566,892    6,324,220
                                                            ===========   ==========
Net loss per share -- basic and diluted...................  $     (0.80)       (0.46)
                                                            ===========   ==========

(9) PRO FORMA BALANCE SHEET

     The pro forma balance sheet as of March 31, 2000 gives effect to the conversion of 500,000 shares of Series D preferred stock into 438,595 shares of common stock. Immediately prior to the consummation of a public offering, each share of Series D preferred stock will convert automatically into the number of shares of common stock determined by dividing $10.00 by 95% of the offering price per share of the common stock used in the offering.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mobility Electronics, Inc.:

     We have audited the accompanying consolidated balance sheets of Mobility Electronics, Inc. and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficiency) and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mobility Electronics, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Phoenix, Arizona
March 3, 2000, except for the
  first, fourth and fifth paragraphs of Note 20, which are as of March 6, 2000, March 13, 2000 and March 10, 2000, respectively

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
                                                              -----------   -----------
Current assets:
  Cash and cash equivalents.................................  $ 2,432,703     4,792,313
  Accounts receivable, net..................................    2,796,787     2,992,014
  Inventories...............................................    3,358,025     1,554,016
  Prepaid expenses and other current assets.................      356,426       682,728
                                                              -----------   -----------
          Total current assets..............................    8,943,941    10,021,071
                                                              -----------   -----------
Property and equipment, net.................................    1,925,548     1,916,891
Other assets, net...........................................    1,865,230     2,961,375
                                                              -----------   -----------
                                                              $12,734,719    14,899,337
                                                              ===========   ===========
                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Lines of credit...........................................  $ 5,130,855            --
  Accounts payable..........................................    5,557,303     2,298,946
  Accrued expenses and other current liabilities............    1,547,167     1,109,771
  Current installments of long-term debt....................       15,250       993,138
  Current installments of capital lease obligations.........      204,314       136,326
                                                              -----------   -----------
          Total current liabilities.........................   12,454,889     4,538,181
                                                              -----------   -----------
Lines of credit.............................................           --     2,728,538
Long-term debt, less current installments...................    3,587,221     5,285,750
Capital lease obligations, less current installments........      188,972        36,636
                                                              -----------   -----------
          Total liabilities.................................   16,231,082    12,589,105
                                                              -----------   -----------
Commitments, contingencies, and subsequent events (notes 7,
  8, 12, 13, 14, 15, 17, 18, 19 and 20)
Stockholders' equity (deficiency):
  Convertible preferred stock -- Series C, $.01 par value;
     authorized 15,000,000 shares; 558,400 and 2,399,102
     issued and outstanding at
     December 31, 1998 and 1999, respectively...............        5,584        23,991
  Common stock, $.01 par value; authorized 90,000,000
     shares; 4,563,806 and 5,978,679 shares issued and
     outstanding at December 31, 1998 and 1999,
     respectively...........................................       45,638        59,787
  Additional paid-in capital................................   26,664,791    51,719,778
  Accumulated deficit.......................................  (30,202,415)  (46,659,488)
  Stock subscription and deferred compensation..............           --    (2,833,836)
  Accumulated other comprehensive income (loss) -- foreign
     currency translation adjustment........................       (9,961)           --
                                                              -----------   -----------
          Total stockholders' equity (deficiency)...........   (3,496,363)    2,310,232
                                                              -----------   -----------
                                                              $12,734,719    14,899,337
                                                              ===========   ===========

          See accompanying notes to consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            YEARS ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                        1997          1998          1999
                                                     -----------   -----------   -----------
Net sales..........................................  $12,743,984    21,072,057    13,952,010
Cost of sales......................................   13,335,273    23,529,822    11,750,705
                                                     -----------   -----------   -----------
     Gross profit (loss)...........................     (591,289)   (2,457,765)    2,201,305
                                                     -----------   -----------   -----------
Operating expenses:
  General and administrative.......................    1,907,051     4,445,731     3,651,173
  Research and development.........................    1,985,750     4,361,365     3,377,215
  Marketing and sales..............................    2,625,560     5,130,955     5,207,503
  Purchased research and development...............      965,081            --            --
                                                     -----------   -----------   -----------
          Total operating expenses.................    7,483,442    13,938,051    12,235,891
                                                     -----------   -----------   -----------
          Loss from operations.....................   (8,074,731)  (16,395,816)  (10,034,586)
Other income (expense):
  Interest expense.................................     (711,245)   (1,756,534)   (6,396,567)
  Interest income..................................       34,977       118,439       100,136
  Other, net.......................................      (24,171)        1,053      (126,056)
                                                     -----------   -----------   -----------
          Loss before provision for income taxes...   (8,775,170)  (18,032,858)  (16,457,073)
Provision for income taxes.........................           --            --            --
                                                     -----------   -----------   -----------
          Net loss.................................   (8,775,170)  (18,032,858)  (16,457,073)
Dividends declared on Series B preferred stock.....     (317,365)           --            --
Beneficial conversion costs of preferred stock.....           --            --    (1,449,541)
                                                     -----------   -----------   -----------
Net loss attributable to common stockholders.......  $(9,092,535)  (18,032,858)  (17,906,614)
                                                     ===========   ===========   ===========
Net loss per share:
  Basic and diluted................................  $     (3.45)        (4.36)        (3.59)
                                                     ===========   ===========   ===========
Weighted average common shares outstanding:
  Basic and diluted................................    2,638,577     4,135,575     4,994,283
                                                     ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY) AND COMPREHENSIVE
                                 INCOME (LOSS)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                                                      STOCK         FOREIGN
                                                    COMMON STOCK       ADDITIONAL                 SUBSCRIPTIONS    CURRENCY
                                     PREFERRED   -------------------    PAID-IN     ACCUMULATED   AND DEFERRED    TRANSLATION
                                       STOCK      SHARES     AMOUNT     CAPITAL       DEFICIT     COMPENSATION    ADJUSTMENT
                                     ---------   ---------   -------   ----------   -----------   -------------   -----------
Balances at December 31, 1996......   $    42    2,293,764   $22,938    4,554,380   (2,928,277)      (503,592)       (5,145)
Conversion of preferred stock to
  common stock as part of private
  placement........................       (21)     125,500     1,255       (1,234)          --             --            --
Redemption of preferred stock for
  cash.............................       (21)          --        --     (995,479)          --             --            --
Receipt of stock subscription
  receivable.......................        --           --        --           --           --        503,592            --
Reclassification of par value of
  common stock issued..............        --       69,059       690         (690)          --             --            --
Issuance of common stock through
  private placement................        --    1,124,500    11,245    7,849,958           --             --            --
Issuance of common stock for asset
  purchase.........................        --       55,000       550      424,450           --             --            --
Issuance of common stock for
  cash.............................        --       58,366       584      450,496           --             --            --
Issuance of warrants...............        --           --        --      669,308           --             --            --
Preferred stock dividends
  declared.........................        --           --        --           --     (317,365)            --            --
Comprehensive income (loss):
  Foreign currency translation
    adjustment.....................        --           --        --           --           --             --         1,050
  Net loss.........................        --           --        --           --   (8,775,170)            --            --
        Total comprehensive loss...
                                      -------    ---------   -------   ----------   -----------    ----------      --------
Balances at December 31, 1997......        --    3,726,189    37,262   12,951,189   (12,020,812)           --        (4,095)
Conversion of convertible
  debentures to common stock.......        --      275,721     2,757    2,125,813           --             --            --
Issuance of common stock through
  private placement................        --      742,500     7,425    7,456,950           --             --            --
Issuance of preferred stock through
  private placement................     5,584           --        --    3,348,358           --             --            --
Issuance of warrants...............        --           --        --    1,443,438           --             --            --
Repurchase of common stock.........        --           --        --           --           --             --            --
Retirement of treasury stock.......        --     (180,604)   (1,806)    (660,957)    (148,745)            --            --
Comprehensive income (loss):
  Foreign currency translation
    adjustment.....................        --           --        --           --           --             --        (5,866)
  Net loss.........................        --           --        --           --   (18,032,858)           --            --
        Total comprehensive loss...
                                      -------    ---------   -------   ----------   -----------    ----------      --------
Balances at December 31, 1998......     5,584    4,563,806    45,638   26,664,791   (30,202,415)           --        (9,961)
Conversion of convertible
  debentures to common stock.......        --      296,342     2,963    2,367,777           --             --            --
Issuance of common stock for
  cash.............................        --      394,063     3,941    3,032,772           --             --            --
Warrants exercised.................        --      681,093     6,811      183,056           --             --            --
Issuance of warrants...............        --           --        --    5,633,957           --             --            --
Issuance of preferred stock through
  private placements...............    14,573           --        --    8,070,226           --             --            --
Issuance of preferred stock for
  cash.............................     1,667           --        --      930,833           --             --            --
Issuance of preferred stock to VLSI
  (note 10)........................     1,667           --        --      998,333           --             --            --
Issuance of common stock in
  settlement agreement.............        --       38,500       385      307,615           --             --            --
Stock options granted..............        --           --        --    3,179,943           --             --            --
Issuance of common stock to
  consultant.......................        --        4,875        49       50,975           --             --            --
Preferred stock subscribed.........       500           --        --      299,500           --       (300,000)           --
Deferred compensation..............        --           --        --           --           --     (2,775,000)           --
Amortization of deferred
  compensation.....................        --           --        --           --           --        241,164            --
Comprehensive income (loss):
  Foreign currency translation
    adjustment.....................        --           --        --           --           --             --         9,961
  Net loss.........................        --           --        --           --   (16,457,073)           --            --
        Total comprehensive loss...
                                      -------    ---------   -------   ----------   -----------    ----------      --------
Balances at December 31, 1999......   $23,991    5,978,679   $59,787   51,719,778   (46,659,488)   (2,833,836)           --
                                      =======    =========   =======   ==========   ===========    ==========      ========

                                                     NET
                                                STOCKHOLDERS'
                                     TREASURY      EQUITY
                                      STOCK     (DEFICIENCY)
                                     --------   -------------
Balances at December 31, 1996......  (533,158)       607,188
Conversion of preferred stock to
  common stock as part of private
  placement........................        --             --
Redemption of preferred stock for
  cash.............................        --       (995,500)
Receipt of stock subscription
  receivable.......................        --        503,592
Reclassification of par value of
  common stock issued..............        --             --
Issuance of common stock through
  private placement................        --      7,861,203
Issuance of common stock for asset
  purchase.........................        --        425,000
Issuance of common stock for
  cash.............................        --        451,080
Issuance of warrants...............        --        669,308
Preferred stock dividends
  declared.........................        --       (317,365)
Comprehensive income (loss):
  Foreign currency translation
    adjustment.....................        --          1,050
  Net loss.........................        --     (8,775,170)
                                                 -----------
        Total comprehensive loss...               (8,774,120)
                                     --------    -----------
Balances at December 31, 1997......  (533,158)       430,386
Conversion of convertible
  debentures to common stock.......        --      2,128,570
Issuance of common stock through
  private placement................        --      7,464,375
Issuance of preferred stock through
  private placement................        --      3,353,942
Issuance of warrants...............        --      1,443,438
Repurchase of common stock.........  (278,350)      (278,350)
Retirement of treasury stock.......   811,508             --
Comprehensive income (loss):
  Foreign currency translation
    adjustment.....................        --         (5,866)
  Net loss.........................        --    (18,032,858)
                                                 -----------
        Total comprehensive loss...              (18,038,724)
                                     --------    -----------
Balances at December 31, 1998......        --     (3,496,363)
Conversion of convertible
  debentures to common stock.......        --      2,370,740
Issuance of common stock for
  cash.............................        --      3,036,713
Warrants exercised.................        --        189,867
Issuance of warrants...............        --      5,633,957
Issuance of preferred stock through
  private placements...............        --      8,084,799
Issuance of preferred stock for
  cash.............................        --        932,500
Issuance of preferred stock to VLSI
  (note 10)........................        --      1,000,000
Issuance of common stock in
  settlement agreement.............        --        308,000
Stock options granted..............        --      3,179,943
Issuance of common stock to
  consultant.......................        --         51,024
Preferred stock subscribed.........        --             --
Deferred compensation..............        --     (2,775,000)
Amortization of deferred
  compensation.....................        --        241,164
Comprehensive income (loss):
  Foreign currency translation
    adjustment.....................        --          9,961
  Net loss.........................        --    (16,457,073)
                                                 -----------
        Total comprehensive loss...              (16,447,112)
                                     --------    -----------
Balances at December 31, 1999......        --      2,310,232
                                     ========    ===========

          See accompanying notes to consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEARS ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997          1998          1999
                                                              -----------   -----------   -----------
Cash flows from operating activities:
 Net loss...................................................  $(8,775,170)  (18,032,858)  (16,457,073)
 Adjustments to reconcile net loss to net cash used in
   operating activities:
   Provisions for accounts receivable.......................      164,230       997,217       955,370
   Provision for obsolete inventory.........................      837,635     4,469,481     1,733,463
   Depreciation and amortization............................      695,952       965,086       982,156
   Amortization on deferred loan costs......................       79,762       633,398     4,839,918
   Loss on sale of assets...................................       28,537            --            --
   Loss on sale of subsidiary...............................           --            --       133,972
   Amortization of deferred compensation....................        5,000        22,000       333,442
   Purchased research and development.......................      965,081            --            --
   Expense for stock granted to consultant..................           --            --        51,024
   Changes in operating assets and liabilities, net of
     acquisition:
     Accounts receivable....................................   (1,960,503)   (1,145,534)   (1,150,597)
     Inventories............................................   (3,846,587)   (3,128,926)       70,546
     Prepaid expenses and other assets......................       59,612      (518,463)      202,260
     Accounts payable.......................................    2,518,295     1,936,508    (2,851,563)
     Accrued expenses and other current liabilities.........      333,970       866,136      (341,656)
                                                              -----------   -----------   -----------
       Net cash used in operating activities................   (8,894,186)  (12,935,955)  (11,498,738)
                                                              -----------   -----------   -----------
Cash flows from investing activities:
 Purchase of property and equipment.........................     (971,636)     (902,951)     (724,268)
 Proceeds from sale of property and equipment...............      169,597            --            --
 Purchase of patent.........................................       (3,380)           --            --
                                                              -----------   -----------   -----------
       Net cash used in investing activities................     (805,419)     (902,951)     (724,268)
                                                              -----------   -----------   -----------
Cash flows from financing activities:
 Cash received from lines of credit.........................    2,922,609     2,208,246            --
 Repayment of lines of credit...............................   (1,200,225)           --    (2,402,317)
 Borrowings under long-term debt............................    2,635,000     1,750,000     5,165,787
 Repayment of long-term debt and capital lease
   obligations..............................................      (86,664)     (436,677)     (318,907)
 Cash paid to acquire long-term debt........................     (128,287)           --            --
 Expenses related to conversion of debt into common stock...           --            --      (115,787)
 Net proceeds from issuance of preferred stock..............           --     3,353,942     9,017,299
 Cash paid to redeem preferred stock........................     (995,500)           --            --
 Proceeds from sale of common stock.........................    8,223,583     7,464,375     3,036,713
 Proceeds for exercise of warrants..........................           --            --       189,867
 Cash paid for treasury stock...............................           --      (278,350)           --
 Collection of stock subscription receivable................      503,592            --            --
 Dividends paid.............................................     (249,635)           --            --
                                                              -----------   -----------   -----------
       Net cash provided by financing activities............   11,624,473    14,061,536    14,572,655
                                                              -----------   -----------   -----------
Effects of exchange rates on cash and cash equivalents......        1,050        (5,866)        9,961
                                                              -----------   -----------   -----------
       Net increase in cash and cash equivalents............    1,925,918       216,764     2,359,610
Cash and cash equivalents, beginning of year................      290,021     2,215,939     2,432,703
                                                              -----------   -----------   -----------
Cash and cash equivalents, end of year......................  $ 2,215,939     2,432,703     4,792,313
                                                              ===========   ===========   ===========
Supplemental disclosure of cash flow information:
 Interest paid..............................................  $   601,054     1,230,890     1,223,722
                                                              ===========   ===========   ===========
Supplemental schedule of noncash investing and financing
 activities:
 Acquisition of property and equipment and assumption of
   capital lease obligations................................  $   374,461       216,215            --
                                                              ===========   ===========   ===========
 Warrants issued in connection with the execution of
   long-term debt...........................................  $   664,308     1,421,438     5,633,957
                                                              ===========   ===========   ===========
 Conversion of 2,101 shares of Series B preferred stock into
   125,500 shares of common stock...........................  $     2,489            --            --
                                                              ===========   ===========   ===========
 Conversion of preferred dividends and interest on Series B
   preferred stock to 11,088 shares of common stock.........  $    88,700            --            --
                                                              ===========   ===========   ===========
 Issuance of stock subscribed for 69,059 shares of common
   stock....................................................  $     1,381            --            --
                                                              ===========   ===========   ===========
 Stock issued in conjunction with acquisition...............  $   425,000            --            --
                                                              ===========   ===========   ===========
 Conversion of debentures and accrued interest to 275,721
   shares of common stock...................................  $        --     2,128,570            --
                                                              ===========   ===========   ===========
 Conversion of bridge loans to 296,342 shares of common
   stock....................................................  $        --            --     2,370,740
                                                              ===========   ===========   ===========
 Retirement of treasury stock...............................  $        --       811,508            --
                                                              ===========   ===========   ===========
 Issuance of 166,666 shares of Series C preferred stock for
   settlement of accounts payable and inventory purchases...  $        --            --     1,000,000
                                                              ===========   ===========   ===========
 Issuance of 38,500 shares of common stock as settlement for
   contingent purchase price................................  $        --            --       308,000
                                                              ===========   ===========   ===========
 Options issued for services................................  $        --            --     3,179,943
                                                              ===========   ===========   ===========
 Stock subscription receivable..............................  $        --            --       300,000
                                                              ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

(1) NATURE OF BUSINESS

     Mobility Electronics, Inc. (Mobility or the Company) formerly known as Electronics Accessory Specialists International, Inc. was formed on May 4, 1995. Mobility was originally formed as a limited liability corporation, however, in August 1996 the Company became a C Corporation incorporated in the State of Delaware.

     Mobility designs, develops and markets connectivity and remote PCI bus technology and products for the computer industry and a broad range of related embedded processor applications. In addition, Mobility also manufactures and/or distributes in-car and in/out DC power adapters, portable computer docking stations, port replicators, and monitor stands. Mobility distributes products in the U.S., Canada and Europe.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change include valuation of accounts receivable and inventories, impairment of intangible assets and valuation of deferred tax assets. Management believes that such estimates have been appropriately established in accordance with generally accepted accounting principles.

  (b) Principles of Consolidation

     The consolidated financial statements include the accounts of Mobility and its wholly owned subsidiary, Mobility Electronics L.L.C. including its three operating subsidiaries, up to October 1999, being the date of the sale of this subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

  (c) Cash and Cash Equivalents

     All short-term investments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash and cash equivalents include cash on hand and amounts on deposit with financial institutions.

  (d) Inventories

     Inventories consist of component parts purchased partially and fully assembled for computer accessory items. The Company has all normal risks and rewards of its inventory held by contract manufacturers. Inventories are stated at the lower of cost (first-in, first-out method) or market. Finished goods and work-in-process inventories include material, labor and overhead costs. Overhead costs are allocated to inventory manufactured in-house based upon direct labor.

  (e) Property and Equipment

     Property and equipment are stated at cost. Equipment held under capital leases is stated at the present value of future minimum lease payments. Depreciation on furniture, fixtures and equipment is provided using the straight-line method over the estimated useful lives of

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES the assets ranging from two to seven years. Tooling is capitalized at cost and is depreciated over a two-year period. Equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets.

  (f) Deferred Loan Costs

     Deferred loan costs are amortized over the term of the related debt.

  (g) Licensing Fees and Noncompete Agreement

     The cost of licensing fees and a noncompete agreement are included in other assets and amortized on a straight-line basis over their estimated economic lives of two to five years.

  (h) Goodwill

     Goodwill, which is included in other assets, represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over five years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

  (i) Impairment of Long-Lived Assets

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (j) Revenue Recognition

     Revenue from product sales is recognized upon shipment and transfer of ownership from the Company or contract manufacturer to the customer. Provisions for returns and credits are provided for in the same period the related sales are recorded.

  (k) Warranty Reserve

     The Company provides limited warranties on certain of its products for periods generally not exceeding three years. The Company accrues warranty costs for potential product liability and warranty claims based on the Company's claim experience. The Company's warranty accrual was $50,000, $174,071 and $294,071 as of December 31, 1997, 1998 and 1999, respectively.

  (l) Income Taxes

     The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (m) Net Loss Per Common Share

     Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted to common stock or resulted in the issuance of common stock that then shared in the earnings or loss of the Company.

  (n) Employee Stock Options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options and to adopt the "disclosure only" alternative treatment under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). SFAS 123 requires the use of fair value option valuation models that were not developed for use in valuing employee stock options. Under SFAS No. 123, deferred compensation is recorded for the excess of the fair value of the stock on the date of the option grant, over the exercise price of the option. The deferred compensation is amortized over the vesting period of the option.

  (o) Fair Value of Financial Instruments

     The fair value of accounts receivable, accounts payable, and accrued expenses approximates the carrying value due to the short-term nature of these instruments. Management has estimated that the fair values of the line of credit and notes payable approximate the current balances outstanding, based on currently available rates for debt with similar terms.

  (p) Research and Development

     The cost of research and development is charged to expense as incurred.

  (q) Foreign Currency Translation

     The financial statements of the Company's foreign subsidiary are measured using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded as comprehensive income (loss), a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in consolidated net loss for the years ended December 31, 1997, 1998 and 1999. These foreign currency transaction gains and losses were not considered material and thus, are not separately disclosed on the face of the accompanying consolidated statements of operations.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

  (r) Segment Reporting

     The Company has only one operating business segment, the sale of peripheral computer equipment.

  (s) Comprehensive Loss

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No.
130) which became effective for the Company January 1, 1998. SFAS No. 130 established standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. The Company adopted the provisions of SFAS No. 130 in 1998. Financial statements presented for earlier periods have been reclassified in accordance with the requirements of SFAS No. 130.

  (t) Reclassification

     Certain amounts included in the 1997 and 1998 consolidated financial statements have been reclassified to conform to the 1999 financial statement presentation.

(3) ACQUISITION AND SALE

  (a) Acquisition

     On July 29, 1997, the Company acquired certain assets and assumed certain liabilities approximating $565,000 of Miram International, Inc. (Miram), a manufacturer of docking stations, in exchange for 55,000 shares of common stock valued at $425,000, with further consideration payable in future periods, contingent upon product sales revenue during these periods. The Company purchased Miram to gain access to and control of their in-process universal docking technology. Miram had not established technological feasibility of its docking technology. Based upon the determination that the in-process technology had not yet reached technological feasibility and had no future alternative uses, the Company wrote off $965,000 of in-process research and development in 1997. The transaction was accounted for in accordance with the purchase method of accounting. During May 1999, the Company issued an additional 38,500 shares of common stock valued at $308,000 to settle and eliminate any contingent future consideration. The Company had no sales relating to the Miram docking technology. This amount has been recorded as a component of general and administrative expense for 1999 and no additional payments to the seller will be required.

  (b) Sale of Mobility Electronics LLC

     On October 1, 1999, the Company sold its European subsidiary (Mobility Electronics LLC, which maintained offices in the United Kingdom and France, and offices and a warehouse/ distribution center in Germany through its three operating subsidiaries, Mobility Electronics (U.K.), Mobility Electronics GMBH and Mobility Electronics SARL). The stated value of net assets of approximately $134,000 was sold for nominal consideration resulting in a loss on sale of the subsidiary of approximately $134,000, which is recorded as a component of other loss for 1999.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

(4) INVENTORIES

     Inventories consist of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1998        1999
                                                              ----------   ---------
Raw materials...............................................  $5,564,935   2,381,921
Work-in-process.............................................     175,185      16,344
Finished goods..............................................   3,111,530   1,105,750
                                                              ----------   ---------
                                                               8,851,650   3,504,015
Less reserve for obsolete inventories.......................   5,493,625   1,950,000
                                                              ----------   ---------
                                                              $3,358,025   1,554,015
                                                              ==========   =========

(5) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1998        1999
                                                              ----------   ---------
Furniture and fixtures......................................  $  173,631     135,480
Store, warehouse and related equipment......................     383,121     364,382
Computer equipment..........................................     687,418     672,102
Capital lease assets........................................     590,676     581,641
Tooling.....................................................   1,563,396   2,209,813
Leasehold improvements......................................      63,239      63,239
                                                              ----------   ---------
                                                               3,461,481   4,026,657
Less accumulated depreciation and amortization..............   1,535,933   2,109,766
                                                              ----------   ---------
          Property and equipment, net.......................  $1,925,548   1,916,891
                                                              ==========   =========

     Capital lease assets consist of computers and furniture and fixtures.

(6) OTHER ASSETS

     Other assets consist of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1998        1999
                                                              ----------   ---------
Deferred loan costs.........................................  $2,275,344   5,162,389
Deferred compensation expense...............................          --     404,943
Goodwill....................................................     200,000     200,000
Patents and trademarks......................................      68,321     126,871
Restricted cash.............................................          --     225,000
Other.......................................................     103,309      92,238
                                                              ----------   ---------
                                                               2,646,974   6,211,441
Less accumulated amortization...............................     781,744   3,250,066
                                                              ----------   ---------
          Net other assets..................................  $1,865,230   2,961,375
                                                              ==========   =========

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

(7) LINES OF CREDIT

     On May 6, 1998, the Company entered into a $1,500,000 line of credit with a bank. The line bears interest at the bank's corporate base rate plus 1.5% (9.25% at December 31, 1998), payable monthly, with final payment of interest and principal on May 6, 1999. The line of credit is secured by the Company's accounts receivable, inventory, and property and equipment. At December 31, 1998, $792,801 was outstanding under this line of credit. On May 6, 1999, the Company extended the maturity date of this line of credit to August 1999. In August 1999, the maturity date was further extended to October 30, 1999 and the amount available under the line was reduced from $1,500,000 to $750,000. On October 31, 1999, the maturity date was extended to March 31, 2000 and the interest rate payable on the line increased to the bank's corporate base rate plus 2.5%. On March 13, 2000, the bank agreed to extend the maturity date of this line of credit to March 31, 2001 and increased the interest rate payable on the line to the bank's corporate base rate plus 3.5% (12% at December 31, 1999). At December 31, 1999, $466,082 was outstanding under this line of credit.

     On July 21, 1998, the Company entered into a line of credit with the same bank under which the Company may borrow up to the lesser of $4,500,000 or the sum of 80% of the aggregate amounts of accounts receivable, 60% of the aggregate amount of finished goods inventory and 40% of the aggregate amount of raw materials inventory. The interest rate on amounts borrowed under the line of credit is the bank's corporate base rate plus 1.5% (9.25% at December 31, 1998) per annum, payable monthly. The line is secured by the Company's accounts receivable, inventory, and property and equipment. At December 31, 1998, $4,338,054 was outstanding under this line of credit. This line of credit is guaranteed by certain stockholders of the Company. The line matured August 31, 1999.

     On November 2, 1999, the Company approved the amended and restated business loan agreement. Pursuant to the terms of this agreement, the outstanding principal balance of the previously described $4,500,000 note was reduced to $2,852,054 and then replaced by a revolving line of credit promissory note in the face amount of $3,000,000. The interest rate on amounts borrowed under this promissory note is 2.5% plus the bank's corporate base rate per annum (11% at December 31, 1999), payable monthly and remaining principal and interest due March 31, 2000. On March 13, 2000, the Company extended the maturity date of this line of credit to March 31, 2001. At December 31, 1999, $2,262,456 was outstanding under this line of credit.

     The Company's loan agreements contain restrictive debt covenants some of which include restrictions on officers' salaries, prohibition on payment of dividends, purchase of fixed assets and maintenance of financial ratios. The Company was in violation of certain restrictive debt covenants with respect to the lines of credit and business loan agreements (note 8) as of December 31, 1998 and through 1999 which have been subsequently waived.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

(8) LONG-TERM DEBT

     Long term debt consists of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1998        1999
                                                              ----------   ---------
Notes payable...............................................  $3,507,471   4,424,138
Convertible debentures......................................      95,000      79,750
Bridge notes................................................          --   1,775,000
                                                              ----------   ---------
                                                               3,602,471   6,278,888
Less current installments...................................      15,250     993,138
                                                              ----------   ---------
Long-term debt, excluding current installments..............  $3,587,221   5,285,750
                                                              ==========   =========

     During 1996 and 1997, the Company had issued $2,161,122 in aggregate principal amount of Convertible Debentures (the "Debentures"), of which 60% of the outstanding balance is convertible at the option of the holder into common stock on or before the closing date of an Initial Public Offering of the Company. The conversion price is equal to $7.73 per share. At December 31, 1997, none of the Debentures had been converted. The annual interest rate on the debentures is 12%. In December 1998, the Company amended the conversion term of the debentures to allow the holders of the debentures to convert 100% (versus 60%) of the debentures to common stock. As a result, $2,066,122 of the Debentures and related accrued interest of $62,448 were converted into 275,721 shares of common stock at a conversion price of approximately $7.73 during 1998. The December 31, 1998 principal balance totaling $95,000 on the remaining Debentures are due in quarterly installments of $3,813 plus interest, with any unpaid principal and interest due at maturity dates ranging from October 2003 to May 2004. At December 31, 1998 and 1999, $95,000 and $79,750 was outstanding under these debentures, respectively.

     On June 24, 1997, the Company signed a five-year promissory note with a financial institution for $1,600,000. The interest rate is 13.5% per annum, payable monthly with final payment due June 23, 2002. The note is secured by the Company's inventory, property and equipment, and intangible assets. At December 31, 1998 and 1999, $1,600,000 was outstanding under this promissory note.

     On March 25, 1998, the Company signed a promissory note with a financial institution for $1,750,000. The interest rate is 13.5% per annum, payable monthly, with final payment due June 23, 2002. The note is secured by the Company's inventory, property and equipment, and intangible assets. At December 31, 1998 and 1999, $1,750,000 was outstanding under this promissory note.

     In July 1997, the Company acquired certain assets by executing a $400,000 promissory note payable. The note accrues interest at 8% annually with quarterly payments of $54,604 including interest that began on October 1, 1997 and continue through July 1, 1999. The note is secured by a patent application and other related patents. On May 21, 1999, the Company entered into a Settlement Agreement, which extended the repayment date with principal and accrued interest due and payable in equal installments on January 31, April 30 and July 31, 2000. At December 31, 1998 and 1999, $157,471 was outstanding under this promissory note.

     On November 2, 1999, the Company signed new promissory notes with a bank with face values of $1,500,000, $150,000 and $75,000 with interest rate on amounts borrowed under these promissory notes ranging from 2.5% to 3.5% plus the bank's corporate base rate per annum. The $1,500,000 promissory note is payable in monthly payments of principal of

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

$83,333 and accrued interest, with $500,000 due at signing and any unpaid principal and interest due March 31, 2000. On March 13, 2000, the bank agreed to extend the maturity date of this promissory note to March 31, 2001. At December 31, 1999, $916,667 was outstanding under this promissory note. The $150,000 and $75,000 promissory notes, which are secured by certificate of deposits, are payable in monthly interest payments, with unpaid principal and interest due September 15, 2000. At December 31, 1999, $150,000 and $75,000 were available under these promissory notes.

     During March 1999, the Company issued $3.5 million of 13% Bridge Promissory Notes (the "Existing Bridge Notes") with interest at a rate of 13% per annum and due and payable March 5, 2000. For each $100,000 of Existing Bridge Notes subscribed, each subscriber received a warrant to purchase 15,000 shares of Common Stock at an exercise price of $0.02 per share. This resulted in the issuance of warrants to purchase 525,000 shares of common stock valued at $4,200,000. The warrants are exercisable at any time after July 1, 1999 but on or prior to March 5, 2002, and have certain registration rights. In May 1999, the Company provided holders of the Existing Bridge Notes the right to convert the principal and interest of such notes to common stock at a price of $8.00 per share, provided such conversion was made by June 30, 1999. As of December 31, 1999, $2,275,000 of the Existing Bridge Notes and $95,740 of related accrued interest was converted into 296,342 shares of common stock. At December 31, 1999, $1,225,000 was outstanding under these Existing Bridge Notes. On February 29, 2000, the Company extended the maturity date of the Existing Bridge Notes and related accrued interest of approximately $160,000 to March 31, 2001 and increased the interest rate to 14% per annum (note 20). In conjunction with the extension of the maturity date, the Company issued warrants to purchase 138,502 shares of common stock. The warrants are exercisable at a purchase price equal to the offering price used in the last round of equity private placement financing prior to the note maturity date or if the Company has completed an initial public offering of common stock prior to the note maturity date, then the purchase price shall be ninety-five percent of the offering price of the initial public offering.

     In June through August 1999, the Company completed a Private Placement of $3.7 million and issued warrants for the purchase of 449,200 shares of common stock at an exercise price of $0.02 per share in conjunction with this Private Placement. The warrants may be exercised on or after September 1, 1999, but must be exercised on or prior to May 31, 2002. The Private Placement was structured as an offering of 13% Bridge Notes with an option to immediately convert to common stock at a price of $8.00 per share. Under this Private Placement, Bridge Notes totaling $550,000 were issued and are due and payable on July 31, 2000. The Bridge Notes accrue interest at 13% per annum. The Company issued warrants to purchase 65,000 shares of common stock valued at $520,000 to purchasers of Bridge Notes based upon the principal amounts of notes subscribed. Under the Private Placement, the Company issued 394,063 shares of common stock along with warrants to purchase 384,200 shares of common stock in exchange for $3,036,713, net of issuance costs of $115,787.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     Annual maturities of long-term debt are as follows:

                                                               DECEMBER 31,
                                                                   1999
                                                               ------------
2000........................................................    $  993,138
2001........................................................     1,894,000
2002........................................................     3,369,000
2003........................................................        19,000
2004........................................................         3,750
                                                                ----------
                                                                $6,278,888
                                                                ==========

(9) CAPITAL LEASE OBLIGATIONS

     The Company is obligated under various capital leases primarily for computer equipment and office furniture that expire at various dates through 2001. These leases meet the various criteria of capital leases and are, therefore, classified as capital lease obligations. Capital lease obligations reflect the present value of future rental payments, discounted at the interest rate implicit in each of the leases. A summary of the future minimum lease payments required under the capital leases after December 31, 1999 follows:

                                                               DECEMBER 31,
                                                                   1999
                                                               ------------
2000........................................................     $157,366
2001........................................................       39,503
                                                                 --------
  Total minimum capital lease payments......................      196,869
Less amount representing interest (17.7% to 37.3%)..........       23,907
                                                                 --------
  Capital lease obligations.................................      172,962
Less current installments of capital lease obligations......      136,326
                                                                 --------
  Capital lease obligations, less current installments......     $ 36,636
                                                                 ========

     The leased furniture and equipment has been included in property and equipment at a total cost of $590,676 and $581,641 at December 31, 1998 and 1999, respectively.

(10) STOCKHOLDERS' EQUITY (DEFICIENCY)

     In January 2000, the Board of Directors authorized the Company's certificate of incorporation to increase the number of authorized shares of common stock to 100,000,000 and increased the authorized shares of preferred stock to 15,000,000 shares and in August 1997 the Board of Directors approved a 44-for-1 stock split. Additionally, in March 2000, the Company's Board of Directors authorized and the Company's stockholders approved a 1-for-2 reverse stock split and a post split adjustment of the number of authorized shares of common stock to 90,000,000 shares. All share information included in the accompanying consolidated financial statements has been retroactively adjusted to reflect these amendments.

  (a) Convertible Preferred Stock

     As part of the Company's financing activities in 1997, 8% cumulative Series B preferred stockholders were offered the opportunity to convert their Series B shares into common stock or to redeem their Series B shares. The preferred stock was converted into common stock at $8.00 per common share. During 1997, 2,101 shares of Series B preferred shares were

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES converted into 125,500 shares of common stock with a face value of $1,004,000. The remaining 2,085 Series B preferred shares were redeemed for $995,500 in cash.

     In addition, all dividends in arrears plus interest were paid on outstanding Series B preferred shares prior to conversion or redemption. During 1997, Series B preferred stockholders used $88,700 of the dividends and interest to purchase 11,088 shares of common stock. The remaining $249,635 (228,665 Series B and 20,970 Series A) was paid to preferred stockholders in cash.

     During 1998, the Company issued 558,400 shares of Series C Preferred Stock for $3,353,942, net of legal and issuance costs of $415,208 through a Private Placement. During 1999, the remaining 176,900 shares relating to this Private Placement were issued for $1,057,888, net of issuance costs of $136,241. An additional 91,909 shares were issued as a result of repricing the Private Placement from $6.75 per share to $6.00 per share and 5,804 shares were issued as payment for broker commissions.

     During 1999, the Company issued 1,182,744 shares of Series C Preferred Stock at $6.00 per share for $7,026,911 million, net of legal and Private Placement fees of $69,553, in conjunction with a Private Placement. In addition, the Company issued a warrant for each share of Series C preferred stock to purchase one share of common stock. In addition, the Company issued warrants to purchase 72,584 shares of common stock as settlement of certain private placement fees. The total warrants issued of 1,243,888 and 11,440 are exercisable at $0.02 and $9.60, respectively, per common stock share and expire December 2004.

     At the date of issuance of the Series C shares, a non-cash beneficial conversion adjustment of $1,449,541, which represents a 17% discount to the fair value of the common stock at the date of issuance, has been recorded in the 1999 consolidated financial statements as an increase and decrease to additional paid-in capital.

     In April 1999, the Company entered into an agreement with Seligman Communications and Information Fund, Inc. (Seligman) under which the Company issued 166,666 shares of Series C preferred stock at $6.00 per share in exchange for a $1,000,000 investment in the Company for a total of $1,000,000.

     In April 1999, the Company entered into an agreement with VLSI Technology, Inc. (VLSI) under which the Company issued 166,666 shares of Series C preferred stock at $6.00 per share in exchange for the settlement of liabilities of $406,000 with the Company and a prepayment for inventory purchases of $594,000, net of issuance costs of $67,500. The prepayment of inventory is reflected in other current assets at December 31, 1999.

     The Series C preferred stock is convertible into shares of common stock. The initial conversion rate was one for one, but was subject to change if certain events occur. Generally, the conversion rate will be adjusted if the Company issues any non-cash dividends on outstanding securities, splits its securities or otherwise effects a change to the number of its outstanding securities. The conversion rate will also be adjusted if the Company issues additional securities at a price that is less than the price that the Series C preferred stockholders paid for their shares. Such adjustments will be made according to certain formulas that are designed to prevent dilution of the Series C preferred stock. The Series C preferred stock can be converted at any time at the option of the holder, and will convert automatically, immediately prior to the consummation of a firm commitment underwritten public offering of common stock pursuant to a registration statement filed with the SEC

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES having a per share price equal to or greater than $24.00 per share and a total gross offering amount of not less than $15.0 million.

     The Company may not pay any cash dividends on its common stock while any Series C preferred stock remain outstanding without the consent of the Series C preferred stockholders. Holders of shares of Series C preferred stock are entitled to vote on all matters submitted for a vote of the holders of common stock. Holders will be entitled to one vote for each share of common stock into which one share of Series C preferred stock could then be converted. In the event of liquidation or dissolution, the holders of Series C preferred stock will be entitled to receive the amount they paid for their stock, plus accrued and unpaid dividends out of the Company's assets legally available for such payments prior to the time other holders of securities junior to the Series C preferred stock will be entitled to any payments.

  (b) Common Stock

     In July 1997, the Company acquired certain assets from an unrelated party by issuing 55,000 shares of common stock valued at $7.73 per share for a total of $425,000. During May 1999, the Company issued an additional 38,500 shares of common stock valued at $6.00 per share for a total of $231,000 to settle the purchase price (note 3).

     During 1997, the Company issued 58,366 shares of common stock for $451,080 cash ($7.73 per share).

     During 1997, the Company held a Private Placement and issued 1,250,000 shares of common stock for $10,000,000. The common shares were recorded as follows: 1,124,500 shares were issued for $7,861,203 (which included the $88,700 of converted dividends and interest), net of legal and Private Placement fees of $1,134,797; and 125,500 shares, valued at $1,004,000, were issued for converted Series B preferred stock.

     During 1998, the Company held a Private Placement and issued 742,500 shares of common stock for $7,464,375, net of legal and Private Placement fees of $1,074,377.

     During 1998, $2,066,122 of the Convertible Debentures and accrued interest of $62,448 totaling $2,128,570 were converted into 275,721 common shares at a conversion price of approximately $7.73.

     During 1999, the Company issued 4,875 shares of common stock valued at $51,188 for services performed by a third party consultant which was recorded as compensation expense in 1999.

     During 1999, the Company issued 394,063 shares of common stock for $3,036,716, net of issuance costs of $115,787 under a Private Placement.

     Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the Company's stockholders. There is no right to cumulative voting for the election of directors. Holders of shares of common stock are entitled to receive dividends, if and when declared by the board of directors out of funds legally available therefor, after payment of dividends required to be paid on any outstanding shares of preferred stock. Upon liquidation, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preferences of any outstanding shares of preferred stock. Holders of shares of common stock have no conversion, redemption or preemptive rights.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

  (c) Treasury Stock

     During 1996, the Company entered into a non-cash transaction and reacquired 154,154 shares of common stock valued at $533,158 in exchange for a distributor's outstanding trade receivable due to Mobility. During 1998, this treasury stock was retired.

     During 1998, the Company repurchased and retired 26,450 shares of common stock valued at $278,350 for cash.

  (d) Stock Subscription and Deferred Compensation

     In December 1999, the Company entered into a promissory note in the principal sum of $300,000 with an executive of the Company to finance his purchase of 50,000 shares of Series C preferred stock at a composite purchase price of $6.00 for one share of preferred stock and one warrant for the purchase of 50,000 shares of common stock at an exercise price of $0.02.

     In April 1999, 75,000 incentive stock options to purchase common stock at a weighted average exercise price of $2.68 were issued to an officer. The Company recorded $400,000 of deferred compensation, which represents the intrinsic value of these stock options, related to the issuance of the options which are charged to compensation expense over the vesting period through March 2002. The unamortized portion has been recorded as a deduction from stockholders' equity.

     During 1999, 441,250 incentive stock options to purchase common stock at a weighted average exercise price of $4.00 were issued to employees. The Company recorded $2,375,000 of deferred compensation expense, which represents the intrinsic value of these stock options, related to the issuance of the options which are charged to expense over the vesting period through periods ranging from December 2000 to December 2004. The unamortized portion has been recorded as a deduction from stockholders' equity.

(11) INCENTIVE STOCK OPTION PLAN AND WARRANTS

     In 1995, the Board granted stock options to employees to purchase 132,198 shares of common stock. Later in 1996, the Company adopted an Incentive Stock Option Plan (the Plan) pursuant to the Internal Revenue Code. Common stock reserved for grants to key employees of the Company under the Plan total 132,000 shares. The aggregate number of shares of common stock for which options may be granted or for which stock grants may be made under the plan is 1,250,000. Options become exercisable over varying periods up to five years and expire at the earlier of termination of employment or up to seven years after the date of grant. The options under both the Plan and pursuant to Board approval were granted at the fair market value of the Company's stock at the date of grant as determined by the Company's Board of Directors.

     At December 31, 1998 and 1999, there were 903,984 and 422,272 shares, respectively, available for grant under the Plan and pursuant to Board approval. The per share weighted average fair value of stock options granted under the Plan for the years ended December 31, 1997, 1998 and 1999 was $7.76, $8.12 and $5.22, respectively, based on the date of grant using the minimum value method with the following weighted average assumptions: expected dividend yield 0%, risk free interest rate of 5.1% and an expected life of 5 years.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     At December 31, 1999, the range of exercise prices and weighted average remaining contractual life of options was $0.02 -- $11.50 and 5 years, respectively.

                                                                      WEIGHTED AVERAGE
                                                                       EXERCISE PRICE
                                                            NUMBER       PER SHARE
                                                           --------   ----------------
Outstanding, December 31, 1997...........................   187,438        $ 4.76
  Granted................................................   324,756         11.50
  Canceled...............................................   (33,980)         5.78
  Exercised..............................................        --            --
                                                           --------        ------
Outstanding, December 31, 1998...........................   478,214          9.26
  Granted................................................   735,239          5.26
  Canceled...............................................  (253,527)        10.94
  Exercised..............................................        --            --
                                                           --------        ------
Outstanding, December 31, 1999...........................   959,926        $ 5.74
                                                           ========        ======

     The following table summarizes information about the stock options outstanding at December 31, 1999:

                                      WEIGHTED
                                       AVERAGE     WEIGHTED                 WEIGHTED
RANGE OF                              REMAINING    AVERAGE                  AVERAGE
EXERCISE                 OPTIONS     CONTRACTUAL   EXERCISE     OPTIONS     EXERCISE
PRICES                 OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
--------               -----------   -----------   --------   -----------   --------
$0.02                     25,000         1.2        $ 0.02           --      $ 0.02
$3.52                    132,198         0.6        $ 2.96      132,198      $ 3.52
$4.00                    527,202         5.3        $ 4.00        1,400      $ 4.00
$7.72-$8.00               91,438         3.9        $ 7.96       29,518      $ 7.88
$11.50                   184,088         4.1        $11.50      112,366      $11.50
                         -------         ---        ------      -------      ------
$0.02-$11.50             959,926         4.5        $ 5.74      275,482      $ 7.24
                         =======         ===        ======      =======      ======

     The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amount indicated below:

                                                   YEARS ENDED DECEMBER 31,
                                           -----------------------------------------
                                              1997           1998           1999
                                           -----------   ------------   ------------
Net loss applicable to common
  stockholders:
  As reported............................  $(9,092,535)   (18,032,858)   (17,906,614)
                                           ===========   ============   ============
  Pro forma..............................  $(9,276,532)   (18,267,627)   (18,147,186)
                                           ===========   ============   ============

     Pro forma net loss reflects only options granted since 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amount presented above because compensation cost is reflected over the options' vesting period of four to five years.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     During 1997 and 1998, the Company granted consultants 4,950 and 15,000, respectively, incentive stock options for services performed. The options are exercisable at $7.72 and $11.50 per share and expire May 2004 and 2005, respectively. The options were valued at $5,000 and $22,000 and were charged to compensation expense in 1997 and 1998, respectively.

     During June 1997, the Company issued 81,268 warrants to purchase shares of common stock in connection with long-term debt executed with a bank. The Company issued an additional 4,581 warrants in September 1997 pursuant to the anti-dilution clause of the loan agreement. The warrants are exercisable at $0.02 per share and expire July 31, 2002. The warrants valued at $669,308 are included in other assets. The value of the warrants is charged to interest expense over the term of the related debt. In June 1999, the Company issued an additional 34,795 warrants valued at $149,180 exercisable at $0.02 in connection with the extension of this debt with the bank.

     On October 7, 1997, the Company issued to the placement agents warrants to purchase 111,354 shares of common stock exercisable at $9.60 per share which may be exercised from November 10, 1998 and prior to the earlier date of (i) November 10, 2001; or (ii) the sale of substantially all Company assets, merger or liquidation, dissolution, winding-up or reorganization of the Company. The Company issued additional warrants to purchase 27,839 shares of common stock. The warrants are exercisable at $14.00 per share, subject to antidilution provisions and are exercisable as defined above.

     On October 8, 1997, the Company issued 312,500 warrants to purchase shares of common stock (the "Warrants") in connection with the Private Placement. The Warrants are exercisable at $14.00 per share, subject to antidilution provisions. The Warrants may be exercised prior to the earlier of (i) September 30, 2001, (ii) eighteen months after the time that the Company becomes subject to the reporting requirements of the Exchange Act of 1934, as amended or (iii) the sale of substantially all Company assets, merger, or the liquidation, dissolution, winding-up or reorganization of the Company.

     During 1998, the Company issued 112,500 warrants to purchase shares of common stock in connection with long-term debt executed with a bank. The warrants were issued to certain stockholders as consideration of their personal guarantees and indemnification arrangements for the long-term debt. The warrants are exercisable at $11.50 per share and expire at April 20, 2003. The warrants valued at $350,249 are included in other assets. The value of the warrants is charged to interest expense over the term of the related debt.

     During 1998, the Company issued 68,200 warrants to purchase common stock in connection with the Private Placement of common stock. The warrants are exercisable at $13.80 per share and expire after five years.

     On March 25, 1998, the Company issued 93,418 warrants to purchase shares of common stock in connection with long-term debt executed with a bank. The warrants are exercisable at $0.02 per share and expire July 31, 2002. The warrants valued at $1,071,189 are included in other assets. The value of the warrants is charged to interest expense over the term of the related debt.

     In January 1999, the Company issued 32,500 warrants to purchase common stock in connection with the Private Placement of Series C Preferred Stock. The warrants are exercisable at $12.00 per share and expire January 2004.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     In March 1999, 525,000 warrants were issued to purchase common stock for an exercise price of $0.02. The warrants valued at $4,200,000 are included in other assets. The value of the warrants is amortized to interest expense over the term of the related debt.

     In May 1999, the Company granted a consultant 35,000 incentive stock options for services performed. The options are exercisable at $8.00 per share and expire in May 2003. The Company recorded $37,443 of deferred compensation related to the issuance of the options. The unearned portion is amortized as compensation expense over the term of the agreement through May 2001. Compensation expense totaled $9,361 during 1999.

     In May 1999, in conjunction with the issuance of Bridge Notes in a Private Placement described in Note 8, 65,000 warrants were issued to purchase common stock for an exercise price of $0.02. The warrants valued at $520,000 are included in other assets. The value of the warrants is charged to interest expense over the term of the related debt.

     In June through August 1999, the Company issued warrants to purchase 384,200 shares of common stock at an exercise price of $0.02 per share in conjunction with the sale of common stock under a Private Placement. In addition, the Company issued warrants to purchase 53,000 shares of common stock at an exercise price of $0.02 per share that expire after five years as payment of broker fees associated with the sale of common stock under the Private Placement.

     In December 1999, the Company granted a consultant 35,000 incentive stock options for services performed. The options are exercisable at $4.00 per share and expire in December 2003. The Company recorded $367,500 of deferred compensation related to the issuance of the options. The unearned portion is amortized as compensation expense over the term of the agreement through December 2001. Compensation expense totaled $2,917 during 1999.

     In December 1999, the Company issued 1,255,327 warrants to purchase common stock in connection with the Private Placement of Series C preferred stock described in Note 10(a). 1,243,888 and 11,439 warrants are exercisable at $0.02 and $9.60, respectively, and expire October 1, 2002.

     In November 1999, the Company issued 56,250 warrants to purchase common stock in connection with the extension of its $4,500,000 line of credit. The warrants were issued to certain stockholders as part of their personal guarantees and indemnification arrangements for this line of credit. The warrants valued at $450,000 are exercisable at $4.00, expire November 1, 2004, are included in other assets and are being amortized over the term of the line of credit.

     In December 1999, the Company granted a consultant 50,000 warrants to purchase common stock for services performed in connection with the purchase of Series C preferred stock described in Note 10(d). The warrants are exercisable at $0.02 and expire December 2004.

     During 1999, 655,843 and 25,250 warrants were exercised at $0.02 and $7.00 per share, respectively, for a total of $189,867.

(12) OPERATING LEASE COMMITMENTS

     The Company has entered into various non-cancelable operating lease agreements for its facilities in Scottsdale, Arizona, automobile, and office equipment. Existing facility leases require monthly rents plus payment of property taxes, normal maintenance and insurance on facilities. Rental expense for the operating leases was $394,950, $365,782 and $478,037 during the years ended 1997, 1998, and 1999, respectively.

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

     A summary of the minimum future lease payments for the years ending December 31 follows:

                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
2000........................................................   $  483,037
2001........................................................      505,113
2002........................................................      479,937
                                                               ----------
                                                               $1,468,087
                                                               ==========

(13) INCOME TAXES

     The Company has generated net operating losses for both financial and income tax reporting purposes since inception. At December 31, 1998 and 1999, the Company had net operating loss carryforwards for federal income tax purposes of approximately $11,842,000 and $32,000,000, respectively, which, subject to annual limitations, are available to offset future taxable income, if any, through 2019 and net operating loss carryforwards for state income tax purposes of approximately $11,842,000 and $32,000,000, which are available to offset future taxable income through 2004.

     The temporary differences that give rise to deferred tax assets and liabilities at December 31, 1998 and 1999 are as follows:

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1999
                                                              ------------   ------------
Deferred tax assets:
  Net operating loss carryforward for federal income
     taxes..................................................  $  6,092,700     12,941,231
  Net operating loss carryforward for state income taxes....     1,119,019      2,289,030
  Depreciation and amortization.............................        57,224         90,395
  Section 263A inventory....................................        63,132         63,132
  Accrued liabilities.......................................       272,295        201,563
  Reserves..................................................       215,465        218,836
  Bad debts.................................................       263,117        255,749
  Investment tax credits....................................       161,022        180,557
  Inventory obsolescence....................................     2,366,033        791,603
                                                              ------------   ------------
          Total gross deferred tax assets...................    10,610,007     17,032,096
Deferred tax liabilities....................................            --             --
                                                              ------------   ------------
          Net deferred tax assets...........................    10,610,007     17,032,096
Less valuation allowance....................................   (10,610,007)   (17,032,096)
                                                              ------------   ------------
          Net deferred tax assets...........................  $         --             --
                                                              ============   ============

     The valuation allowance for deferred tax assets as of December 31, 1998 and 1999 was $10,610,007 and $17,032,096, respectively. The net change in the total valuation allowance for the years ended December 31, 1998 and 1999 was an increase of $6,769,007 and $6,422,089, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. In addition, due to the frequency of equity transactions within the Company, it is

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES possible the use of the net operating loss carryforward may be limited in accordance with Section 382 of the Internal Revenue Code. A determination as to this limitation will be made at a future date as the net operating losses are utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences.

(14) CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its cash with high credit quality financial institutions and generally limits the amount of credit exposure to the amount of FDIC coverage. However, periodically during the year, the Company maintains cash in financial institutions in excess of the FDIC insurance coverage limit of $100,000. The Company performs ongoing credit evaluations of its customers' financial condition but does not typically require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

     Two customers accounted for 29% and 18% of net sales for the year ended December 31, 1997. Three customers accounted for 18%, 17% and 16% of net sales for the year ended December 31, 1998. One customer accounted for 26% of net sales for the year ended December 31, 1999.

(15) RELATED PARTY TRANSACTIONS

     The Company has an agreement with a related entity under which this entity provides management services. The Company paid the consultant approximately $32,000, $52,000 and $42,000 for the years ended December 31, 1997, 1998 and
1999, respectively.

     Certain officers/stockholders of the Company have personally guaranteed the bank debt of the Company.

(16) EXPORT SALES

     Export sales were approximately 31%, 34% and 18% of the Company's net sales for the years ended December 31, 1997, 1998 and 1999, respectively. The principal international market served by the Company was Europe.

(17) COMMITMENTS AND CONTINGENCIES

     The Company has a defined contribution 401(K) plan for all employees. Under the 401(K) plan, employees are permitted to make contributions to the plan in accordance with IRS regulations. The Company may make discretionary contributions as approved by the Board of Directors. There were no contributions during 1997, 1998 and 1999.

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, based on consultation with legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity. Accordingly, the accompany-

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES ing consolidated financial statements do not include a provision for losses, if any, that might result from the ultimate disposition of these matters.

(18) SUPPLEMENTAL FINANCIAL INFORMATION

     A summary of additions and deductions related to the allowances for accounts receivable and inventories for the years ended December 31, 1997, 1998 and 1999 follows:

                                    BALANCE AT    CHARGED TO                BALANCE AT
                                   BEGINNING OF   COSTS AND                   END OF
                                      PERIOD       EXPENSES    DEDUCTIONS     PERIOD
                                   ------------   ----------   ----------   ----------
Allowance for doubtful accounts:
  Year ended December 31, 1997...   $   10,000    $  165,184   $      954   $  174,230
                                    ==========    ==========   ==========   ==========
  Year ended December 31, 1998...   $  174,230    $  762,217   $  288,295   $  648,152
                                    ==========    ==========   ==========   ==========
  Year ended December 31, 1999...   $  648,152    $  219,013   $  237,165   $  630,000
                                    ==========    ==========   ==========   ==========
Allowance for sales returns:
  Year ended December 31, 1997...   $    9,942    $  223,242   $  111,487   $  121,697
                                    ==========    ==========   ==========   ==========
  Year ended December 31, 1998...   $  121,697    $  235,000   $       --   $  356,697
                                    ==========    ==========   ==========   ==========
  Year ended December 31, 1999...   $  356,697    $  766,357   $  778,054   $  345,000
                                    ==========    ==========   ==========   ==========
Reserve for obsolescence of
  inventories:
  Year ended December 31, 1997...   $  244,823    $  921,409   $   83,774   $1,082,458
                                    ==========    ==========   ==========   ==========
  Year ended December 31, 1998...   $1,082,458    $4,469,481   $   58,314   $5,493,625
                                    ==========    ==========   ==========   ==========
  Year ended December 31, 1999...   $5,493,625    $1,733,463   $5,277,088   $1,950,000
                                    ==========    ==========   ==========   ==========

(19) NET LOSS PER SHARE

     The computation of basic and diluted net loss per share follows:

                                                           YEARS ENDED DECEMBER 31,
                                                   -----------------------------------------
                                                      1997           1998           1999
                                                   -----------   ------------   ------------
Net loss.........................................  $(8,775,170)  $(18,032,858)  $(16,457,073)
Less dividend declared on Series B preferred
  stock..........................................     (317,365)            --             --
Beneficial conversion costs of preferred stock...           --             --     (1,449,541)
                                                   -----------   ------------   ------------
Net loss attributable to common stockholders.....  $(9,092,535)  $(18,032,858)  $(17,906,614)
                                                   ===========   ============   ============
Weighted average common shares outstanding --
  basic and diluted..............................    2,638,577      4,135,575      4,994,283
                                                   ===========   ============   ============
Net loss per share -- basic and diluted..........  $     (3.45)  $      (4.36)  $      (3.59)
                                                   ===========   ============   ============
Stock options and warrants not included in
  diluted EPS since antidilutive.................      724,980      1,289,874      3,546,315
                                                   ===========   ============   ============
Convertible preferred stock not included in
  diluted EPS since antidilutive.................           --        558,400      2,399,102
                                                   ===========   ============   ============

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES

(20) SUBSEQUENT EVENTS

     On March 6, 2000, the Company signed a Strategic Partner Agreement with Cybex Computer Products Corporation (Cybex). The Company and Cybex have agreed to license certain technology to each other and the Company has agreed to sell certain of its products to Cybex on a private label basis. In conjunction with this agreement, the Company sold Cybex 500,000 shares of $0.01 par value Series D preferred stock for $5,000,000, or $10.00 per share. The Series D preferred stockholders have voting rights consistent with common stockholders and have liquidation preference over common stockholders but subordinate to Series C preferred stockholders. The Company may not pay any cash dividends on its common stock while any shares of Series D preferred stock remain outstanding without the consent of the Series D stockholders. The Series D preferred stock is convertible into shares of common stock. On March 1, 2002, each share of Series D preferred stock will convert automatically into a number of shares of common stock determined by dividing $10.00 by the offering price per share used in the last round of equity private placement financing prior to March 1, 2002; provided, however, immediately prior to the consummation of a public offering, each share of Series D preferred stock will convert automatically into the number of shares of common stock determined by dividing $10.00 by 95% of the offering price per share of the common stock used in the offering. In the event of liquidation or dissolution, the holders of Series D preferred stock will be entitled to receive the amount they paid for their stock, plus accrued and unpaid dividends out of assets legally available for such payments after the holders of Series C preferred stock have received their preferential payments, but prior to the time other holders of our securities will be entitled to any payments.

     On February 29, 2000, the Company amended the certain Bridge Promissory Notes to extend the maturity date of $1,225,000 of the Existing Bridge Notes and related accrued interest of approximately $160,000 from March 31, 2000 to the earlier of an initial public offering (IPO) or other equity infusion of $10,000,000 or greater, or March 31, 2001. In addition, the annual interest rate was increased to 14%. In conjunction with the extension of the maturity date, the Company issued warrants to purchase 138,502 shares of common stock. The warrants are exercisable at a purchase price equal to the offering price used in the last round of equity private placement financing prior to the note maturity date of March 31, 2001, or if the Company has completed an initial public offering of common stock prior to the note maturity date, then the purchase price shall be ninety-five percent of the offering price of the initial public offering. However, if the outstanding principal balance due under these Bridge Notes are not paid by September 30, 2000, 2,500 warrants for every $100,000 of extended and outstanding principal due shall be awarded per quarter until the principal balance is paid. These warrants are exercisable for common stock at an exercise price of $0.02.

     During January 2000, the Company completed a Private Placement and issued 48,706 shares of Series C preferred stock at $6.00 per share for $292,240. In conjunction with this Private Placement, the Company issued a warrant for each share of Series C preferred stock to purchase two shares of common stock. The total warrants issued of 48,706 are exercisable at $0.02 per common stock share and expire October 1, 2002.

     On March 13, 2000, the Company entered into agreements to extend the maturity date of the lines of credit and promissory note agreements due March 31, 2000 to March 31, 2001. As part of the extension agreement, the interest rate on the $750,000 line of credit was increased from the bank's corporate base rate plus 2.5% to the bank's corporate base rate plus 3.5%.

     On March 10, 2000, the Company's Board of Directors authorized and on March 31, 2000 the Company's stockholders will approve a 1-for-2 reverse stock split, and a post-split

                  MOBILITY ELECTRONICS, INC. AND SUBSIDIARIES adjustment of the number of authorized shares of common stock to 90,000,000 shares. All share information included in the accompanying consolidated financial statements has been retroactively adjusted to reflect this reverse split and post-split adjustment.

(21) QUARTERLY FINANCIAL DATA (UNAUDITED)

     A summary of the quarterly data for the years ended December 31, 1998 and 1999 follows:

                                           FIRST        SECOND         THIRD        FOURTH
                                          QUARTER       QUARTER       QUARTER       QUARTER
                                        -----------   -----------   -----------   -----------
Year ended December 31, 1998:
  Net sales...........................  $ 5,568,430   $ 6,815,773   $ 5,723,055   $ 2,964,799
                                        ===========   ===========   ===========   ===========
  Gross profit (loss).................  $   851,359   $ 1,535,198   $(3,548,635)  $(1,295,687)
                                        ===========   ===========   ===========   ===========
  Operating expenses..................  $(2,459,162)  $(2,581,094)  $(3,420,381)  $(5,477,414)
                                        ===========   ===========   ===========   ===========
  Operating loss......................  $(1,607,803)  $(1,045,896)  $(6,969,016)  $(6,773,101)
                                        ===========   ===========   ===========   ===========
  Net loss attributable to common
     stockholders.....................  $(1,838,670)  $(1,480,253)  $(7,453,497)  $(7,260,438)
                                        ===========   ===========   ===========   ===========
  Net loss per share:
     Basic and diluted................  $     (0.49)  $     (0.35)  $     (1.73)  $     (1.67)
                                        ===========   ===========   ===========   ===========
Year ended December 31, 1999:
  Net sales...........................  $ 3,227,784   $ 3,560,417   $ 3,374,233   $ 3,789,576
                                        ===========   ===========   ===========   ===========
  Gross profit........................  $   432,909   $    96,298   $   823,676   $   848,422
                                        ===========   ===========   ===========   ===========
  Operating expenses..................  $(3,455,748)  $(3,374,847)  $(2,422,088)  $(2,983,208)
                                        ===========   ===========   ===========   ===========
  Operating loss......................  $(3,022,839)  $(3,278,549)  $(1,598,412)  $(2,134,786)
                                        ===========   ===========   ===========   ===========
  Net loss attributable to common
     stockholders.....................  $(3,649,929)  $(6,186,662)  $(3,068,240)  $(5,001,783)
                                        ===========   ===========   ===========   ===========
  Net loss per share:
     Basic and diluted................  $     (0.80)  $     (1.33)  $     (0.64)  $     (0.84)
                                        ===========   ===========   ===========   ===========

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                      (This page intentionally left blank)

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in the prospectus is correct only as of its date.

                               TABLE OF CONTENTS

                                        Page
                                        ----
PROSPECTUS SUMMARY....................    3
RISK FACTORS..........................    8
FORWARD-LOOKING STATEMENTS............   20
USE OF PROCEEDS.......................   20
DIVIDEND POLICY.......................   21
CAPITALIZATION........................   22
DILUTION..............................   24
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   26
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   28
BUSINESS..............................   38
MANAGEMENT............................   53
PRINCIPAL STOCKHOLDERS................   61
CERTAIN TRANSACTIONS..................   63
DESCRIPTION OF CAPITAL STOCK..........   66
SHARES ELIGIBLE FOR FUTURE SALE.......   74
UNDERWRITING..........................   76
INTERESTS OF NAMED EXPERTS AND
  COUNSEL.............................   79
EXPERTS...............................   79
ADDITIONAL INFORMATION AVAILABLE TO
  YOU.................................   79
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

     UNTIL JULY 25, 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT BUY, SELL OR TRADE IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. DEALERS ARE ALSO OBLIGATED TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

[MOBILITY ELECTRONICS LOGO]

Mobility Electronics, Inc.

4,000,000 Shares

Common Stock
Deutsche Banc Alex. Brown

Banc of America Securities LLC
PROSPECTUS
JUNE 30, 2000